FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 24, 2014

001-15170

(Commission File Number)

GlaxoSmithKline plc

(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

THIS DOCUMENT AND ANY ACCOMPANYING DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, fund manager, solicitor, accountant or other appropriate independent financial adviser duly authorised under the Financial Services and Markets Act 2000 (“FSMA”) if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

This document is a circular relating to the Transaction which has been prepared in accordance with the Listing Rules and approved by the Financial Conduct Authority (“FCA”).

If you sell or have sold or otherwise transferred all of your Ordinary Shares, please forward this document, together with the accompanying documents as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or the transferee. If you sell or have sold or otherwise transferred only part of your holding of Ordinary Shares, you should retain this document and the accompanying documents and consult with the bank, stockbroker or other agent through whom the sale or transfer was effected as to the action you should take.

Any person (including, without limitation, custodians, nominees, and trustees) who may have a contractual or legal obligation or may otherwise intend to forward this document to any jurisdiction outside the United Kingdom should seek appropriate advice before taking any such action. The distribution of this document and any accompanying documents into jurisdictions other than the United Kingdom may be restricted by law. Any person not in the United Kingdom into whose possession this document and any accompanying documents come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

GLAXOSMITHKLINE PLC

(Incorporated and Registered in England and Wales with registered number 3888792)

PROPOSED MAJOR TRANSACTION WITH NOVARTIS AG

Circular to Shareholders

and

Notice of General Meeting

Your attention is drawn to the letter from your Chairman which is set out in Part 1 (Letter from the Chairman) of this document and which contains the recommendation of the Board that you vote in favour of the Resolution to be proposed at the General Meeting referred to below. Please read the whole of this document. In particular, your attention is drawn to Part 2 (Risk Factors) of this document, which contains a discussion of certain risk factors that should be taken into account when considering the matters referred to in this document.

Notice of a General Meeting of the Company to be held at 10.30 am on Thursday, 18 December 2014 at Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD is set out at the end of this document. A Form of Proxy or ADR Voting Instruction Form for use in connection with the Resolution to be proposed at the General Meeting is also enclosed. Whether or not you intend to attend the General Meeting in person, you are requested to complete the Form of Proxy in accordance with the instructions printed on it and return it as soon as possible by post or (during normal business hours only) by hand but, in any event, so as to be received by the Company’s Registrar, Equiniti, no later than 10.30 am on Tuesday, 16 December 2014 (or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting). Alternatively, you may appoint a proxy electronically at www.sharevote.co.uk using the Voting ID, Task ID and Shareholder Reference Number (SRN) printed on your Form of Proxy. CREST Shareholders may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Equiniti, CREST participant ID RA19. Electronic proxy appointments must be received by no later than 10.30 am on Tuesday, 16 December 2014 (or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting). Completion and return of a Form of Proxy (or the electronic appointment of a proxy) will not preclude you from attending and voting in person at the General Meeting, or any adjournment thereof, if you wish to do so and are so entitled.

In the event that they do not attend the General Meeting in person, in order for holders of ADRs to vote upon the resolutions to be proposed at the General Meeting, the enclosed ADR Voting Instruction Form must be returned to the Depositary so as to be received no later than 5.00 pm New York City time on Tuesday, 16 December 2014.

A summary of the action to be taken by Shareholders is set out in paragraph 9 of Part 1 (Letter from the Chairman) of this document and in the accompanying Notice of General Meeting.

Ordinary Shareholders on the register of members of the Company at the close of business on 19 November 2014, have been sent this document. The record date for ADR holders was 18 November 2014.

This document does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been so authorised. The delivery of this document shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this document or that the information in it is correct as at any subsequent time to its date.

Citigroup Global Markets Limited and Lazard & Co., Limited who are authorised in the United Kingdom by the Prudential Regulation Authority (“PRA”) and regulated in the United Kingdom by the FCA and the PRA, are each acting exclusively for the Company and no one else in connection with the Transaction, are acting as joint sponsors in relation to the Transaction, and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Transaction and will not be responsible to anyone other than the Company for providing the protections afforded to respective clients of Citigroup Global Markets Limited and Lazard & Co. Limited nor for providing advice in relation to the Transaction or any other matter referred to in this document.

Save for the responsibilities and liabilities, if any, of Citigroup Global Markets Limited and Lazard & Co., Limited under the Financial Services and Markets Act 2000 or the regulatory regime established thereunder, Citigroup Global Markets Limited and Lazard & Co., Limited assume no responsibility whatsoever and make no representations or warranties, express or implied, in relation to the contents of this document, including its accuracy, completeness or verification, or for any other statement made or purported to be made by GSK, or on GSK’s behalf, or by Citigroup Global Markets Limited or Lazard & Co., Limited, or on Citigroup Global Markets Limited’s or Lazard & Co., Limited’s behalf, and nothing contained in this document is, or shall be, relied on as a promise or representation in this respect, whether as to the past or the future, in connection with GSK or the Transaction. Citigroup Global Markets Limited and Lazard & Co., Limited accordingly disclaim to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise which it might otherwise be found to have in respect of this document or any such statement.

Zaoui & Co., which is authorised and regulated in the United Kingdom by the FCA, is acting exclusively for the Company and for no one else in connection with the Transaction and is not, and will not be, responsible to anyone other than the Company for providing the protections afforded to clients of Zaoui & Co., nor for providing advice in connection with the Transaction or any other matter described in this document.

THE CONTENTS OF THIS DOCUMENT OR ANY SUBSEQUENT COMMUNICATION FROM THE COMPANY OR THE FINANCIAL ADVISERS OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES OR AGENTS ARE NOT TO BE CONSTRUED AS LEGAL, FINANCIAL OR TAX ADVICE. EACH SHAREHOLDER SHOULD CONSULT HIS, HER OR ITS OWN SOLICITOR, INDEPENDENT FINANCIAL ADVISER OR TAX ADVISER FOR LEGAL, FINANCIAL OR TAX ADVICE.

Capitalised terms have the meanings ascribed to them in the ‘Definitions’ section of this document.

This document is dated 20 November 2014.

IMPORTANT NOTICES

1.	FORWARD-LOOKING STATEMENTS

This document contains statements that are, or may be deemed to be, “forward-looking statements”.

Forward-looking statements can typically be identified by the use of forward-looking terminology, including the terms “anticipates”, “believes”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “should” or “will”, or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions.

These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include, but are not limited to, statements regarding the Company’s intentions, beliefs or current expectations concerning, among other things, the Group’s business, results of operations, financial position, prospects, growth, strategies and the industry in which it operates as well as those of the Novartis businesses that are the subject of the Transaction.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the actual results of operations of or financial position of the Group or the Enlarged Group, and the developments in the industry in which the Group or the Enlarged Group operates, may differ materially from those described in, or suggested by, the forward-looking statements contained in this document. The same applies in respect of the Novartis businesses that are the subject of the Transaction. In addition, even if the results of operations, financial position and the development of the markets and the industry in which the Group or the Enlarged Group operates are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, changes in regulation, currency fluctuations, changes in its business strategy and political and economic uncertainty. Shareholders should specifically consider the factors identified in this document which could cause actual results to differ before making a decision in relation to the Transaction.

Forward-looking statements may, and often do, differ materially from actual results. Any forward-looking statements speak only as at the date of this document, reflect the current views and beliefs of the Board and other members of senior management based on the information currently available to them, and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Group’s operations, results of operations and growth strategy. Except as required by the FCA, the LSE or applicable law (including as may be required by the Listing Rules and the Disclosure and Transparency Rules), GSK expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Save as set out in paragraph 11 of Part 6 (Additional Information) of this document, no statement in this document is intended to be a profit forecast or profit estimate and no statement in this document should be interpreted to mean that the earnings per share of GSK, as altered by the Transaction, will necessarily match or exceed the historical or published earnings per share of GSK or the relevant entities which are the subject of the Transaction.

The statements in this section should not in any way be construed as a qualification to the opinion of the Company as to the Group’s working capital set out in paragraph 10 of Part 6 (Additional Information) of this document.

2.	NO INCORPORATION OF WEBSITE INFORMATION

Neither the content of GSK’s website or Novartis’s website, nor the content of any website accessible from hyperlinks on GSK’s website or Novartis’s website, is incorporated into, or forms part of, this document and shareholders should not rely on them.

CORPORATE INFORMATION AND ADVISERS

DIRECTORS

Name	Position
Sir Christopher Gent	Non-Executive Chairman

Sir Andrew Witty	Chief Executive Officer

Simon Dingemans	Chief Financial Officer

Dr Moncef Slaoui	Chairman, Vaccines

Sir Deryck Maughan	Senior Independent Non-Executive Director

Professor Sir Roy Anderson	Independent Non-Executive Director and Scientific Expert

Dr Stephanie Burns	Independent Non-Executive Director

Stacey Cartwright	Independent Non-Executive Director

Lynn Elsenhans	Independent Non-Executive Director

Judy Lewent	Independent Non-Executive Director

Dr Daniel Podolsky	Independent Non-Executive Director and Scientific Expert

Tom de Swaan	Independent Non-Executive Director

Jing Ulrich	Independent Non-Executive Director

Hans Wijers	Independent Non-Executive Director

The business address of each of the Directors is the registered office of the Company at 980 Great West Road, Brentford, Middlesex TW8 9GS.

Company Secretary

Victoria Whyte

Registered Office

980 Great West Road

Brentford

Middlesex

TW8 9GS

Website

http://www.gsk.com/

Advisers and others

Joint Sponsors	Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London
E14 5LB

Lazard & Co., Limited
50 Stratton Street
London
W1J 8LL

Joint Financial Advisers	Lazard & Co., Limited
50 Stratton Street
London
W1J 8LL

Zaoui & Co. Ltd
11 Hill Street
London
W1J 5LF

Legal Adviser to GSK	Slaughter and May
One Bunhill Row
London
EC1Y 8YY

Legal Adviser to the Joint Sponsors	Herbert Smith Freehills LLP
Exchange House
Primrose Street
London
EC2A 2EG

Auditor and Reporting Accountants to GSK	PricewaterhouseCoopers LLP
1 Embankment Place
London
WC2N 6RH

Registrar	Equiniti Limited
Aspect House
Spencer Road
Lancing
BN99 6DA

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Announcement of the Transaction	22 April 2014

Publication and posting of this document, the Notice of General Meeting, the Form of Proxy and ADR Voting Instruction Form	24 November 2014

Latest time and date for receipt of Forms of Proxy and CREST Proxy Instructions	10.30 am on 16 December 2014

Latest time and date for receipt of ADR Voting Instruction Form	5.00 pm (New York City time) on 16 December 2014

General Meeting	10.30 am on 18 December 2014

Notes:

All references in this document are to London times unless otherwise stated

Total number of issued Ordinary Shares (including those underlying ADRs) as at 18 November 2014	5,352,993,977

Total number of voting rights as at 18 November 2014	4,861,478,027

PART 1

LETTER FROM THE CHAIRMAN

GlaxoSmithKline plc (“GSK” or the “Company”)

(Incorporated and Registered in England and Wales with registered number 3888792)

Directors	Registered office

Sir Christopher Gent	980 Great West Road
Sir Andrew Witty	Brentford
Simon Dingemans	Middlesex
Dr Moncef Slaoui	TW8 9GS
Sir Deryck Maughan
Professor Sir Roy Anderson
Dr Stephanie Burns
Stacey Cartwright
Lynn Elsenhans
Judy Lewent
Dr Daniel Podolsky
Tom de Swaan
Jing Ulrich
Hans Wijers

20 November 2014

Dear Shareholder,

1.	Introduction

In April, GSK announced a major three-part transaction with Novartis, committing to strengthen significantly the Group’s vaccines and consumer healthcare franchises by agreeing to acquire Novartis’s Vaccines Business (which excludes the Influenza Vaccines Business) for an initial consideration of $5.25 billion1, and to form a consumer healthcare joint venture with Novartis, over which GSK will have majority control with an equity interest of 63.5 per cent., by combining the GSK Consumer Healthcare Business with the Novartis OTC Business. At the same time, GSK also agreed to divest its Oncology Business to Novartis for $16 billion2. £4 billion of the net proceeds is intended to be returned to Shareholders via a B share scheme following Completion of the Transaction3.

This is the most significant transaction for the Company since the creation of GlaxoSmithKline plc in 2000 and is a major step towards fulfilling the Company’s strategy of creating a simpler, stronger and more balanced platform for long-term growth.

The Transaction, because of its size in relation to the Company, is a “class 1” transaction for the Company under the Listing Rules and is therefore conditional, amongst other things, upon approval by Shareholders of the Resolution as contained in the notice convening the General Meeting set out at the end of this document. A General Meeting of Shareholders has been scheduled to be held at Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD at 10.30 am on Thursday, 18 December 2014 for the purpose of seeking approval by Shareholders under the Listing Rules. A summary of the action to be taken by Shareholders is set out in paragraph 9 below.

The purpose of this document is to provide you with details of the Transaction, to explain why the Board considers the Transaction, which fundamentally re-shapes the Group for the future, to be in the best interests of the Company and its Shareholders as a whole and, accordingly, why the Board unanimously believes that you should vote in favour of the Resolution at the General Meeting.

[1]	Total consideration includes additional potential milestone payments of up to $1.8 billion and ongoing royalties. Please refer to paragraph 4.2 of this Chairman’s Letter for further details.
[2]	Up to $1.5 billion of this consideration depends on the results of the COMBI-d Trial. Please refer to paragraph 4.3 of this Chairman’s Letter for further details.
[3]	Please refer to paragraph 5.4 of this Chairman’s Letter for further details.

In recognition of the strategic significance of the Transaction, this letter also sets out how GSK has delivered against the strategic priorities the Company set out in 2008. Furthermore, to demonstrate why the Transaction represents a unique opportunity for GSK to take a major step forward in delivering on this strategy, this letter provides a summary of the highlights of the Company’s key franchise areas – vaccines, consumer healthcare, respiratory and HIV – including their leading market positions, their prospects and the opportunities to boost revenue growth and profitability on Completion of the Transaction.

2.	Background to the Transaction

In 2008, GSK set out its strategic priorities to grow a diversified and global business, deliver more products of value and simplify the operating model. In doing so, the Company’s objective was to deliver growth, reduce risk and improve the long-term financial performance of the Group. During a challenging period, when the Company has faced significant loss of sales to generic competition, GSK has maintained broadly stable sales and earnings and delivered increased dividends. Over this period the Company has continued to invest in growth businesses, consolidated its positions in emerging markets and launched numerous new products, including Breo/Relvar, Anoro, Mekinist, Tafinlar, Tivicay and Triumeq, Eperzan/Tanzeum and QIV flu, while delivering on significant cost efficiency programmes across the pharmaceuticals, vaccines and consumer healthcare businesses. This Transaction represents the next logical stage in the transformation of the Group and is consistent with GSK’s approach of pursuing targeted strategic acquisitions and disposals to enhance shareholder value rather than large scale mergers or acquisitions.

With this approach GSK is creating a set of balanced, long-term businesses with global scale that are less exposed to risk and volatility.

2.1	Creating a balanced Group with three core businesses

Within GSK’s pharmaceutical business the Company already has leading global positions in respiratory and HIV. The interconnected parts of the proposed Transaction add further balance to the Group, building significantly on its leading position in global vaccines and creating a new global consumer healthcare leader. In both of these strengthened franchises, GSK believes that its larger scale and greater geographic reach represent significant competitive advantages that will provide an opportunity to create substantial further value for Shareholders over the long-term.

In particular, the GSK Group following Completion of the Transaction will have four key franchises with leading positions in respiratory, HIV, vaccines and consumer healthcare. In aggregate, these franchises represent approximately 70 per cent. of Group revenues. Each franchise will benefit by being part of the GSK Group, with access to the Group’s global commercial infrastructure, international supply network, innovative R&D organisation, significant scale and extensive presence in emerging markets, and regulatory relationships. Furthermore, GSK’s strengthened consumer healthcare business will benefit from further opportunities provided by the potential to switch existing and future pharmaceutical brands to the consumer healthcare business. A recent example of GSK’s success in this area is the switch of its steroid nasal spray, Flonase, to an over-the-counter (“OTC”) version which was approved by the FDA in July 2014. In addition to the benefits that each business gains from being part of the broader GSK Group, GSK benefits from its ownership of a more balanced set of franchises, with longer duration cash flows from the vaccines and consumer healthcare businesses that complement the pharmaceuticals business with its greater patent-driven cyclicality.

Consumer Healthcare

The GSK consumer healthcare business is one of the largest in the world, developing and marketing a range of products based around four category areas: wellness, oral health, nutrition and skin health. The business’s strategy is to combine GSK’s pharmaceutical capabilities and scientific expertise with the strengths of the fast moving consumer goods (“FMCG”) world, such as consumer insight, speed to market and brand focus, to become the first and best fast moving consumer healthcare company, driven by science and values.

In 2013 GSK’s consumer healthcare revenue was £5.2 billion4 or 20 per cent. of GSK’s total turnover. GSK’s consumer healthcare brands are available in over 100 countries, with more than half of sales coming from top-selling brands such as Sensodyne, Panadol and Horlicks. The business is particularly strong in the emerging markets where GSK has a major presence in India, China and Latin America.

Wellness is GSK’s biggest category, focusing on products that cover four core areas: pain management, respiratory health, gastrointestinal health and smokers’ health. Panadol is the top-selling paracetamol brand globally and Tums is the number 1 antacid brand in the US.

In oral health, GSK is one of the largest researchers in the world. Sensodyne is the global leader in sensitivity toothpaste, and its Polident range is the global market leader in the area of denture care.

GSK also has a long heritage in the area of nutrition. Horlicks, which is over 140 years old, is the leading nutritional supplement in the Indian subcontinent and continues to innovate with launches of new product variants and formulations based on rigorous science.5 Through GSK’s acquisition of Stiefel Laboratories in 2009, the Company’s skin health brands hold leading positions in pharmacy and specialised skin care in some of the world’s fastest growing markets.

GSK’s consumer healthcare research takes place at six research centres throughout the world, where scientists are seeking to identify and develop sustained innovation in all GSK categories and regions. In 2013, GSK invested 3.4 per cent. of consumer healthcare sales in consumer healthcare R&D, and product innovations launched in 2013 provided over 13 per cent. of its consumer healthcare sales.6

The Novartis OTC Business has a portfolio of brands that are highly complementary to GSK’s and delivered £1.8 billion in revenues in 2013. The combination of the Novartis OTC Business with the GSK Consumer Healthcare Business represents a unique opportunity to materially transform this division.

The JV will hold category leading positions and brands in several large and growing global categories including wellness, oral health and skin health, combining OTC and FMCG capabilities and expertise. In the wellness category, the new combination’s complementary portfolio will create the number 1 business globally.

GSK will hold a 63.5 per cent. shareholding and Novartis will hold a 36.5 per cent. shareholding in the newly created Consumer Healthcare Joint Venture. It will be the largest consumer healthcare business globally, operating in markets estimated to be worth $106.6 billion and projected to grow at approximately 4 per cent. per annum over the next five years.

The new Consumer Healthcare Joint Venture will have 19 major brands each with annual revenues in excess of $100 million, including Sensodyne, Panadol, Aquafresh, Voltaren® and Otrivin®. With increased speed to market and investment in new products, this business has greater opportunities to deliver revenue growth consistently above market rates.

The two portfolios are geographically well-matched and the combined business will have the largest share of the consumer healthcare market in more than 35 countries. The Board believes that Novartis’s portfolio presents multiple new growth opportunities in high growth emerging markets for several major brands and innovations, notably Voltaren®, Excedrin® and Otrivin®. Similarly, GSK’s brands will benefit from exposure to Novartis’s highly successful CIS, Central and Eastern European business.

Additionally, future Consumer Healthcare Joint Venture revenues will reflect the re-supply of certain products manufactured at Novartis’s facility in Lincoln, Nebraska, following remediation activities at the site. Production and re-supply began in late 2013 and will continue into 2015.

[4]	2013 revenue of £5.2billion includes revenues from GSK’s Indian and Nigerian consumer healthcare businesses, which do not form part of the Consumer Healthcare Joint Venture.
[5]	Horlicks is sold in India by GlaxoSmithKline Consumer Healthcare Limited (“GSK India”). The business of GSK India is excluded from the Consumer Healthcare Joint Venture.
[6]	R&D costs have been measured on a core basis which excludes certain items that are considered to be non-core in nature as this provides a clearer view of the underlying R&D expenditure of the Group by removing the volatility inherent in many of the non-core items. Further details on the definition of core results can be found on page 150.

Leadership

Emma Walmsley has been appointed as Chief Executive Officer Designate of the new Consumer Healthcare Joint Venture and will be a member of the JV Board, which will comprise directors from both GSK and Novartis. Sir Andrew Witty will be Chairman of the JV Board.

Vaccines

Marketed vaccines portfolio

With a turnover of approximately £3.4 billion per annum in 2013 (up from £2.5 billion in 2008), GSK’s vaccines business is one of the largest in the world, developing, producing and distributing over 2 million vaccines every day to people across 170 countries. The Company currently has a portfolio of over 30 vaccines to prevent a broad range of illnesses.

GSK’s currently marketed paediatric vaccines portfolio includes vaccines against polio, diptheria, tetanus, pertussis, measles, mumps, rubella, meningitis C, chicken pox, pneumococcal disease and rotavirus infection. The Company’s adolescent, adult and travel vaccines portfolio includes vaccines against flu (pandemic and seasonal), human papilloma virus (cervical cancer), hepatitis A and B, typhoid, meningitis A, C, W, Y, and booster vaccines against diptheria, tetanus, pertussis and polio.

In 2013, GSK distributed approximately 860 million doses of vaccine, 80 per cent. of which were delivered to least developed, low and middle income countries. GSK’s vaccines are made at 14 manufacturing sites around the world. The growth prospects for GSK’s vaccines business remain strong, with the business having achieved a +4 per cent. CAGR between 2008 and 2013 on a CER basis.

The acquisition of Novartis’s global Vaccines Business (which excludes the Influenza Vaccines Business), with a turnover of £602 million in 2013, further improves GSK’s position as the world’s leading global vaccines solutions provider. Demand for vaccination is significant, with the $25.6 billion global vaccine market projected to grow at approximately mid-single digits over the period to 2020.

The proposed Transaction will create a broader, stronger portfolio offering, most notably in key areas such as meningitis and travel vaccines. It will also increase the profitability of the business through synergies, including the vertical integration of antigen supply currently provided by Novartis to GSK.

The global market for meningitis vaccines is expected to triple by 2020, reaching $3.6 billion. The addition of Bexsero®, a new vaccine for the prevention of meningitis B and a pentavalent MenABCWY vaccine candidate in development will strengthen GSK’s position in one of the fastest growing segments of the vaccines market.

In travel, a number of complementary traveller vaccines will also add further breadth to GSK’s industry-leading travel vaccine portfolio.

The expanded portfolio will help accelerate GSK’s strategy in the US, where Novartis has a strong presence and track record, especially in meningitis, where US sales of Menveo® reached $152 million in 2013, while benefiting from GSK’s significant presence in emerging and developing markets, where significant new opportunities exist for the introduction and growth of Novartis’s vaccines across both new and existing sets of customers.

The acquisition is also expected to enhance GSK’s vaccines manufacturing network and provide an important increase in overall vaccines capacity, notably with the addition of Novartis’s facilities in Rosia, Italy and Marburg, Germany. Both of these sites have benefited from significant recent capital investment and are FDA-registered. GSK will also acquire Novartis’s vaccines manufacturing sites in India and, through the acquisition of Novartis’s 85 per cent. interest in Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd. (“Tianyuan”), an interest in Tianyuan’s vaccines manufacturing sites in China.

As the leading player in a growing market, GSK expects to drive strong operational synergies and improve margins as the businesses are integrated over the coming period. Growth of the expanded business is expected to be in line with, or ahead of, the market depending on the timing and phasing of the launch of new key pipeline products.

Vaccines pipeline

GSK and Novartis’s vaccines R&D organisations are also highly complementary, bringing together respective expertise in virology and bacterial infection. The Company currently has 14 vaccines in development and the addition of Novartis’s Vaccines Business will increase this number by over 50 per cent. Novartis’s clinical pipeline includes two Phase II vaccines candidates, namely a pentavalent meningitis vaccine candidate, protecting against meningococcal serogroups A, B C, W and Y, and a vaccine against infection by group B streptococcus. Novartis also has earlier stage programmes against HIV, cytomegalovirus, hospital infections such as s. aureus, c. difficile and p. aeruginosa and various acellular pertussis combination vaccines. Of particular interest is Novartis’s candidate vaccine against group B streptococcus infection, the leading cause of neonatal sepsis and meningitis globally. Novartis also contributes a number of pre-clinical vaccine candidates aimed at devastating diseases highly prevalent in developing countries such as malaria and tuberculosis.

Leadership

As announced on 22 October 2014, Moncef Slaoui has been appointed as Chairman of the global vaccines business.

Pharmaceuticals

Marketed pharmaceutical products

Following Completion of the Transaction, the strengthened global vaccines and consumer healthcare businesses will be complemented by GSK’s existing global pharmaceuticals business. This will comprise the Company’s key pharmaceutical franchises of respiratory and HIV medicines, supported by a highly productive R&D organisation.

The Company’s respiratory franchise is the leader in the $29 billion respiratory market, which is forecast to grow at 2 per cent. per annum over the medium term. GSK has been the global leader in this therapeutic area for over 30 years, with its franchise strength built around the strength of Ventolin, Flovent and Seretide/Advair. The respiratory portfolio is currently undergoing a period of transition as the portfolio is being strengthened and broadened with the addition of Breo/Relvar, Anoro, Incruse and Arnuity, all of which are delivered in the proprietary Ellipta device. GSK’s key priority in respiratory is to deliver and generate access to its new products. The Group’s most recent results clearly point to the extensive transition underway for the portfolio, and, in particular, the pressure on the Group’s older products, such as Seretide/Advair, especially in the US market where the Group is seeing a significantly more challenging contracting and competitive environment. Despite these changes, the Group is delivering on increasing the access for new products, with Breo for chronic obstructive pulmonary disease (“COPD”) holding 72 per cent. Medicare Part D coverage and Anoro holding around 50 per cent. as of late October. Furthermore, the Group has yet to launch the recently approved monotherapy medicines, Incruse (for COPD) and Arnuity (for asthma), and has filed mepolizumab, GSK’s first-in-class anti-IL5 treatment for severe asthma in November 2014. The Group expects total global respiratory sales (residual and new products) will return to growth in 2016.

In the HIV therapeutic area, GSK established ViiV Healthcare in 2009, combining expertise from GSK, Pfizer, and, since 2012, Shionogi. ViiV Healthcare is now one of the leading companies in a field with estimated global sales of $20 billion, and growing at 8 per cent. per annum.

ViiV Healthcare’s portfolio of 11 HIV treatments generated annual sales of £1.4 billion in 2013 and is seeing strong growth on the back of recent successful product approvals. Tivicay (dolutegravir), ViiV Healthcare’s integrase inhibitor, which has been approved and launched in the US, Europe and other countries, has performed strongly and ahead of some of the most successful recent product launches in the HIV space. The strength of the franchise – underpinned by Tivicay and Epzicom – was reaffirmed in the Group’s most recent quarterly results, as sales grew 18 per cent. (on a CER basis) to £373 million. Furthermore, GSK’s strength in understanding combination therapies has led to the recent approval and launch of Triumeq, the first single-pill regimen containing dolutegravir, in both the US and Europe.

Following the significant progress the business has made, both in terms of R&D and commercial execution – particularly with respect to Tivicay and Triumeq – the Board believes that now is the right time to explore the potential for an IPO of a minority shareholding in this business. In addition to raising capital to increase the financial flexibility of the wider GSK Group, a partial IPO of ViiV would provide greater visibility of the intrinsic value of its currently marketed assets and future pipeline while also enhancing the potential future options for the Group in relation to its interest in ViiV. While ViiV is an important part of the Group and will remain so for some time, this is a further significant step within our pharmaceuticals business to deliver improved operational performance.

Besides these key pharmaceuticals franchises, GSK also commercialises a number of smaller innovative pharmaceutical products in areas such as lupus (Benlysta), benign prostatic hyperplasia (Avodart/Jalyn) and type II diabetes (recently launched Tanzeum). In addition, the Group has an established portfolio of products made up of generally off-patent medicines in developed markets and where growth is driven by GSK’s breadth of patient access across the emerging markets.

Pharmaceuticals pipeline

The Company’s innovative pharmaceuticals business is underpinned by a strong R&D organisation, which delivered a record number of approvals in 2013 and has built a significant pipeline on which to build further success. Last year GSK invested £3.2 billion in R&D across pharmaceuticals and vaccines and currently has over 40 new molecular entities currently in PhII/PhIII development. GSK estimates that its internal rate of return on late-stage R&D investment had improved to 13 per cent. when last measured in 2013.7 The Company continues to target 14 per cent. on a longer term basis.

The key pharmaceutical franchises, driven by continued innovation by the Company’s R&D organisation, are expected to deliver strong medium to long-term revenue growth. For example, the Company has five further respiratory products in late-stage development including mepolizumab, an anti-IL5 antibody which has been filed in the US for severe asthma and continues to be investigated for COPD, and a respiratory triple combination (ICS/LABA/LAMA) in PhIII for COPD. The recently launched new products and the Group’s continuing pipeline and device innovation provide confidence that GSK will remain the leader in respiratory well into the next decade. ViiV Healthcare’s R&D pipeline is also strong, including cabotegravir or ‘744, a long-acting parenteral HIV integrase inhibitor as well as early stage work to identify new therapeutic options such as further antiretroviral drug candidates with novel mechanisms of action.

Besides the pipeline innovations in the respiratory and HIV therapy areas, the Company’s mid-stage pipeline contains many other potential medicines for which there is already substantial evidence of efficacy, for example: ‘863, a prolyl hydroxylase inhibitor (PhI) in PhIIb for anaemia; ex-vivo stem cell gene therapies (‘273, ‘274 and ‘275) in PhII and PhIII for a number of rare diseases; and sirukumab, the anti-IL6 antibody in PhIII in rheumatoid arthritis (from GSK’s collaboration with Janssen). GSK is also encouraged by the continuing innovation of the early-stage pipeline with potential first-in-class molecules in epigenetics targeting oncology and immuno-inflammation (BETi, EZH2 and LSD-1) as well as a further set of novel assets in other therapy areas such as asthma and COPD (PI3Kd), cardiovascular diseases (TRPV4) and inflammatory diseases (RIP-1 & 2 kinases).

Leadership

As announced on 22 October 2014, Abbas Hussain has been appointed Global President of Pharmaceuticals.

[7]	R&D costs have been measured on a core basis which excludes certain items that are considered to be non-core in nature as this provides a clearer view of the underlying R&D expenditure of the Group by removing the volatility inherent in many of the non-core items. Further details on the definition of core results can be found on page 150.

2.2	Disposal of Marketed Oncology Portfolio and related assets

Over the past six years, GSK has successfully established its oncology business and developed an innovative R&D pipeline of oncology assets, which led to multiple regulatory approvals and global product launches in recent years, including Votrient, Promacta, Arzerra, Tafinlar and Mekinist.

As part of the Transaction, GSK has agreed to divest the Oncology Business for an aggregate cash consideration of $16 billion8. The agreed price represents approximately 10x 2013 revenues, reflecting the strong future growth potential of the business. The Oncology Business comprises the Company’s Marketed Oncology Portfolio, related R&D activities and rights to its AKT Inhibitors currently in development and also the grant to Novartis of the Oncology Commercialisation Partner Rights for future oncology products arising from GSK’s early-stage oncology pipeline.

GSK remains committed to early-stage discovery in oncology and, through the Oncology Commercialisation Partner Rights granted to Novartis, the Company has identified a preferred marketing partner capable of delivering improved patient outcomes. Novartis’s global scale in this therapy area will enable it to deliver new growth and development opportunities for the Marketed Oncology Portfolio as well as for future products that may arise from GSK’s discovery pipeline.

2.3	Further transparency for each of GSK’s global franchises

Following the Transaction, in recognition of the increased contribution of the consumer healthcare and vaccines businesses and the resultant greater balance of the Enlarged Group, the Company will provide further transparency and greater financial disclosure to allow Shareholders to understand the different but complementary attributes and financial profiles of the core businesses.

For example, the vaccines franchise, which previously has been part of the pharmaceuticals segment, will be treated as a separate financial segment, allowing Shareholders to analyse and better understand its long-term growing revenues and cash-flows, its R&D pipeline and the opportunities to build on its leadership position in new markets.

Within the consumer healthcare business, GSK will provide a greater degree of clarity around the performance of the business by providing greater disclosure on the KPIs that the Group uses to manage the business.

GSK is confident that each of these franchises will have a premium position within their respective sectors and will provide greater detail on the strategies for the new global franchises following Completion.

2.4	Creating a stronger higher quality earnings profile and repositioning for growth

In addition to the stronger growth prospects set out above, the Transaction also provides GSK with the opportunity to achieve further cost savings of approximately £1 billion, with approximately 50 per cent. delivered by year three of the Transaction (see paragraph 5.3 for more details of these savings).

These cost savings build on the Company’s track record of driving greater efficiency from its businesses and are separate from and incremental to the existing announced programmes and the new restructuring programme announced in the Group’s most recent quarterly results. This new restructuring programme to refocus the global pharmaceuticals business and cost base is expected to deliver approximately £1 billion of additional annual cost savings over the next three years, with approximately 50 per cent. delivered in 2016. By the end of 2014, GSK will have reduced its annual costs by £3.7 billion under a series of programmes first started in 2007.

In financial terms, the Transaction is expected to be accretive to core earnings per share in the first full year following Completion and the execution of the intended Capital Return in full (by way of a B share scheme), and is expected to make a growing contribution to earnings over time, especially from 2017, as the delivery

[8]	Up to $1.5 billion of this consideration depends on the results of the COMBI-d Trial. Please refer to paragraph 4.3 of this Chairman’s Letter for further details.

of cost savings and new product launches accelerate. The impact of the Transaction on core earnings per share, particularly in the near-term, depends on the timing of Completion and the timing and size of the intended Capital Return.

The Transaction is still expected to close during the first half of 2015 with the Capital Return implemented as soon as practicable thereafter, following completion of due diligence (including on the distributable reserves position of the Company and the tax implications for Shareholders), confirmation of the outcome of the COMBI-d Trial and once appropriate shareholder approvals are obtained.

This statement does not constitute a profit forecast, nor should it be interpreted to mean that the future earnings per share, profits, margins, or cash flows of the Enlarged Group will necessarily be greater than the historical published earnings per share, profits, margins or cash flows of the Group.

2.5	Crystallising value and returning surplus capital to Shareholders

Since Sir Andrew became CEO, GSK will have returned more than £33 billion to Shareholders, with £23 billion in dividends and £10 billion in share buybacks.

GSK is focused on driving improved Shareholder value and is open-minded with regard to exploring further opportunities to create greater value through the sale or partnership of assets and businesses. This rigorous approach to capital allocation is exemplified through a series of strategic transactions over recent years. For example, the Company has significantly enhanced the Group’s opportunities in HIV through the ViiV Healthcare partnership with Pfizer and Shionogi. The potential minority IPO of ViiV is a further step in this strategy. The Company has crystallised over £4 billion of value over the past two years through the careful rationalisation of the Group’s portfolio, for example through the divestment of GSK’s non-core nutritional drinks brands, Ribena and Lucozade, to Suntory for £1.35 billion in 2013 and the divestment of Arixtra and Fraxiparine, together with the associated manufacturing site, to Aspen. In addition, we continue to manage our pharmaceutical established products portfolio actively balancing growth in emerging markets and high cash generation in mature markets against potential disposal value. We are currently continuing to evaluate options for the potential divestment of assets in this group with around £1 billion of annual sales.

Consistent with this approach, the sale of GSK’s Oncology Business to Novartis for $16 billion9 allows GSK to realise a highly attractive value for this portfolio and make capital available to accelerate the Company’s investment in vaccines and consumer healthcare. In addition, GSK intends to return £4 billion of the net proceeds to Shareholders following Completion of the Transaction (see paragraph 5.4 below for further details).

3.	Further information on the businesses the subject of the Transaction

3.1	Information on the Novartis OTC Business

The Novartis OTC Business that will be contributed to the JV comprises the OTC medicines business carried on by Novartis’s OTC Division, including OTC pipeline products and its related manufacturing network (but excluding the business of researching and developing, manufacturing, selling or otherwise commercialising nicotine-related products in the US). The Novartis OTC Business is a leader in offering products designed for self-care and prevention of common medical conditions and ailments to enhance people’s overall health and well-being. It is conducted by the Novartis Group in more than 50 countries.

Novartis focuses on a group of strategic global brands in leading product categories that include treatments for cough/cold/respiratory ailments and pain relief, as well as products for digestive health, dermatology, and smoking cessation. The principal brands are: Benefiber®, Excedrin®, Fenistil®, Lamisil®, Otrivin®, Sinecod®, Theraflu®/Neocitran®, Triaminic®, Voltaren® and Nicotinell®.

Products for the Novartis OTC Business are produced by the Novartis OTC Business’s own plants, strategic third party suppliers and other Novartis Group plants. The primary OTC plants are located in

[9]	Up to $1.5 billion of this consideration depends on the results of the COMBI-d Trial. Please refer to paragraph 4.3 of this Chairman’s Letter for further details.

Lincoln, Nebraska; Nyon, Switzerland; Humacao, Puerto Rico; and Jamshoro, Pakistan. Novartis voluntarily suspended operations at the facility in Lincoln, Nebraska in December 2011 due to quality issues. However, Novartis is gradually reinstating commercial production at the facility. While the process is not yet fully completed, an inspection by the FDA in October 2013 has not resulted in any Form 483 observations and the facility started shipping certain products (including Excedrin®) into the US in November 2013 and resumed Theraflu® shipments in July 2014 for the US market in time for the 2014/15 cough and cold season.

The Novartis OTC Business operates in most major markets (including the US, Europe and emerging markets) and the business distributes its products through various channels such as pharmacies, food, drug and mass retail outlets.

The focus of research and development activities is primarily on pain relief and cough/cold/respiratory treatments, and the development of line extensions to leverage brand equities is of high importance.

A summary of the trading results for the Novartis OTC Business for the three years ended 31 December 2013 (on an IFRS basis) is set out below:

Core results reconciliation	Year ended 31 December 2011 £m	Year ended 31 December 2012 £m	Year ended 31 December 2013 £m

Turnover	2,050	1,649	1,847
Core operating profit	313	38	87
Intangible amortisation	(32)	(31)	(31)
Intangible impairment	(7)	(4)	(5)
Major restructuring	(2)	(9)	(7)
Legal cost	(5)	(12)	(8)
Disposal of assets	46	31	41
Reported operating profit	313	13	77

In 2013, the Novartis OTC Business showed double-digit sales growth as the business began to recover from the supply disruptions through 2012. Core operating profit was 5 per cent. of turnover, still significantly impacted by the costs to upgrade quality at the Lincoln facility and investments made to support the relaunch of products. The core operating profit margin in 2011 was 15 per cent., with the impact of the voluntary suspension of activities at Lincoln only occurring in December of that year.

The summary financial information in this paragraph 3.1 has been extracted without material adjustment from the financial information contained in Section A of Part 4 (Historical Combined Financial Information Relating to the Novartis OTC Business) of this document.

Please refer to Section A of Part 4 (Historical Combined Financial Information Relating to the Novartis OTC Business) of this document for further historical financial information on the Novartis OTC Business. Please also refer to the unaudited pro forma statement of net assets of the Enlarged Group in Part 5 (Unaudited Pro Forma Statement of Net Assets for the Enlarged Group) which illustrates (on the basis set out therein) the effects of the Consumer Healthcare Joint Venture on the net assets of the Enlarged Group had it occurred on 30 June 2014.

Current trading, trends and prospects

The Novartis OTC Business has seen a slight decrease in turnover in the first nine months of 2014 in pounds sterling due to the strengthening of the pound against the US dollar. However, in constant currency (“cc”) terms, the Novartis OTC Business delivered high single-digit turnover growth in the first nine months of 2014, as the business cycled over the 2013 relaunch of Excedrin Extra Strength® in the US. Growth was driven by the strong performance of several global brands and product relaunches, which more than offset the impact of a soft cough and cold season earlier in the year. Voltaren® continued to deliver double-digit turnover growth (in cc terms) following successful launches in Europe of the 12-hour formulation. Theraflu® turnover grew double-digit (in cc terms) driven by a strong relaunch in the US and dynamic share growth in other key markets. Emerging growth markets delivered broad-based, double-digit turnover growth (in cc terms), led by China, Brazil and Poland.

Operating income has benefited from higher gross margin from incremental turnover and lower Lincoln plant remediation and restructuring expenses, partially offset by commercial investments behind the growth of key brands and product relaunches.

3.2	Information on Novartis’s Vaccines Business

The Vaccines Business which GSK is acquiring is the business of researching, developing, manufacturing, selling, marketing and commercialising vaccines for human use (and ingredients used in such vaccines) as currently conducted by the Novartis Group (but excluding the Influenza Vaccines Business). The Vaccines Business is one of the top five vaccines companies in the world. The principal assets include: Novartis’s meningococcal portfolios (including Menveo® and Bexsero®); its diphtheria/tetanus antigen bulk manufacturing facilities at Marburg, Germany and its manufacturing and R&D sites in Italy (Rosia and Siena); and its pipeline vaccines, including its Group B streptococcus vaccine and Meningococcal ABCWY (“MenABCWY”) combination vaccine.

The principal markets for the Vaccines Business include the US and Europe. The Novartis Group’s main vaccines marketing and sales organisations are based in Switzerland, Germany, the UK, Italy and the US. Novartis has recently also been focused on expanding operations in China, India, Europe and Latin America. In the US, Novartis markets meningococcal, Japanese encephalitis and rabies vaccines through a network of wholesalers and distributors as well as direct to key customers. Direct sales efforts are focused on public health and distributor channels, and on non-traditional channels, such as employers, chain drug headquarters and service providers.

A summary of the trading results for the Vaccines Business for the three years ended 31 December 2013 (on an IFRS basis) is set out below:

Core results reconciliation	Year ended 31 December 2011 £m	Year ended 31 December 2012 £m	Year ended 31 December 2013 £m

Turnover	603	568	602
Core operating loss	(109)	(143)	(73)
Intangible amortisation	(67)	(71)	(85)
Intangible impairment	—	(3)	—
Impairment of listed equity investments	(83)	(1)	(5)
Major restructuring reversal	3	—	1
Legal cost	(3)	(2)	(2)
Reported operating loss	(259)	(220)	(164)

The Vaccines Business returned to growth in 2013, with turnover growing to £602 million from £568 million in the prior year. Growth was led by Menveo® (up 31 per cent.) and the first commercial sales of Bexsero®. The Vaccines Business includes the supply of intermediate vaccine components to GSK, turnover for which was £140m in 2013 (2012: £144m). After the Completion of the Transaction these intercompany sales will be eliminated from reported turnover.

The Vaccines Business delivered a core operating loss of £73 million, reflecting continuing heavy investment in research and development. The core operating loss was substantially smaller than in 2012, reflecting both higher sales and lower costs compared to the prior period.

The summary financial information in this paragraph 3.2 has been extracted without material adjustment from the financial information contained in Section B of Part 4 (Historical Combined Financial Information Relating to the Vaccines Business) of this document.

Please refer to Section B of Part 4 (Historical Combined Financial Information Relating to the Vaccines Business) of this document for further historical financial information on the Vaccines Business. Please also refer to the unaudited pro forma statement of net assets of the Enlarged Group in Part 5 (Unaudited Pro Forma Statement of Net Assets for the Enlarged Group) which illustrates (on the basis set out therein) the effects of the Vaccines Acquisition on the net assets of the Enlarged Group had it occurred on 30 June 2014.

Current trading, trends and prospects

The Vaccines Business has seen a mid-single digit increase in turnover in the first nine months of 2014, and in cc terms an increase in the low double digits. This result is driven by a strong performance in the meningitis franchise, including the recently launched Bexsero®, and the travel franchises, partially offset by the timing of bulk paediatric vaccine shipments.

Operating results benefited from the strong commercial sales performance which fully compensated for the anticipated increase in the R&D investment to fund the late stage pipeline.

3.3	Information on GSK’s Oncology Business

The Oncology Business consists of the Marketed Oncology Portfolio and related R&D activities and the rights to the AKT Inhibitors currently in development. The Marketed Oncology Portfolio comprises the rights to Votrient, Arzerra, Promacta/Revolade, Tykerb, Tafinlar, Mekinist, Arranon, Hycamtin, Zofran (excluding Australia) and Argatroban.

A summary of the trading results for the Oncology Business for the three years ended 31 December 2013 and the six months ended 30 June 2014 (on an IFRS basis) is set out below:

	Year ended 31 December 2011 £m	Year ended 31 December 2012 £m	Year ended 31 December 2013 £m	Six months ended 30 June 2014 £m

Turnover	678	803	967	552
Gross profit	551	675	822	478
Core operating (loss)/profit	(86)	27	222	199
Amortisation	(11)	(11)	(15)	(7)
Reported operating (loss)/profit	(97)	16	207	192

The summary financial information in this paragraph 3.3 has been extracted without material adjustment from the financial information contained in Section C of Part 4 (Historical Financial Information Relating to the Oncology Business) of this document.

Please refer to Section C of Part 4 (Historical Financial Information Relating to the Oncology Business) of this document for further historical financial information on the Oncology Business. Please also refer to the unaudited pro forma statement of net assets of the Group in Part 5 (Unaudited Pro Forma Statement of Net Assets for the Enlarged Group) which illustrates (on the basis set out therein) the effects of the Oncology Disposal on the net assets of the Enlarged Group had it occurred on 30 June 2014.

Current trading, trends and prospects: Oncology therapeutic area

On Wednesday, 22 October 2014, GSK issued its results for the third quarter ended 30 September 2014. The update below is substantially extracted from that announcement.

The oncology therapeutic area on which GSK reports here is not identical to the Marketed Oncology Portfolio that is the subject of the Oncology Disposal. For example, the oncology therapeutic area as reported by GSK in its annual and quarterly results does not include Arranon (a rare disease product nevertheless included in the Oncology Disposal), but does include partnered products Xgeva and Vectibix that do not form part of the Oncology Disposal. The oncology therapeutic area also includes Bexxar, a product that was discontinued in early 2014 and does not form part of the Oncology Disposal.

Q3 2014 (£311 million; up 35%)10

Oncology sales in the quarter grew 35% to £311 million. Votrient sales grew 27% to £107 million and Promacta sales grew 37% to £62 million. Arzerra sales fell 17% to £14 million and Tykerb/Tyverb sales fell 15% to £42 million. The newly launched products, Tafinlar and Mekinist, recorded sales of £37 million and £18 million, respectively.

In the US, oncology grew 44% to £132 million. Votrient sales grew 44% to £48 million and sales of Promacta grew 42% to £25 million. Mekinist and Tafinlar sales were £18 million and £15 million, respectively. Both were launched in late Q2 2013.

In Europe, oncology grew 26% to £110 million. Votrient sales increased 5% to £38 million and Promacta grew 33% to £19 million. Sales of Tafinlar, which was launched in Q3 2013, were £20 million.

In Emerging Markets and Japan, oncology sales in the quarter grew 33% to £42 million and 19% to £17 million, respectively.

9 months to 30 September 2014 (£867 million; up 34%)11

Oncology sales in the nine months to 30 September 2014 grew 34% to £867 million. Votrient sales grew 33% to £295 million and Promacta sales grew 34% to £165 million. Arzerra sales fell 20% to £42 million and Tykerb/Tyverb sales fell 11% to £129 million. Generic competition to both Hycamtin and Argatroban was more than offset by new launches as Tafinlar and Mekinist recorded sales of £92 million and £47 million, respectively.

In the US, oncology grew 39% to £359 million. Votrient sales grew 30% to £127 million and sales of Promacta grew 28% to £64 million. Mekinist and Tafinlar sales were £46 million and £40 million, respectively.

In Europe, oncology grew 29% to £311 million, led by sales of Votrient, which increased by 25% to £114 million in the period. Promacta grew 41% to £53 million and sales of Tafinlar were £46 million.

In Emerging Markets and Japan, oncology sales in the nine months grew 39% to £122 million and 13% to £46 million, respectively.

3.4	Information on the GSK Group

Current trading, trends and prospects

On Wednesday, 22 October 2014, GSK issued its results for the third quarter ended 30 September 2014. Please refer to paragraph 7 of Part 6 (Additional Information) of this document for further detail.

[10]	In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (“CER”) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated.
[11]	See footnote 10.

GSK announced Q3 core EPS of 27.9p +5% CER12 excluding divestments and dividend of 19 pence per share. Core results were as follows:

Core results	Q3 2014 £m	CER%	£%	9m 2014 £m	CER%	£%
Turnover	5,646	(3)	(10)	16,820	(3)	(11)
Core operating profit	1,887	(1)	(6)	4,824	(5)	(16)
Core earnings per share	27.9p	5	—	68.0p	(2)	(14)

Total results were as follows:

Total results	Q3 2014 £m	CER%	£%	9m 2014 £m	CER%	£%
Turnover	5,646	(6)	(13)	16,820	(7)	(14)
Operating profit	703	(52)	(55)	2,906	(24)	(37)
Earnings per share	8.3p	(56)	(59)	35.8p	(28)	(42)

Profit forecast

The Q3 2014 Results contained statements which constitute a profit forecast for the purposes of the Listing Rules. Further detail on the profit forecast for the Group is set out at paragraph 11 of Part 6 (Additional Information) of this document.

4.	Principal terms and conditions of the Transaction

This section summarises the principal terms and conditions of the Transaction, further details of which are set out in Part 3 (Principal Terms and Conditions of the Transaction) of this document.

4.1	Consumer Healthcare Joint Venture

GSK and Novartis have entered into the Contribution Agreement, under which GSK will contribute the GSK Consumer Healthcare Business and Novartis will contribute the Novartis OTC Business into a newly-created company, which will operate under the GSK Consumer Healthcare name (the “JV”). In consideration for those contributions, GSK will be allotted shares in the JV representing 63.5 per cent. of the issued share capital of the JV and Novartis will be allotted shares representing 36.5 per cent. of the issued share capital of the JV. Accordingly, the JV will be consolidated in the Group’s financial statements. (The JV is not expected to constitute a joint venture for the purposes of International Financial Reporting Standard 11 (Joint Arrangements)).

The JV will operate in all territories in which the GSK Consumer Healthcare Business and the Novartis OTC Business currently have a presence. However, in India and Nigeria, where GSK operates its consumer healthcare business through its listed subsidiaries, GlaxoSmithKline Consumer Healthcare Limited and GlaxoSmithKline Consumer Nigeria plc respectively, GSK will not contribute its businesses to the JV.

GSK will also assume control of the manufacturing network of the Novartis OTC Business, including the primary OTC manufacturing facilities located in Lincoln, Nebraska; Nyon, Switzerland; Humacao, Puerto Rico; and Jamshoro, Pakistan.

The operation of the Consumer Healthcare Joint Venture will be governed by the Shareholders’ Agreement, under which GSK has the right to appoint seven directors and Novartis has the right to appoint four directors to the JV Board. Novartis will be granted customary minority shareholder protections pursuant to the Shareholders’ Agreement.

Novartis has the right to exit the Consumer Healthcare Joint Venture via a put option, at a price determined by expert market valuation at the point of exercise. The put option is exercisable in certain windows in the

[12]	See footnote 10.

period from the third to the twentieth anniversary of Completion. The put option may be exercised either in respect of Novartis’s entire holding in the JV at any given point or in up to four instalments. If the put option is exercised in instalments, a waiting period of 18 months applies between each option exercise, reducing to 12 months if the put option is exercised in instalments after the sixth anniversary of Completion. Further detail on the Novartis JV Put Option is set out in paragraph 6.5 of Section B of Part 3 (Principal Terms and Conditions of the Transaction) of this document.

GSK and Novartis are subject to restrictions regarding the transfer of their respective interests in the JV to third parties. As an exception to these restrictions, Novartis will be free to sell its shares to a third party (subject to GSK’s right of first refusal) following expiry of the put option arrangements described above. In addition, GSK is free to sell its shares to a third party following the third anniversary of Completion, subject to Novartis having a right of first refusal and a tag right to require its shares to be sold to the third party as part of any sale by GSK.

4.2	Vaccines Acquisition

GSK and Novartis have entered into the Vaccines SAPA under which GSK will acquire the Vaccines Business.

The consideration payable by GSK under the Vaccines SAPA comprises:

(A)	$5.255 billion payable at Completion (subject to customary adjustments for levels of cash, debt and working capital);

(B)	the following pipeline-related milestone payments:

(i)	$450 million upon FDA regulatory approval for Novartis’s MenABCWY candidate vaccine;

(ii)	$450 million following the first calendar year during which worldwide net sales of Bexsero® (excluding the US) exceed an agreed threshold;

(iii)	$450 million upon achievement of a milestone relating to ACIP regulatory recommendations in respect of either of Novartis’s MenABCWY candidate vaccine or Bexsero®;

(iv)	$450 million upon achievement of a milestone relating to ACIP regulatory recommendations in respect of Novartis’s Group B streptococcus (“GBS”) vaccine; and

(C)	annual royalty payments at a rate of 10 per cent. on net sales of:

(i)	the GBS vaccine worldwide;

(ii)	the MenABCWY vaccine in the US;

(iii)	Bexsero® in the US; and

(iv)	Bexsero® worldwide (excluding the US) in excess of an agreed threshold.

GSK will acquire Novartis’s Vaccines Business manufacturing capability, including manufacturing facilities.

4.3	Oncology Disposal

GSK and Novartis have entered into the Oncology SPA under which GSK has agreed to sell the rights to GSK’s Marketed Oncology Portfolio, related R&D activities and the AKT Inhibitors currently in development. GSK has also agreed to grant Novartis preferred partner rights for co-development and commercialisation of GSK’s current and future Oncology pipeline products for a period of 12.5 years from Completion.

The aggregate cash consideration payable under the Oncology SPA is $16 billion. Up to $1.5 billion of this cash consideration is contingent on the results of the COMBI-d Trial, a Phase III study evaluating the safety and efficacy of the combination of Tafinlar (BRAF) and Mekinist (MEK) versus Tafinlar monotherapy.

GSK will retain its manufacturing capability in relation to the Oncology Business and is required to enter into a manufacturing and supply agreement with Novartis on Completion, under which the GSK Group will manufacture and supply the products in the Marketed Oncology Portfolio to the Novartis Group for an initial period of five years. Following the initial term, the manufacturing and supply agreement will renew automatically for additional periods of one year, unless terminated in accordance with its terms.

GSK will also retain its early-stage R&D pipeline and discovery capability and will be granted exclusive rights to continue to develop ofatumamab (the active ingredient of Arzerra, one of the products in the Marketed Oncology Portfolio) in the autoimmune field.

4.4	Conditions to Completion

The Consumer Healthcare Joint Venture, the Vaccines Acquisition and the Oncology Disposal are inter-conditional. As such, none of the three component parts will close unless the conditions to that component and both of the other two inter-conditional components are satisfied or, where applicable, waived. The various conditions to the Consumer Healthcare Joint Venture, the Vaccines Acquisition and the Oncology Disposal, which are summarised below, must be satisfied (or, where applicable, waived) by 22 October 2015 (or such later date as GSK and Novartis may agree). If that does not occur, the Transaction will terminate and, in certain circumstances, the termination fee arrangements described in paragraph 4.6 below may apply.

(A)	Shareholder approval

The Transaction constitutes a “class 1” transaction for the purposes of the Listing Rules and is therefore conditional upon the approval of Shareholders at the General Meeting.

Until such time as the Transaction is approved by Shareholders, the Transaction is also conditional upon the Novartis Board not withdrawing its approval of the Transaction. However, the Transaction is not conditional upon the approval of Novartis’s shareholders.

(B)	Regulatory approvals

The Transaction and each of its constituent parts are conditional upon the receipt of applicable antitrust approvals, including: (i) merger clearance from the EU Commission; (ii) termination or expiration of any applicable waiting period under the HSR Act; and (iii) clearances, approvals or waivers in a number of other jurisdictions (where applicable).

Pursuant to the Principal Transaction Documents, each of GSK and Novartis must use their reasonable endeavours to obtain the required regulatory approvals in respect of the Consumer Healthcare Joint Venture, the Vaccines Acquisition and the Oncology Disposal as soon as reasonably possible (and, in any event, not later than 22 October 2015 (or such later date as GSK and Novartis may agree)).

In the event that relevant antitrust clearances, approvals or waivers are not obtained, then, in certain circumstances, the termination fee arrangements described in paragraph 4.6 below may apply.

In order to obtain or expedite such regulatory approvals or remedy any anti trust concerns, it may be necessary to provide undertakings to the EU Commission, US Federal Trade Commission or other applicable regulator. Such undertakings may include modification of the terms of the Consumer Healthcare Joint Venture, the Vaccines Acquisition and/or the Oncology Disposal (as applicable) or the divestment of parts of the GSK and/or Novartis businesses that are the subject thereof.

In relation to the Vaccines Acquisition, GSK and Novartis both sell and/or market products in Europe and certain other countries, in particular in the field of meningitis. In order to seek to expedite antitrust clearance of the Vaccines Acquisition, GSK is in discussions to sell its Nimenrix and Mencevax products on a global basis together with certain related assets (the “Nimenrix Divestment”).

In relation to the Consumer Healthcare Joint Venture, GSK and Novartis both sell and/or market products in Europe and certain other countries in various fields, including smoking cessation, lip health, cold and flu treatment, allergic rhinitis treatment and pain management. In order to seek to expedite antitrust clearance of the Consumer Healthcare Joint Venture, it may be necessary for GSK to provide undertakings and/or to make divestments in these fields. Such undertakings or divestments are expected to include the divestment in certain markets of either Niquitin (GSK) or Nicotinell® (Novartis) in the field of smoking cessation and certain assets relating to Novartis’s cold sores treatment business.

In relation to the Oncology Disposal, GSK’s Marketed Oncology Portfolio and Novartis’s oncology products are primarily used for different oncology indications and there are only a small number of treatment areas where both GSK and Novartis have a presence. If required to obtain antitrust clearance of the Oncology Disposal, Novartis has agreed to use its best endeavours to make certain limited divestments.

Whilst the Board is confident that such clearances can be obtained and that the Nimenrix Divestment and the other potential undertakings and divestments referred to above would not materially adversely affect the Transaction or the operational or financial performance of the Enlarged Group, there can be no guarantee as to the outcome or timing of the antitrust approval process or the remedies (which may include divestitures in addition to those set out above) that may be required as a condition to clearance of the Consumer Healthcare Joint Venture, the Vaccines Acquisition and/or the Oncology Disposal.

(C)	Other conditions

Each of the Consumer Healthcare Joint Venture, the Vaccines Acquisition and the Oncology Disposal is subject to certain other conditions, as described in Part 3 (Principal Terms and Conditions of the Transaction) of this document.

GSK and Novartis will also conduct consultations with staff, works councils and trade unions and other employee representatives as appropriate and in accordance with applicable legislation and local practice.

Subject to the timing of the receipt of necessary antitrust and regulatory approvals, and to completion of applicable employee consultation procedures, Completion is expected to occur during the first half of 2015.

4.5	The Influenza Vaccines Business Put Option

Novartis’s Influenza Vaccines Business is excluded from the Vaccines Acquisition and, on 26 October 2014, Novartis announced that it has entered into a definitive agreement to divest the Influenza Vaccines Business to CSL Limited (“CSL”).

However, GSK has entered into a future option arrangement with Novartis in relation to the Influenza Vaccines Business, pursuant to which Novartis may unilaterally require GSK to acquire the entire Influenza Vaccines Business for $250 million, or certain parts of the Influenza Vaccines Business at pro rata consideration (the “Influenza Put Option”) if the divestment to CSL does not complete. GSK is entitled to receive a fee of $5 million in consideration for the grant of the Influenza Put Option.

The Influenza Put Option is exercisable during an 18 month period beginning on the earlier of the day following Completion and 22 October 2015.

Any acquisition by GSK under the Influenza Put Option (if exercised) would be conditional on, amongst other things, applicable antitrust clearances. In the event that Novartis exercises the Influenza Put Option, but the divestment to GSK cannot complete, GSK has agreed that it will nevertheless pay Novartis a termination fee of up to $250 million in certain specified circumstances, as described in paragraph 4.6 below.

The Influenza Put Option is conditional on Shareholders voting in favour of the Resolution approving the Transaction. The Influenza Put Option Deed will also terminate in the event that the Consumer Healthcare Joint Venture, the Vaccines Acquisition and the Oncology Disposal do not complete.

4.6	Exclusivity and termination fees

GSK and Novartis have agreed exclusivity and non-solicit arrangements which apply until the earlier of (i) Completion or (ii) termination of the Contribution Agreement, the Vaccines SAPA or the Oncology SPA. Under these arrangements, GSK and Novartis have each agreed that they shall not (and shall procure that members of the GSK Group and Novartis Group respectively shall not) enter into any agreement, discussions or process with any third party, or solicit or encourage proposals from a third party:

(A)	to dispose of or otherwise transfer all or a material part of the assets which form part of the Consumer Healthcare Joint Venture, the Vaccines Acquisition or the Oncology Disposal to a third party; or

(B)	in relation to a transaction which would or might reasonably be expected to adversely affect the prospect of obtaining the regulatory approvals summarised in paragraph 4.4 above.

GSK has agreed to pay Novartis a termination fee of $900 million by way of compensation:

(A)	(subject to limited exceptions) in the event that: (i) no vote has been held on the Resolution at a general meeting of Shareholders by 5.00 pm on 22 October 2015 (or such later date as GSK and Novartis may agree); (ii) Shareholders do not vote in favour of the Resolution; or (iii) the Board adversely changes, withdraws or qualifies the GSK Board Recommendation and the Resolution is not then passed within eight weeks of any such change, withdrawal or qualification;

(B)	in certain specified circumstances, where antitrust clearance is not obtained for the Vaccines Acquisition by 22 October 2015 (or such later date as GSK and Novartis may agree); or

(C)	in certain specified circumstances, where antitrust clearance is not obtained for the creation of the Consumer Healthcare Joint Venture by 22 October 2015 (or such later date as GSK and Novartis may agree).

As noted in paragraph 4.5 above, GSK has also agreed to pay Novartis a termination fee of up to $250 million in the event that Novartis exercises the Influenza Put Option, but the divestment to GSK pursuant to it cannot complete because one of the conditions to completion of the Influenza Acquisition (e.g. antitrust clearance) is not satisfied or waived within 18 months of the date on which the Influenza Put Option is exercised. The exact amount payable by way of termination fee would be dependent on which assets Novartis had elected for GSK to purchase under the Influenza Put Option.

Novartis has agreed to pay GSK a termination fee of $900 million by way of compensation:

(A)	in circumstances where the Novartis Board adversely changes, withdraws or qualifies the Novartis Board Approval (as described in paragraph 3.1 of Section A of Part 3 (Principal Terms and Conditions of the Transaction)) prior to the vote on the Resolution; or

(B)	in certain specified circumstances, where antitrust clearance is not obtained for the Oncology Disposal by 22 October 2015 (or such later date as GSK and Novartis may agree); or

(C)	in certain specified circumstances, where antitrust clearance is not obtained for the creation of the Consumer Healthcare Joint Venture by 22 October 2015 (or such later date as GSK and Novartis may agree).

4.7	Other terms

Under each of the Principal Transaction Documents, GSK and Novartis have each given customary representations, warranties, covenants and indemnities to each other, including undertakings regarding achieving satisfaction of the conditions to which the Transaction and its constituent parts are subject, as well as regarding the conduct of their respective businesses pending Completion.

GSK and Novartis have each provided undertakings, on customary terms and for an agreed duration, not to compete with the business of the Consumer Healthcare Joint Venture. In addition, GSK has given a non-compete undertaking, on customary terms and for an agreed duration, in respect of the Oncology Business, with Novartis giving a similar undertaking in respect of the Vaccines Business.

The Transaction excludes both parties’ Dutch and French businesses where there are local works councils. In respect of those businesses, GSK and Novartis have entered into irrevocable options to require the other party or the Consumer Healthcare Joint Venture (as applicable) to acquire such businesses, subject to completion of the consultation process with the applicable works councils. A period of exclusivity has been agreed by GSK and Novartis in respect of these businesses.

5.	Financial effects of the Transaction and use of proceeds

5.1	Pro forma statement of net assets

Your attention is drawn to Part 5 (Unaudited Pro Forma Statement of Net Assets for the Enlarged Group) of this document which contains an unaudited pro forma statement of the net assets of the Enlarged Group as at 30 June 2014 to illustrate how each of the Consumer Healthcare Joint Venture, the Vaccines Acquisition and the Oncology Disposal might have affected the financial position of the Group had each of those transactions been undertaken on that date.

5.2	Earnings benefits

In financial terms, the Transaction is expected to be accretive to core earnings per share in the first full year following Completion and the execution of the intended Capital Return in full (by way of a B share scheme), and is expected to make a growing contribution to earnings over time, especially from 2017, as the delivery of cost savings and new product launches accelerate. The impact of the Transaction on core earnings per share, particularly in the near-term, depends on the timing of Completion and the timing and size of the intended Capital Return.

The Transaction is still expected to close during the first half of 2015 with the Capital Return implemented as soon as practicable thereafter, following completion of due diligence (including on the distributable reserves position of the Company and the tax implications for Shareholders), confirmation of the outcome of the COMBI-d Trial and once appropriate shareholder approvals are obtained.

This statement does not constitute a profit forecast, nor should it be interpreted to mean that the future earnings per share, profits, margins, or cash flows of the Enlarged Group will necessarily be greater than the historical published earnings per share, profits, margins or cash flows of the Group.

5.3	Cost savings

The Board estimates that total annual cost savings of £1 billion could be achievable by the fifth full year following Completion. The delivery of these potential savings is expected to be phased, with approximately 50 per cent. delivered by year three and the full amount by year five. The Board intends to reinvest approximately 20 per cent. of costs savings to support innovation and expected new product launches across the Enlarged Group.

The Board estimates that the total costs to deliver these savings will be £2 billion, split approximately evenly between cash and non-cash charges. Contributions to the total cost savings are estimated to be approximately 40 per cent. from the Consumer Healthcare Joint Venture; 40 per cent. from the Vaccines Acquisition; and 20 per cent. from savings associated with the Oncology Disposal. In each case, the estimated cost savings have been measured against the actual expenditure for the year ended 31 December 2013. These estimates are subject to further detailed implementation planning post-Completion.

Potential cost savings will be generated from reductions in selling and administrative costs, removal of infrastructure overlaps and reduced third party contracting, as well as through reductions in manufacturing costs.

The Enlarged Group is also expected to benefit from new economies of scale and to earn greater returns from leveraging sales, distribution and purchasing opportunities across its broader global platform.

The anticipated cost savings outlined above are contingent on Completion and could not be achieved independently. The estimated synergies reflect both the beneficial elements and the relevant costs.

The GSK Group and the Novartis Group will each conduct consultations on cost savings proposals with employees, works councils, trade unions and other employee representatives in accordance with applicable employment legislation and local practice.

5.4	Capital Return

The Company plans to use part of the expected net cash proceeds of $7.8 billion to fund a capital return to Shareholders of £4 billion (the “Capital Return”) following Completion.

The Capital Return is expected to be implemented in 2015 through a B share scheme, subject to necessary approvals. However, the value and structure of the Capital Return is subject to further due diligence, taking into account factors including the distributable reserves position of the Company and the tax implications for Shareholders. The amount of the Capital Return will also be reduced by the after-tax impact of any repayment of consideration for the Oncology Disposal required in connection with COMBI-d Trial (further detail on which is set out at paragraph 8.2 of Part 3 (Principal Terms and Conditions of the Transaction) of this document). In addition, the Capital Return will be subject to a separate approval of Shareholders. Further details on the Capital Return will be sent to Shareholders in due course.

In anticipation of the Capital Return, the Company does not expect to make any share repurchases in 2015, but will review the potential for future share buy backs thereafter in line with its usual annual cycle and subject to its then current return and ratings criteria.

The balance of the net cash proceeds will be retained for general corporate purposes.

6.	Board, management and employees

Emma Walmsley has been appointed as Chief Executive Officer Designate of the Consumer Healthcare Joint Venture and will be a member of the JV Board, which will comprise directors from both GSK and Novartis. Sir Andrew Witty will be Chairman of the JV Board.

Other board and management positions for the JV will be determined following completion of the employee consultation processes.

7.	General Meeting

Given the size of the Transaction in relation to the current size of the Company, it will be necessary for Shareholders to approve the Transaction. The General Meeting has been convened for this purpose. Set out at the end of this document is a Notice convening the General Meeting. The General Meeting will be held at Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD at 10.30 am on Thursday, 18 December 2014. The Transaction is conditional upon, amongst other things, the approval of Shareholders at the General Meeting.

8.	Further information

Shareholders should read the whole of this document in respect of the Transaction and not just rely on the summarised information, including the summarised financial information, contained in this Part 1. In particular, your attention is drawn to the Risk Factors set out in Part 2 (Risk Factors) of this document.

9.	Action to be taken

You will find enclosed with this document a Form of Proxy or ADR Voting Instruction Form for use at the General Meeting.

Whether or not they intend to attend the General Meeting in person, holders of Ordinary Shares are asked to complete the Form of Proxy in accordance with the instructions printed on it and return it to the Company’s registrars, Equiniti, so as to arrive as soon as possible, but in any event so as to be received by no later than 10.30 am on Tuesday, 16 December 2014.

Alternatively, holders of Ordinary Shares may appoint a proxy electronically at www.sharevote.co.uk using the Voting ID, Task ID and Shareholder Reference Number (SRN) printed on the Form of Proxy. If you hold shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Equiniti, (CREST participant ID RA19). Electronic proxy appointments must be received no later than 10.30 am on Tuesday, 16 December 2014.

Completion and return of the Form of Proxy or the electronic appointment of a proxy will not prevent you from attending and voting in person if you wish to do so (and are so entitled).

In the event that they do not attend the General Meeting in person, in order for holders of ADRs to vote upon the Resolution to be proposed at the General Meeting, the enclosed ADR Voting Instruction Form must be returned to the Depositary so as to be received no later than 5.00 pm New York City time on Tuesday, 16 December 2014.

Further details on proxy appointments and the action to be taken are set out in the Notice of General Meeting at the end of this document.

10.	Recommendation

The Board has received financial advice from Lazard and Zaoui & Co. in connection with the Transaction. In providing their financial advice to the Board, Lazard and Zaoui & Co. have taken into account the Board’s commercial assessment of the Transaction.

The Board considers the Transaction and the Resolution to be in the best interests of the Company and its Shareholders as a whole. Accordingly, the Board unanimously recommends you to vote in favour of the Resolution to be proposed at the General Meeting, as the Directors intend to do in respect of their own beneficial holdings of 1,425,590 Ordinary Shares and ADS representing, in aggregate, approximately 0.03 per cent. of the issued share capital of the Company as at 18 November 2014, being the latest practicable date prior to the publication of this document.

Yours faithfully

Sir Christopher Gent Chairman

PART 2

RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with all other information in this document.

The risk factors in this document set out the necessary disclosure in accordance with the Listing Rules, and do not seek to cover all of the material risks which generally affect the Group or the businesses that are the subject of the Transaction. Further information on the material risks which generally affect the Group are set out in the 2013 Annual Report and the Q2 2014 Results.

The risks and uncertainties described below represent those known to the Directors as at the date of this document which the Directors consider to be material risks relating to the Transaction, as well as material risks to the Group that will be impacted by the Transaction. However, these risks and uncertainties are not the only ones which, following Completion of the Transaction, the Enlarged Group will face. Additional risks and uncertainties that do not currently exist or that are not currently known to the Directors, or that the Directors currently consider to be immaterial, or which the Directors consider to be material but which are not related to or will not be impacted by the Transaction, could also have a material adverse effect on the Enlarged Group’s business, results of operations, financial position or prospects.

If any or a combination of these risks actually occurs, the Transaction and/or the relevant business, financial condition, results of operations or prospects of the Group or the Enlarged Group could be materially and adversely affected. In such case, the price of the Ordinary Shares could decline and you may lose all or part of your investment.

The risks are not intended to be presented in any assumed order of priority. The information given is as at the date of this document and, except as requested by the FCA or required by the Listing Rules or any other applicable law, will not be updated. Any forward-looking statements are made subject to the reservations specified under ‘Forward-Looking Statements’ on page 4 of this document.

1. RISKS RELATING TO THE TRANSACTION

Completion of the Transaction is subject to the satisfaction (or waiver, where applicable) of a number of conditions which, if not satisfied, may result in the Transaction and the Capital Return not proceeding and in the payment by the Company of termination fees

Completion of the Consumer Healthcare Joint Venture, the Vaccines Acquisition and the Oncology Disposal is subject to the satisfaction (or waiver, where applicable) of a number of conditions on or before 22 October 2015 (or such later date as GSK and Novartis may agree), including:

(A)	the approval of the Transaction by Shareholders at the General Meeting;

(B)	the receipt of various antitrust clearances in respect of the constituent parts, including merger clearances by the EU Commission and the termination or expiry of any applicable waiting periods under the HSR Act; and

(C)	certain other regulatory matters and approvals.

There is no guarantee that these (or any other) conditions will be satisfied (or waived, if applicable). If any of the conditions is not satisfied (or waived), the Transaction will not complete. If the Transaction fails to complete, the anticipated benefits of the Transaction will not be achieved and the Company will be unable to implement the Capital Return. In certain circumstances, GSK may also be required to pay a termination fee of $900 million to Novartis, by way of compensation, in the event that the conditions to Completion are not satisfied and the Transaction terminates.

In addition, in the event that the announced divestment by Novartis of the Influenza Vaccines Business to CSL does not complete and the Influenza Put Option is exercised, the Influenza Acquisition pursuant to it would also be subject to a number of conditions, including antitrust clearances. GSK has agreed to pay a termination fee of up to $250 million in the event that Novartis exercises the Influenza Put Option but one of the conditions to completion of the Influenza Acquisition is not satisfied or waived within 18 months of the date on which the Influenza Put Option is exercised.

The terms on which antitrust and regulatory approvals are provided may jeopardise or delay the Transaction, result in additional expenditure and/or reduce the anticipated benefits of the Transaction

As a condition to their clearance of the Transaction (or any of its constituent parts), antitrust and regulatory authorities may require the modification of the terms of the Transaction or divestitures of parts of the GSK and/or Novartis businesses that are the subject of the Transaction or may otherwise place restrictions on the conduct of the businesses of the Enlarged Group. In addition, GSK or Novartis may give undertakings, which may include proposing divestments or excluding certain assets from the Transaction, in order to obtain such clearances. Any such modifications, divestments or restrictions could jeopardise or delay Completion, impose significant additional costs to the Enlarged Group and/or may reduce the anticipated benefits of the Transaction, any of which could materially and adversely affect the financial results of the Enlarged Group.

A material part of the consideration payable to GSK for the Oncology Disposal is contingent on certain clinical trial outcomes

Up to $1.5 billion of the cash consideration payable to GSK for the Oncology Disposal is contingent on certain agreed outcomes being achieved in relation to the COMBI-d Trial. In the event that neither the “Category A Outcome” nor the “Category B Outcome” (each as described in paragraph 8.2 of Part 3 (Principal Terms and Conditions of the Transaction)) is achieved in relation to the COMBI-d Trial by the later of 31 December 2015 and a year following the conclusion of the COMBI-d Trial, GSK will be required to repay to Novartis $1.5 billion plus interest (calculated from the date of Completion). In the event that, by that date, the “Category A Outcome” has not been achieved but the “Category B Outcome” has been achieved, GSK will be required to repay to Novartis $1 billion plus interest (calculated from the date of Completion). If GSK is required to make such a repayment, it would be funded out of the Group’s standing financing and other available cash resources. Any such payment may have a material and adverse impact on the cash flow and financial condition of the Enlarged Group at that time.

The exercise by Novartis of the Novartis JV Put Option, requiring GSK to acquire Novartis’s holding in the Consumer Healthcare Joint Venture, could adversely impact the financial condition and strategic performance of the Enlarged Group

Under the terms of the Shareholders’ Agreement, Novartis will have the ability to exit the Consumer Healthcare Joint Venture via a put option (the “Novartis JV Put Option”) requiring GSK to acquire Novartis’s shares in the JV. The Novartis JV Put Option is exercisable in certain windows between the third anniversary and twentieth anniversary of Completion, and may be exercised in respect of Novartis’s entire holding or in up to four instalments. The consideration payable by GSK will be determined by expert market valuation at the point of exercise of the Novartis JV Put Option, and will require GSK to access and apply substantial cash funds in order to acquire Novartis’s shares at that time. This may materially and adversely impact the financial condition of the Enlarged Group. The requirement to commit funds to the acquisition of Novartis’s holding under the Novartis JV Put Option may also result in the diversion of capital resources from, and/or limit the Enlarged Group’s ability to raise external funding for, alternative strategic transactions or other planned expenditure, which may in turn materially and adversely impact the performance of the Enlarged Group during that period.

The Enlarged Group may experience difficulties in integrating the Novartis OTC Business and/or the Vaccines Business with the existing businesses of the Group

The future prospects of the Enlarged Group will, in part, be dependent upon the Enlarged Group’s ability to integrate the Novartis OTC Business and the Vaccines Business into the Group, and the ability of the Enlarged Group to realise the anticipated benefits and cost savings from combining the respective businesses. Some of the potential challenges relating to integration may not become known until after Completion.

The key potential difficulties in integrating the businesses include the following:

•	the complexity of transferring employees and assets (including intellectual property, third party contracts, real estate and marketing authorisations and other licences/permits) and consolidating operations, infrastructure, procedures, systems, facilities, services and policies across many different countries, jurisdictions, regulatory systems and business cultures;

•	maintaining employee engagement and retaining and incentivising key employees;

•	the diversion of management time and resources away from the day-to-day operations of the Group;

•	ensuring day 1 readiness upon Completion and limiting disruption to the ongoing businesses of the Enlarged Group, including minimising the risk of supply chain interruptions and ensuring that necessary transitional arrangements between Novartis and the Enlarged Group function successfully;

•	technical transfer of manufacturing and other processes and services, upon expiry of transitional manufacturing and services arrangements and/or in-sourcing of third party supply contracts; and

•	maintaining business continuity throughout integration.

Difficulties experienced in the integration process could potentially lead to the interruption of operations of the businesses, or a loss of customers, suppliers or key personnel, which could have a material adverse effect on the business, results of operations or financial condition of the Enlarged Group.

Transaction-related costs may exceed the Company’s expectations

The Company expects to incur costs in relation to the Transaction, including integration and post-Completion costs in order to implement the Transaction successfully and deliver anticipated costs savings. The actual costs may exceed those estimated and there may be additional and unforeseen expenses incurred in connection with the Transaction. In addition, the Company has incurred and will incur legal, accounting and transaction fees and other costs relating to the Transaction, a material part of which are payable whether or not the Transaction completes. Such costs could materially and adversely affect the realisation of synergies and the Enlarged Group’s results of operations.

The Enlarged Group may fail to realise, or it may take longer than expected to realise, the perceived benefits of the Transaction

The Board believes that the consideration for each part of the Transaction is justified in part by the synergies it is expected to deliver. However, these expected benefits may not be achieved, or may take longer than expected to realise, and other assumptions upon which the Board determined the consideration payable for the Transaction may prove to be incorrect. To the extent that the Company incurs higher integration costs, achieves lower margin benefits or fewer cost savings than expected, the results of operations and financial condition of the Enlarged Group may suffer, which may materially and adversely affect the Company’s share price.

The Contribution Agreement and Oncology SPA contain certain warranties and indemnities, which could require the GSK Group to make additional payments to Novartis

The Contribution Agreement and the Oncology SPA contain certain representations, warranties and indemnities given by the Company in favour of Novartis. Any payment required under those representations, warranties and indemnities may have a material and adverse effect on the cash flow and financial condition of the Enlarged Group at that time.

The Company may not have full recourse to Novartis under the Contribution Agreement, Vaccines SAPA and Influenza Put Option Deed (if exercised)

Under the terms of the Contribution Agreement, Vaccines SAPA and Influenza Put Option Deed, Novartis provides GSK with certain warranties and indemnities. However, these warranties and indemnities may not cover all potential liabilities associated with the Novartis OTC Business, Vaccines Business or Influenza Vaccines Business (if the Influenza Vaccines Business is acquired), and they are in certain circumstances limited in their scope, duration and/or amount. Accordingly, the Company may not have recourse against Novartis, or may not recover in full from Novartis, for losses which it may suffer in respect of a breach of those warranties, or in respect of the subject matter of any of the indemnities, or otherwise in respect of the Consumer Healthcare Joint Venture, Vaccines Acquisition or Influenza Acquisition (if the Influenza Acquisition occurs) (as applicable). This could materially and adversely affect the Enlarged Group’s financial results.

Events or developments may occur which have an adverse effect on the businesses that are the subject of the Transaction but do not entitle the Company to terminate the Transaction

Pursuant to the Principal Transaction Documents, the Company will only be entitled to terminate the Transaction on the grounds of material adverse change if an event occurs that could reasonably have been expected to have resulted in the reduction of the applicable headline consideration by 30 per cent. or more. During the period prior to Completion, events or developments may occur which have an adverse effect on the businesses or assets to be acquired pursuant to the Transaction but do not meet the 30 per cent. threshold so as to entitle the Company to terminate the Transaction. The Company would instead be required to proceed to Completion notwithstanding the adverse events or developments, and this could have a material and adverse effect on the business, financial condition and results of the Enlarged Group.

Failure to obtain third party consents from contractual counterparties may have an adverse impact on the Enlarged Group

The GSK Group and the Novartis Group are each party to a number of contracts with third parties that provide or may provide the counterparty with a right to terminate as a result of (i) the change of control of, or assignment by, the GSK or Novartis contracting party; and/or (ii) breach of certain non-compete restrictions as a result of the relevant part of the Transaction. If such contracts are terminated or the counterparties do not grant consents/waivers on favourable terms, this could have a material adverse effect on the Enlarged Group’s business, financial condition and/or results of operations.

Risks of executing the Transaction could cause the market price of GSK Shares to decline

The market price of the Company’s Ordinary Shares may decline as a result of the Transaction, among other reasons, if:

(A)	the integration of the Vaccines Business and/or the Novartis OTC Business into the Group is delayed or unsuccessful;

(B)	the Company does not achieve the anticipated benefits of the Transaction as rapidly, or to the extent anticipated by the Board, analysts or investors, or at all;

(C)	the effect of the Transaction on the Company’s financial results is not consistent with the expectations of analysts or investors; or

(D)	Shareholders sell a significant number of Ordinary Shares following Completion.

The Company is exposed to exchange rate fluctuations in relation to the Transaction

Since the consideration payable under each of the Principal Transaction Documents is denominated in US Dollars whilst the Group’s financial reporting currency is Pound Sterling, the Company is potentially exposed to variations in the US Dollar-Pound Sterling exchange rate, although certain hedging transactions have been entered into to protect the Sterling value of the net proceeds expected to be received.

The Capital Return will be subject to the approval of Shareholders and other risks and uncertainties

Following Completion, the Board intends to fund the Capital Return to Shareholders of £4 billion, which is expected to be implemented through a B share scheme. However, the value and structure of the Capital Return is subject to further due diligence, taking into account factors including the distributable reserves position of the Company and the tax implications for Shareholders. The amount of the Capital Return will also be reduced by the after-tax impact of any repayment of consideration for the Oncology Disposal required in connection with the COMBI-d Trial (referred to in the risk factor on page 29 above). In addition, the Capital Return will be subject to a separate approval of Shareholders and could be delayed in its implementation as a result.

2. EXISTING RISKS RELATING TO THE GROUP THAT WILL BE IMPACTED BY THE TRANSACTION

The future performance of the Vaccines Business and the Consumer Healthcare Joint Venture is, in part, dependent on assets that are in clinical development and subject to commercialisation risk

The Vaccines Business includes Novartis products and assets that are in clinical development and/or are subject to pricing or reimbursement risk, including:

(A)	MenABCWY (in Phase II development for meningitis strains ABCWY);

(B)	Group B streptococcus (in Phase II development); and

(C)	Bexsero® (for meningitis B, licence application filed in the US, but approved in the EU).

Developing new vaccines products is a costly, lengthy and uncertain process and there is a risk that these product candidates could fail at any stage in the development process, including after significant economic and human resources have been invested. If such products complete development and are approved, the products would then be subject to ongoing commercialisation risks, including uncertainties in relation to governmental pricing and reimbursement regimes and the impact of competition on pricing strategies, particularly in markets such as the US. Whilst the total consideration payable for the Vaccines Business is contingent upon certain milestones and sales targets related to the products listed above, the future performance of the Vaccines Business remains dependent, to some extent, on the performance of these and other products that are not yet marketed.

Similarly, the Consumer Healthcare Joint Venture will result in the acquisition of certain pipeline products, including the rights to the Voltaren® Gel switch product which is currently a prescription product and is yet to receive FDA approval for OTC indications.

The acquisition of these products (among others) may increase the existing risk that the Group may not develop commercially successful products or additional uses for existing products, which could in turn materially and adversely affect the financial results of the Vaccines Business, the Consumer Healthcare Joint Venture and the Enlarged Group.

The Transaction may increase the Group’s risk of interruption of product supply

The Vaccines Acquisition and the Consumer Healthcare Joint Venture will result in the Group acquiring the manufacturing networks of the Vaccines Business and the Novartis OTC Business. The resulting increase in the scale and complexity of the manufacturing operations of the Enlarged Group (including the acquisition of additional manufacturing facilities and supply chains which will need to be integrated into the Company’s manufacturing network) may lead to an incremental risk of interruption of product supply.

For example, under the terms of the Consumer Healthcare Joint Venture, the Company will assume control of the Novartis OTC Business’s manufacturing network, including the manufacturing facility in Lincoln, Nebraska. In December 2011, Novartis voluntarily suspended operations at the Lincoln facility due to quality issues. Novartis has made progress in the remediation of the quality issues and has gradually reinstated commercial production at the facility. Shipment of certain products (including Excedrin®) into the US was resumed in November 2013 following an FDA inspection of the site in October 2013 which resulted in no Form 483 observations, and shipments of Theraflu® were resumed in July 2014 for the US market in time for the 2014/15 cough and cold season. However, capacity remains below pre-shutdown levels and it is not possible to determine when the facility will resume full operations, although it is anticipated that it may take a number of years.

In addition, in order to facilitate separation and integration of the businesses that are the subject of the Transaction, GSK will enter into a number of transitional manufacturing and supply and transitional services arrangements with the Novartis Group, including in relation to certain key products, with the result that GSK will not have complete control over its supply chain for these products until longer term arrangements have been established. In addition, the technical transfers of manufacturing and supply chains to GSK upon expiry of such transitional arrangements may be complex and will be subject to regulatory validation or approval, which may lead to delays in completing the technical transfer beyond the timelines currently anticipated, with the risk of possible supply interruptions.

Any interruption of supply could expose the Enlarged Group to litigation or regulatory action or otherwise materially and adversely affect the results of operations and financial condition of the Enlarged Group.

The Vaccines Acquisition and the Consumer Healthcare Joint Venture include the acquisition of businesses with operations in countries with high degrees of political, economic and legal uncertainty.

The Vaccines Acquisition and the acquisition of the Novartis OTC Business pursuant to the Consumer Healthcare Joint Venture include the acquisition of substantial businesses in countries with high degrees of political, economic and legal uncertainty. For example, the Novartis OTC business in Russia accounts for approximately 10 per cent. of the total turnover of the Novartis OTC Business. This may exacerbate the Group’s existing geopolitical risks and risks arising from non-compliance with, or changes to, laws and regulations affecting the Group and/or the interpretation and application of those laws and regulations by governments or regulatory bodies in such jurisdictions. Any change in, or non-compliance with, applicable law and regulation (including additional taxation, additional pricing restrictions, reductions in the protections afforded to intellectual property rights or compulsory licensing, the imposition of international sanctions or non-compliance with local and international anti-bribery and corruption legislation) could materially and adversely affect the operations and financial results of the Vaccines Business, the Consumer Healthcare Joint Venture and the Enlarged Group.

Determinations made by the Enlarged Group with respect to the application of tax law may result in the payment of additional amounts for tax

The Consumer Healthcare Joint Venture and the Vaccines Acquisition will result in the acquisition of businesses and operations which will be subject to taxation across multiple jurisdictions. The Enlarged Group will be subject to many different forms of taxation including, but not limited to, income tax, withholding tax, value added tax, transfer pricing rules, commodity tax and social security and other payroll taxes. Tax law and its administration is complex and often requires the Group to make subjective determinations. Tax authorities around the world are increasingly rigorous in their scrutiny of transactions and may not agree with the determinations that are made by the Group with respect to the application of tax law. Such disagreements could result in legal disputes, an increased overall tax rate applicable to the Group and, ultimately, in the payment of additional amounts for tax, which could have a material and adverse effect on the Enlarged Group’s business, results of operations and financial condition.

PART 3

PRINCIPAL TERMS AND CONDITIONS OF THE TRANSACTION

SECTION A: The Transaction

1.	Implementation Agreement

The Implementation Agreement was entered into on 22 April 2014 between GSK and Novartis and amended and restated on 29 May 2014. The Implementation Agreement governs the overarching framework of the Consumer Healthcare Joint Venture, the Vaccines Acquisition and the Oncology Disposal and sets out certain deal protection measures, including exclusivity and termination fees.

1.1	Exclusivity

GSK and Novartis have agreed that, during the period from 22 April 2014 until the earlier of Completion or termination of the Principal Transaction Documents, they shall not (and shall procure that no other member of the GSK Group and the Novartis Group respectively shall) enter into any agreement, participate in any discussions or process with any third party, or solicit or encourage proposals from a third party:

(A)	to dispose of or otherwise transfer all or a material part of the assets being sold or contributed by GSK or Novartis (as the case may be) under the Principal Transaction Documents; or

(B)	in relation to any transaction which would or might reasonably be expected to adversely affect the prospect of satisfying the antitrust and competition conditions to the Consumer Healthcare Joint Venture, the Vaccines Acquisition or the Oncology Disposal,

(being referred to as an “Alternative Transaction”).

In addition, during the exclusivity period, in the event that GSK or Novartis receives any proposal or offer from any third party in relation to an Alternative Transaction, GSK or Novartis (as applicable) is required to notify the other party and provide details of the proposal or offer.

These restrictions are subject to a carve-out permitting transactions by either GSK or Novartis that have a wider strategic rationale for it than the Transaction and the principal purpose of which is not the acquisition by a third party or third parties of all or a material part of the GSK or Novartis assets being sold or contributed by GSK or Novartis (as applicable) under the Principal Transaction Documents.

1.2	Termination fees

Under the Implementation Agreement, GSK has agreed to pay Novartis a termination fee of $900 million by way of compensation:

(A)	(subject to limited exceptions) in the event that: (i) no vote has been held on the Resolution at a general meeting of Shareholders by 5.00 pm on 22 October 2015 (or such later date as GSK and Novartis may agree); (ii) Shareholders do not vote in favour of the Resolution at a general meeting of Shareholders; or (iii) the Directors adversely change, withdraw or qualify the GSK Board Recommendation and the Resolution is not then passed by Shareholders at a general meeting of Shareholders within eight weeks of any such change, withdrawal or qualification;

(B)	(subject to limited exceptions) if antitrust clearance of the Vaccines Acquisition has not been obtained by 22 October 2015 (or such later date as GSK and Novartis may agree) and either (i) that position is a result of competition concerns arising solely from a relationship between the GSK Group’s assets and the assets agreed to be sold under the Vaccines SAPA, or (ii) GSK has failed to comply with the agreed co-operation undertakings between GSK and Novartis under the Principal Transaction Documents (and, in either case, Novartis has complied with such agreed co-operation undertakings); or

(C)	(subject to limited exceptions) if antitrust clearance of the Consumer Healthcare Joint Venture has not been obtained by 22 October 2015 (or such later date as GSK and Novartis may agree) and,

further, (i) that position is a result of competition concerns arising solely from a relationship between the assets agreed to be contributed under the Contribution Agreement, (ii) GSK has failed to comply with the agreed co-operation undertakings between GSK and Novartis under the Principal Transaction Documents, and (iii) Novartis has complied with such agreed co-operation undertakings.

Under the Implementation Agreement, Novartis has agreed to pay GSK a termination fee of $900 million by way of compensation:

(A)	in the event that Novartis adversely changes, withdraws or qualifies the Novartis Board Approval (as described in paragraph 3.1 below) prior to the vote on the Resolution at a general meeting of Shareholders;

(B)	(subject to limited exceptions) if antitrust clearance of the Oncology Disposal has not been obtained by 22 October 2015 (or such later date as GSK and Novartis may agree) and either (i) that position is a result of competition concerns arising solely from a relationship between the Novartis Group’s assets and the assets agreed to be sold under the Oncology SPA, or (ii) Novartis has failed to comply with the agreed co-operation undertakings between Novartis and GSK under the Principal Transaction Documents (and, in either case, GSK has complied with such agreed co-operation undertakings); or

(C)	(subject to limited exceptions) if antitrust clearance of the Consumer Healthcare Joint Venture has not been obtained by 22 October 2015 (or such later date as GSK and Novartis may agree) and, further, (i) that position is a result of competition concerns arising solely from a relationship between the assets agreed to be contributed under the Contribution Agreement, (ii) Novartis has failed to comply with the agreed co-operation undertakings between Novartis and GSK under the Principal Transaction Documents, and (iii) GSK has complied with such agreed co-operation undertakings.

2.	Inter-conditionality

The Consumer Healthcare Joint Venture, the Vaccines Acquisition and the Oncology Disposal are inter-conditional. As such, none of the three constituent parts will close unless the conditions to that part and the other two constituent parts are satisfied or, where applicable, waived.

The various conditions to each of the Consumer Healthcare Joint Venture, the Vaccines Acquisition and the Oncology Disposal must be satisfied (or, where applicable, waived) by 22 October 2015 (or such later date as GSK and Novartis may agree).

If that does not occur, the Transaction will terminate.

3.	Conditions to Completion

The Transaction, and each of its constituent parts, are conditional on the following matters:

3.1	GSK Shareholder approval and Novartis Board Approval

The Transaction constitutes a “class 1” transaction for the purposes of the Listing Rules and is therefore conditional upon approval by Shareholders at the General Meeting.

GSK has agreed that the Board will recommend that Shareholders vote in favour of the Transaction at the General Meeting (and such recommendation is set out at paragraph 10 of Part 1 (Letter from the Chairman) of this document) (the “GSK Board Recommendation”).

Prior to the announcement of the Transaction on 22 April 2014, the Novartis Board approved the Transaction as being in the best interests of Novartis and its shareholders as a whole (the “Novartis Board Approval”).

The GSK Board Recommendation and the Novartis Board Approval are both subject to provisions that allow them to be withdrawn on account of fiduciary duties.

Until such time as the Transaction is approved by Shareholders, the Transaction is also conditional upon the Novartis Board not adversely changing, withdrawing or qualifying the Novartis Board Approval.

In addition, each of the constituent parts of the Transaction is subject to certain additional, specific conditions, as set out in the relevant sections below.

3.2	Antitrust clearances

The Transaction and each of its constituent parts are conditional upon:

(A)	to the extent that each constituent part of the Transaction either constitutes (or is deemed to constitute under Article 4(5) or Article 5(2)) a concentration with a Community dimension within the meaning of Council Regulation (EC) 139/2004 (as amended) (the “Regulation”) or is to be examined by the European Commission as a result of a decision under Article 22(3) of the Regulation:

(i)	the European Commission taking a decision (or being deemed to have taken a decision) under Article 6(1)(b) or, if the Commission has initiated proceedings pursuant to Article 6(1)(c), under Article 8(1) or 8(2) of the Regulation declaring the Transaction compatible with the common market; or

(ii)	the European Commission taking a decision (or being deemed to have taken a decision) to refer the whole or part of the Transaction to the competent authorities of one or more Member States under Articles 4(4) or 9(3) of the Regulation; and

(a)	each such authority taking a decision with equivalent effect to (i) with respect to those parts of the Transaction referred to it; and

(b)	the European Commission taking any of the decisions under (i) with respect to any part of the Transaction retained by it;

(B)	any waiting period (and any extension thereof) under the HSR Act applicable to each constituent part of the Transaction having expired or been terminated;

(C)	to the extent required or otherwise agreed between the parties as appropriate to permit the parties to consummate each constituent part of the Transaction, any additional clearances, approvals, waivers, no-action letters and consents having been obtained in certain jurisdictions and any additional waiting periods having expired under applicable antitrust, merger control or foreign investment rules; and

(D)	there being no law or judgment in effect that would make Completion unlawful.

3.3	Other conditions

(A)	The Vaccines Acquisition and, consequently, the Transaction and each of its constituent parts are conditional upon certain key manufacturing facilities not being incapable of operation from or after Completion.

(B)	The Oncology Disposal and, consequently, the Transaction and each of its constituent parts are conditional upon:

(i)	there having been no disruption in the Group’s supply chain, for any reason, which has caused a stock out at any of the Group’s relevant distribution centres in a manner which had, or would be reasonably likely to have, a “material adverse effect” (as defined in paragraph 8.9 below) on the Oncology Business; and

(ii)	the Office of Inspector General of the US Department of Health and Human Services (the “OIG”) not requiring that:

(a)	the full terms and conditions of the GSK Corporate Integrity Agreement entered into between the OIG and GSK in 2012 (the “GSK CIA”); or

(b)	significant provisions of the GSK CIA which (i) are not currently applicable to the business and operations in the US of the Novartis pharmaceuticals division, and (ii) would, in aggregate, reasonably be expected to have an adverse effect on the business and operations in the United States of the Novartis pharmaceuticals division, apply, by reason of the Oncology Disposal, to Novartis’s US pharmaceuticals division.

4.	Dutch and French Businesses

The Transaction excludes the businesses conducted by the GSK Group and Novartis Group in France and the Netherlands where there is an obligation to consult with a local works council. In respect of those businesses, GSK, Novartis and GSK Consumer Healthcare (as applicable) have entered into irrevocable put option arrangements, under which GSK, Novartis or GSK Consumer Healthcare (as applicable) is required to purchase the French and Dutch businesses, subject to completion of the requisite consultation process with the applicable works council.

SECTION B: Consumer Healthcare Joint Venture

5.	Contribution Agreement

The Contribution Agreement was entered into on 22 April 2014 between GSK, Novartis and the joint venture company, GSK Consumer Healthcare, and was amended and restated on 29 May 2014.

5.1	Asset perimeter

Under the Contribution Agreement, GSK has agreed to contribute the GSK Consumer Healthcare Business (subject to certain exceptions, such as the businesses of GSK India, GSK Nigeria and Horlicks Limited) and Novartis has agreed to contribute the Novartis OTC Business to a new entity called GlaxoSmithKline Consumer Healthcare Holdings Limited.

Novartis has entered into an agreement to divest its US NRT Business (which will not be contributed to the JV). Instead the proceeds from the sale will be paid to the JV.

5.2	Consideration

The consideration for the contributions will be the issue by the JV of shares to GSK and Novartis (or to other wholly-owned members of the GSK Group or Novartis Group as the relevant party may nominate) such that, on Completion, the GSK Group will hold shares representing 63.5 per cent. of the issued share capital of the JV and the Novartis Group will hold shares representing the remaining 36.5 per cent.

In addition, customary balancing payments will be made between each of GSK and Novartis and the JV in relation to cash, debt, tax and working capital balances.

On Completion, GSK is required to pay £190.5 million (the “GSK Cash Portion”) to the JV and Novartis is required to pay £109.5 million (the “Novartis Cash Portion”) to the JV. The parties’ current intention is that the GSK Cash Portion and the Novartis Cash Portion will be used to fund the short-term working capital requirements of the JV’s group.

5.3	Conditions

Please refer to paragraph 3 (Conditions to Completion) of this Part 3 above.

5.4	Warranties

Each of GSK and Novartis has given customary warranties to the JV in relation to, amongst other things, (i) its title to the shares and assets being contributed to the JV; (ii) its capacity and authority to enter into the Contribution Agreement; (iii) the businesses and assets being contributed to the JV; and (iv) certain financial information and changes since the end of 2013.

The Contribution Agreement includes customary financial thresholds, time limitations and other limitations and exclusions in relation to claims under the warranties.

GSK’s liability for breach of warranty is capped at $19.05 billion (for warranties relating to title and capacity) and $5.715 billion (for all other warranties).

Novartis’s liability for breach of warranty is capped at $10.95 billion (for warranties relating to title and capacity) and $3.285 billion (for all other warranties).

5.5	Conduct of business prior to Completion

Each of GSK and Novartis has agreed to procure that their respective contributed businesses are carried on in the ordinary course in the period prior to Completion, and that certain material acts will only be undertaken with the prior consent of the other party.

5.6	Indemnities

Each of GSK and Novartis retains, subject to certain limited exceptions, pre-Completion liabilities and liabilities resulting from pre-Completion actions for their respective contributed businesses and provides an indemnity, subject to certain limitations, to the JV in respect of those liabilities.

Each of GSK and Novartis has agreed to provide an indemnity to the JV at Completion in respect of any tax liabilities of the companies that it contributes to the JV which arise in respect of the pre-Completion period (including Completion), subject to customary exclusions.

The JV will assume all other liabilities relating to the contributed businesses, and has agreed to indemnify each of GSK and Novartis against the same subject to certain limitations.

5.7	Termination

In addition to customary termination rights, GSK and Novartis may each terminate the Contribution Agreement if a “material adverse effect” occurs in respect of the other’s contributed business prior to Completion other than as a result of general economic, political, market or industry conditions.

For these purposes, a material adverse effect means any matter, change, event or circumstance arising or discovered after signing of the Contribution Agreement and prior to Completion that if known prior to the signing of the Contribution Agreement could reasonably have been expected to have resulted in the number of shares in the JV issued to GSK or Novartis (as the case may be) being reduced by 30 per cent. or more.

6.	Shareholders’ Agreement

The Shareholders’ Agreement (or “SHA”) is an agreed form document under the Contribution Agreement that will be entered into between GSK, Novartis, the JV and certain of their affiliates on Completion. The SHA governs the relationship between the shareholders and the ongoing management and operation of the Consumer Healthcare Joint Venture.

6.1	Management structure

The newly-incorporated JV company is currently owned and controlled by GSK. From Completion, GSK has the right to appoint seven directors to the JV Board and Novartis has the right to appoint four directors to the JV Board. GSK has the right to appoint the Chairman, with the initial Chairman being Sir Andrew Witty. The initial CEO will be Emma Walmsley and the initial Head of OTC is to be decided by Novartis (with the approval of the CEO). Any removal of the initial or any subsequent CEO or Head of OTC or the appointment of any subsequent CEO or Head of OTC is a matter for the JV Board. The initial CFO is to be decided by GSK. The removal of the initial or any subsequent CFO or the appointment of any subsequent CFO is a reserved matter requiring Novartis’s consent.

6.2	Reserved matters

The SHA contains a list of customary reserved matters that may not be undertaken by the JV or any member of its group without the prior approval of Novartis.

Subject to the reserved matters and review by the JV Board, the executive management will have full operational control of the JV and its group.

6.3	Funding and dividends

In the event that the JV requires funding for any purpose, other than in relation to a Novartis reserved matter, the funding will be requested from GSK and Novartis pro rata to their respective shareholdings. In the event that Novartis does not wish to participate in that funding, GSK will be required to fund the entirety of the requirement. The JV is not permitted to borrow externally (excluding loans from GSK and Novartis as shareholders and loans for ordinary course activities (e.g. trade credit, bank account overdraft positions and interest rate and foreign exchange hedging activities)), other than as a reserved matter with Novartis’s consent.

Dividends will be paid by the JV to the shareholders in proportion to their respective shareholdings, subject to the availability of distributable reserves and there being no outstanding shareholder funding.

6.4	Non-compete

The SHA contains a customary non-compete obligation on both GSK and Novartis for two years from Completion. This is subject to customary carve-outs, including (amongst other things):

(A)	the holding of listed securities, provided that such holding does not result in the relevant party controlling the relevant listed entity;

(B)	acquiring any competing business, provided that the relevant party offers that competing business to the JV in accordance with the provisions of the SHA. In the event that the JV does not wish to purchase the competing business or the time period for negotiations has expired without the relevant party and the JV entering into an agreement in respect of that competing business, the relevant party can keep the competing business or sell it to a third party; and

(C)	the parties continuing to own and manage the businesses of their respective pharmaceuticals divisions.

The non-compete obligation does not apply to GSK’s and Novartis’s excluded assets (i.e. in the case of GSK, amongst other things, to GSK India, GSK Nigeria and Horlicks Limited).

6.5	Novartis JV Put Option

Under the SHA, Novartis is granted the right to require GSK to acquire Novartis’s shares in the JV (the “Novartis JV Put Option”). The Novartis JV Put Option may be exercised at any time during the period beginning three years following Completion and ending 20 years following Completion, subject to certain prohibited periods.

The Novartis JV Put Option may be exercised in a maximum of four tranches, in respect of either (i) 7.5 per cent. of the share capital of the JV or (ii) 100 per cent. of Novartis’s then current shareholding or, in any fourth tranche, 14 per cent. of the share capital of the JV (or such other amount as is, at that time, equal to 100 per cent. of Novartis’s shareholding).

The price payable for the relevant shares will be their market value, which will be determined by an independent expert valuation at the time the Novartis JV Put Option is exercised, subject to customary adjustments after completion of the acquisition of the relevant shares.

In the event that Novartis exercises the Novartis JV Put Option in tranches, Novartis’s representation on the JV Board and any committees of the JV Board will be reduced proportionately in line with Novartis’s shareholding.

6.6	Restrictions on transfer of shares

The SHA includes customary restrictions (and permitted exceptions) on the transfer of GSK and Novartis’s respective interests in the JV to a third party.

After an initial period of three years following Completion, GSK may sell its entire holding in the JV to a third party, provided that Novartis has: (i) a right of first refusal to acquire GSK’s shares; and (ii) a tag right to require a third party purchaser of GSK’s shares to purchase Novartis’s shares at the same per share price.

Following expiry of the Novartis JV Put Option (described in paragraph 6.5 above), Novartis will be free to sell its entire holding in the JV to a third party, subject to GSK having a right of first refusal to purchase Novartis’s holding.

6.7	Transfer of shares on default

The SHA provides that if certain events of default occur in relation to any member of the GSK Group holding shares in the JV or any member of the Novartis Group holding shares in the JV (each a “Shareholder Grouping”), the non-defaulting Shareholder Grouping may require the defaulting Shareholder Grouping to sell its shareholding in the JV to the non-defaulting Shareholder Grouping at a default price to be calculated in accordance with the SHA.

Events of default for these purposes include (i) material or persistent breach of the restrictions on transfer of shares contained in the SHA by any member of a Shareholder Grouping and (ii) the commencement of any procedure with a view to the liquidation, winding-up, administration or bankruptcy of any member of a Shareholder Grouping (or any of its parent undertakings) (or analogous proceedings).

6.8	Termination

The SHA will terminate immediately in the event that only the GSK Group or only the Novartis Group remain holding shares in the JV.

SECTION C: Vaccines Acquisition

7.	Vaccines SAPA

The Vaccines SAPA was entered into on 22 April 2014 between GSK and Novartis. The Vaccines SAPA was amended and restated on 29 May 2014 and further amended on 9 October 2014. Under the Vaccines SAPA, GSK has agreed to purchase the Vaccines Business from Novartis.

7.1	Asset Perimeter

GSK will acquire Novartis’s business of research, development, manufacture, sales marketing and commercialisation of vaccines for human use (and ingredients used in such vaccines), but excluding the Influenza Vaccines Business and the Diagnostics Business.

The Vaccines SAPA also contains a carve-out which permits Novartis to dispose or otherwise transfer the assets and liabilities that are exclusively related to the Encepur® and Ixiaro® products to a third party prior to Completion. In the event of such disposal or transfer, Novartis is required to pay to GSK on Completion the greater of (i) an agreed threshold amount for the relevant product and (ii) the consideration received for the relevant assets (less transaction costs).

7.2	Consideration

The consideration for the Vaccines Acquisition is $5.255 billion (the “Vaccines Headline Price”).

In addition, GSK has agreed to make the following milestone and royalty payments to Novartis following Completion:

Milestone payments:

(A)	a payment of $450 million upon issuance, on or before 31 December 2018, of a letter of approval of a Biologics License Application or supplemental Biologics License Application by the FDA for any meningococcal vaccine (covering serotypes A, B, C, W-135 and Y) whether adjuvanted, combined or otherwise (the “MenABCWY Product”) for use in, at a minimum, adolescents;

(B)	a payment of $450 million following the first calendar year during which worldwide net sales of Bexsero® (excluding the US) exceed an agreed milestone;

(C)	a payment of $450 million upon achievement of any positive Category A recommendation by the Advisory Committee on Immunization Practices to the US Centers for Disease Control and Prevention (or its successor) (“ACIP”), before 31 December 2019 with respect to either (i) the MenABCWY Product, or (ii) Bexsero®, whichever is earlier, and provided such milestone is paid only once; and

(D)	a payment of $450 million upon any positive Category A or Category B recommendation by ACIP with respect to any Group B streptococcus vaccine, whether adjuvanted, combined or otherwise (the “GBS Product”).

Royalty payments:

(E)	Annual royalty payments at a rate of 10 per cent. on net sales of:

(i)	the GBS Product worldwide;

(ii)	the MenABCWY Product in the US;

(iii)	Bexsero® (whether adjuvanted, combined or otherwise) (the “Bexsero Product”) in the US; and

(iv)	the Bexsero Product worldwide (excluding the US) in excess of an agreed threshold.

The Vaccines Headline Price is also subject to customary adjustment for levels of cash, debt, tax and working capital balances.

7.3	Conditions

Please refer to paragraph 3 (Conditions to Completion) of this Part 3 above.

7.4	Warranties

Novartis gave customary warranties to GSK at signing in relation to, amongst other things, (i) its title to the assets that are the subject of the Vaccines Acquisition; (ii) its capacity and authority to enter into the Vaccines SAPA; (iii) the business and assets to be transferred pursuant to the Vaccines SAPA; and (iv) certain financial information and changes since the end of 2013.

The Vaccines SAPA includes customary financial thresholds, time limitations and other limitations and exclusions in relation to claims under the warranties. Novartis’s liability for breach of warranty is capped at

$5.255 billion (for warranties relating to title and capacity), $3.15 billion (for warranties relating to intellectual property and information technology) and $1.58 billion (for all other warranties).

7.5	Conduct of business prior to Completion

Novartis has agreed to procure that the Vaccines Business is carried on in the ordinary course in the period prior to Completion, and that certain material acts will only be undertaken with the prior consent of GSK.

7.6	Indemnities

Novartis retains, subject to certain limited exceptions, pre-Completion liabilities and liabilities resulting from pre-Completion actions in relation to the Vaccines Business and provides an indemnity to GSK in respect of those liabilities.

Novartis will provide an indemnity to GSK at Completion in respect of any tax liabilities which arise in respect of the pre-Completion period (including Completion), subject to customary exclusions.

GSK will assume all other liabilities in relation to the Vaccines Business and provide an indemnity to Novartis in respect of those liabilities.

7.7	Non-compete and non-solicit

The Vaccines SAPA contains a customary non-compete obligation on Novartis for three years from Completion. This is subject to customary carve-outs, including (amongst other things):

(A)	the Influenza Vaccines Business;

(B)	Novartis’s activities in relation to oncology;

(C)	the holding of listed securities, provided that such holding does not result in Novartis controlling the relevant listed entity; and

(D)	acquiring any competing business, provided that Novartis sells that competing business within nine months.

The Vaccines SAPA also contains a customary non-solicit undertaking from Novartis that it will not, for a period of two years from Completion, solicit certain transferring employees of the Vaccines Business. This is subject to customary carve-outs.

7.8	Termination

In addition to customary termination rights, GSK may terminate the Vaccine SAPA if a “material adverse effect” occurs in respect of the Vaccines Business prior to Completion, other than as a result of general economic, political, market or industry conditions.

For these purposes, a material adverse effect means any matter, change, event or circumstance that could reasonably have been expected to have resulted in GSK offering to acquire the Vaccines Business at a discount to the Vaccines Headline Price of 30 per cent. or more.

SECTION D: Oncology Disposal

8.	Oncology SPA

The Oncology SPA was entered into on 22 April 2014 between GSK and Novartis and amended and restated on 29 May 2014. Under the Oncology SPA, Novartis has agreed to purchase the Oncology Business from GSK.

8.1	Asset perimeter

Novartis will acquire the business relating to the commercialisation of the products listed below and related R&D activities (including any studies or trials) relating to the products, as well as certain product expansions:

Brand name	Active ingredient
Tafinlar	Dabrafenib
Mekinist	Trametinib
Votrient	Pazopanib
Tykerb/Tyverb	Lapatinib
Promacta/Revolade	Eltrombopag
Arzerra	Ofatumumab
Hycamtin	Topotecan
Zofran*	Ondansetron
Argatroban	Argatroban
Arranon/Atriance	Nelarabine

*	excluding Australia

In addition, Novartis will acquire the rights to two AKT inhibitors: (i) AKT GSK2141795; and (ii) (AKT) GSK2110183.

GSK will retain the business of manufacturing the Marketed Oncology Portfolio (including the product expansions), and will enter into a manufacturing and supply agreement with Novartis for an initial period of five years.

GSK will also retain research and development activities in relation to early-stage compounds (other than any products in the Marketed Oncology Portfolio) that have not yet been approved for marketing for use in humans. In addition, GSK will be granted exclusive rights in relation to ofatumumab for use in multiple sclerosis, rheumatoid arthritis, pemphigus, neuromyelitis optica and in the field of autoimmune diseases (subject to a right of first negotiation in favour of Novartis in the event that GSK wishes to divest the licence or enter into certain co-development/commercialisation activities in relation to the relevant compound, pursuant to the ongoing collaboration arrangement described in paragraph 8.8 below).

8.2	Consideration

The consideration for the Oncology Disposal is $16 billion (the “Oncology Headline Price”).

The Oncology Headline Price may be reduced, depending on whether certain outcomes are or are not achieved in connection with the COMBI-d Trial, a Phase III study evaluating the safety and efficacy of the combination of Tafinlar (BRAF) and Mekinist (MEK) versus Tafinlar monotherapy.

If a specified “Category A” outcome (which includes (i) the achievement of statistical significance for the overall survival endpoint defined in the study protocol for the COMBI-d Trial and (ii) the absence of a new material safety signal) is achieved, no reduction will be made to the Oncology Headline Price.

If a specified “Category B” outcome (which includes (i) the achievement of a certain hazard ratio on the overall survival endpoint defined in the study protocol for the COMBI-d Trial and (ii) the absence of a new material safety signal) is achieved, but the Category A outcome is not achieved, a reduction of $1 billion will be made to the Oncology Headline Price.

If neither such outcome is achieved by the later of 31 December 2015 and a year following the conclusion of the COMBI-d Trial, a reduction of $1.5 billion will be made to the Oncology Headline Price.

8.3	Conditions

Please refer to paragraph 3 (Conditions to Completion) of this Part 3 above.

8.4	Warranties

GSK gave customary warranties to Novartis at signing in relation to, amongst other things, (i) its title to the assets that are the subject of the Oncology Disposal; (ii) its capacity and authority to enter into the Oncology SPA; (iii) the business and assets to be transferred pursuant to the Oncology SPA; and (iv) certain financial information and changes since the end of 2013.

The Oncology SPA includes customary financial thresholds, time limitations and other limitations and exclusions in relation to claims under the warranties. GSK’s liability for breach of warranty is capped at $16 billion (for warranties relating to title and capacity), $9.6 billion (for warranties relating to intellectual property) and $4.8 billion (for all other warranties (excluding warranties relating to tax)).

8.5	Conduct of business prior to Completion

GSK has agreed to procure that the Oncology Business is carried on in the ordinary course in the period prior to Completion, and that certain material acts will only be undertaken with the prior consent of Novartis.

GSK is also expressly required to implement certain development plans and study protocols in respect of product expansions in the same manner and to the same standards as it had done prior to the date of the Oncology SPA.

8.6	Indemnities

GSK retains, subject to certain limitations, pre-Completion liabilities and liabilities resulting from pre-Completion actions in relation the Oncology Business and provides an indemnity, subject to certain limitations, to Novartis in respect of those liabilities.

GSK will provide an indemnity to Novartis at Completion in respect of certain tax liabilities which arise in respect of the pre-Completion period (including Completion), subject to certain exclusions.

GSK also provides an indemnity to Novartis at Completion in respect of certain potential tax liabilities (if any) arising in connection with the pre-Completion re-organisation contemplated by the Oncology SPA.

Novartis will assume all other liabilities in relation to the Oncology Business and provide an indemnity to GSK in respect of those liabilities, subject to certain limitations.

8.7	Non-compete and non-solicit

The Oncology SPA includes a customary non-compete obligation, which will apply for a period of three years from the Completion Date. The non-compete provision prevents GSK from:

(A)	manufacturing, selling, commercialising, marketing or licensing any oncology product which has or is proposed to have the same mechanism of action as any product in the Marketed Oncology Portfolio and/or the same indication as any product in the Marketed Oncology Portfolio (or related product expansion); and

(B)	soliciting the custom of any customer of the Oncology Business in the two years prior to the Completion Date in respect of any product covered by (A).

This is subject to customary carve-outs, including (amongst other things):

(A)	GSK’s activities that are subject to the ongoing collaboration arrangement described in paragraph 8.8 below;

(B)	GSK’s activities in relation to vaccines;

(C)	the holding of shares in a company or other entity for investment purposes, provided that such holding does not result in GSK controlling the relevant entity; and

(D)	acquiring any competing business, provided that GSK sells or otherwise terminates that competing business within nine months.

The Oncology SPA also contains a customary non-solicit undertaking from GSK that it will not, for a period of two years from the Completion Date, solicit certain transferring employees of the Oncology Business. The non-solicit restriction is subject to customary carve-outs.

8.8	Ongoing Collaboration

The Oncology SPA grants Novartis a right of first negotiation over the co-development or commercialisation of any GSK Relevant Development Product in a major market.

A “Relevant Development Product” is a product in development for the treatment, palliation, diagnosis or prevention of all cancers, including immunology, epigenetics and treatment of solid or hematologic tumours (excluding in all cases, vaccines).

The right of first negotiation lasts for 12.5 years from Completion and applies where GSK decides to seek a third party partner for co-development or commercialisation of, or to whom to divest rights to, a Relevant Development Product in a global or major market or where GSK proposes to seek a marketing authorisation for a Relevant Development Product in a major market.

8.9	Termination

In addition to customary termination rights, Novartis may terminate the Oncology SPA if a “material adverse effect” occurs in respect of the Oncology Business prior to Completion other than as a result of general economic, political, market or industry conditions.

For these purposes, a material adverse effect means any matter, change, event or circumstance arising or discovered after signing the Oncology SPA and prior to Completion that if known by Novartis prior to signing of the Oncology SPA could reasonably have been expected to have resulted in Novartis offering to acquire the Oncology Business at a discount to the Oncology Headline Price of 30 per cent. or more.

SECTION E: Influenza Vaccines Business Put Option

9.	Influenza Put Option Deed

The Influenza Put Option Deed was entered into on 22 April 2014 between GSK and Novartis and amended and restated on 29 May 2014.

9.1	Asset perimeter

Novartis’s Influenza Vaccines Business is excluded from the Vaccines Acquisition and, on 26 October 2014, Novartis announced that it has entered into a definitive agreement to divest the Influenza Vaccines Business to CSL Limited (“CSL”).

However, the Influenza Put Option under the Influenza Put Option Deed remains exercisable by Novartis in accordance with its terms if the divestment to CSL does not complete.

Under the Influenza Put Option Deed, GSK has granted Novartis the unilateral right to require GSK to purchase Novartis’s Influenza Vaccines Business for $250 million (“Option 1”), if Novartis does not sell the Influenza Vaccines Business or the relevant parts thereof to a third party. The Influenza Put Option Deed also gives Novartis the right to require GSK to acquire parts of the Influenza Vaccines Business, as follows:

(A)	the cell-based technology division of the Influenza Vaccines Business for $80 million (“Option 2”);

(B)	the egg-based technology division of the Influenza Vaccines Business for $145 million (“Option 3”);

(C)	some or all of 47 different Influenza products, each for $100 (“Option 4”);

(D)	a combination of Options 2 and 4, for an aggregate price of up to $80,004,700; or

(E)	a combination of Options 3 and 4, for an aggregate price of up to $145,004,700.

9.2	Option Exercise Period

Novartis will have the right to exercise the Influenza Put Option during an 18 month period beginning on the earlier of the day following Completion and 22 October 2015 (the “Exercise Period”).

9.3	Consideration

Option Price

GSK is entitled to receive a fee of $5 million (the “Option Price”) in consideration for granting the Influenza Put Option to Novartis. Novartis is to pay the Option Price in two instalments: (i) $1 million within 60 business days after 22 April 2014 (such sum having been received by GSK); and (ii) $4 million within five business days after the start of the Exercise Period.

Compensation payments

In the event that Novartis exercises the Influenza Put Option, but the sale to GSK pursuant to it cannot complete because one of the conditions to completion of the Influenza Acquisition (e.g. antitrust clearance) is not satisfied or waived within 18 months of the date on which the Influenza Put Option was exercised, GSK has agreed to pay to Novartis the price for the relevant asset option (as indicated in paragraph 9.1 above) by way of compensation for the failed option exercise.

The Influenza Put Option Deed provides for GSK to receive a refund of some or all of the compensation payment if Novartis sells or transfers (or enters into certain other transactions in respect of) the relevant assets of the Influenza Vaccines Business to a third party for value within 18 months of the date on which the compensation payment is paid. However, no refund will be due to GSK if Novartis receives less than $7.5 million as consideration for the relevant sale or transfer.

9.4	Conditions

Besides events which would result in the termination of the Influenza Put Option Deed (see paragraph 9.9 below), the Influenza Acquisition (if the Influenza Put Option were to be exercised) would be conditional upon:

(A)	various antitrust approvals, including EU approval and expiry of any applicable waiting period under the HSR Act;

(B)	certain other mandatory governmental clearances, approvals and consents;

(C)	CFIUS approval (if applicable);

(D)	there being no objection from the US Government in respect of the novation to GSK of certain contracts relating to the Holly Springs site;

(E)	there being no law or judgment in effect that would make completion of the Influenza Acquisition unlawful; and

(F)	Shareholder approval of the overall Transaction at the General Meeting.

9.5	Warranties

Novartis gave customary warranties to GSK at signing in relation to, amongst other things, (i) its title to the assets that are the subject of the Influenza Acquisition; (ii) its capacity and authority to enter into the Influenza Put Option Deed; (iii) the business and assets that may be transferred pursuant to the Influenza Put Option Deed; and (iv) certain financial information and changes since the end of 2013.

These warranties will be repeated on the date that the Influenza Put Option is exercised, by reference to the facts existing at that time.

The Influenza Put Option Deed includes customary financial and other limitations in relation to claims under the warranties (depending on which asset combination option is chosen by Novartis).

9.6	Conduct of business prior to completion

Novartis has agreed to procure that the Influenza Vaccines Business is carried on in the ordinary course in the period prior to completion of the Influenza Acquisition, and that certain material acts will only be undertaken with the prior consent of GSK.

9.7	Indemnity

Following completion of the Influenza Acquisition, Novartis would retain pre-completion liabilities and liabilities resulting from pre-completion actions and events in relation to the Influenza Vaccines Business (or the part sold) and would provide an indemnity to GSK in respect of those liabilities.

Novartis would provide an indemnity to GSK at completion of the Influenza Acquisition in respect of any tax liabilities of the Influenza Vaccines Business (or the part sold) which arise in respect of the pre-completion period, on terms mirroring those of the tax indemnity entered into in respect of the Vaccines Acquisition.

GSK would assume all other liabilities in relation to the Influenza Vaccines Business and provide an indemnity to Novartis in respect of those liabilities.

9.8	Non-compete and non-solicit

The Influenza Put Option Deed contains a customary non-compete obligation on Novartis that would apply for three years from completion of the Influenza Acquisition. This is subject to customary carve-outs, including (amongst other things):

(A)	Novartis’s activities in relation to oncology;

(B)	the holding of shares for investment purposes, provided that such holding does not result in Novartis controlling the relevant entity; and

(C)	acquiring any competing business, provided that Novartis sells or disposes of that competing business within nine months.

The Influenza Put Option Deed also contains a customary non-solicit undertaking from Novartis that it will not, for a period of two years from completion of the Influenza Acquisition, solicit certain employees of the Influenza Vaccines Business. This is subject to customary carve-outs.

Neither the non-compete nor the non-solicit obligations would apply to Novartis for so long as it continues to have an interest in a part of the Influenza Vaccines Business (i.e. if it only requires GSK to acquire part of the Influenza Vaccines Business as described in paragraph 9.1 above).

9.9	Termination

The Influenza Put Option Deed will terminate with immediate effect if:

(A)	the Influenza Put Option is not validly exercised during the Exercise Period;

(B)	any of the Implementation Agreement, the Vaccines SAPA, the Oncology SPA or the Contribution Agreement is terminated;

(C)	Novartis gives written notice of termination to GSK at any time; or

(D)	Novartis and GSK agree upon termination.

Further, if Novartis exercises the Influenza Put Option, completion of the sale and purchase of the Influenza Vaccines Business (or a part thereof) would also require the satisfaction or waiver of certain conditions, failing which the Influenza Put Option Deed will terminate. Further information about these conditions is given in paragraph 9.4 above.

10.	Ancillary Agreements

At Completion, members of the GSK and Novartis Groups will enter into the following ancillary agreements on customary terms for a transaction of this nature:

10.1	Transitional Services Agreements (“TSA”) and Support Services Agreements (“SSA”)

Pursuant to a TSA to be entered into between GSK and Novartis, GSK will provide transitional services to Novartis to support the transition and separation of the Oncology Business from Completion. Services to be provided under the Oncology TSA include: (i) commercial services; (ii) legal and compliance services; (iii) real estate services; and (iv) R&D services.

Pursuant to a separate TSA to be entered into between GSK and Novartis, Novartis will provide transitional services to GSK to support the transition and separation of the Vaccines Business from Completion. Services to be provided under the Vaccines TSA include: (i) finance services; (ii) IT services; (iii) real estate services; (iv) HR services; (v) legal and compliance services; (vi) procurement services; (vii) R&D, regulatory and medical services; (viii) quality services; (ix) manufacturing related (TechOps) services; and (x) commercial services.

Pursuant to a TSA to be entered into between Novartis and the JV, Novartis will also provide transitional services to the JV to support the transition and separation of the Novartis OTC Business from Completion. Services to be provided under the Consumer Healthcare TSA include: (i) finance services; (ii) IT services; (iii) real estate services; (iv) HR services; (v) legal and compliance services; (vi) procurement services; (vii) R&D, regulatory and medical services; (viii) quality services; (ix) manufacturing related (TechOps) services; and (x) commercial services.

GSK has entered into a TSA with Novartis to provide transitional services to the Influenza Vaccines Business. The TSA will become effective upon Completion and is intended to support the separation of the Influenza Vaccines Business from the Vaccines Business. Services to be provided by GSK include: (i) manufacturing-related services; (ii) R&D services; (iii) procurement services; (iv) finance services; (v) HR services; and (vi) facilities services. Novartis will also provide facilities services to GSK under the TSA.

Pursuant to an SSA to be entered into between GSK and the JV, GSK will provide support services to the JV on a long-term basis. Services to be provided under the SSA include: (i) real estate services; (ii) finance services; (iii) legal services; (iv) communications and governmental affairs, public policy and patient advocacy services; (v) HR services; (vi) IT services; (vii) procurement services; (viii) corporate services; (ix) R&D services; (x) core business services; (xi) ethics and compliance services; (xii) manufacturing-related services; and (xiii) projects services. Services will run for agreed service periods, typically of one year, and will be subject to periodic renewal.

GSK has also entered into an SSA with Novartis in respect of the influenza cell-culture manufacturing facility at the part of the Marburg site to be retained by Novartis. The SSA will be effective from Completion and will run for a maximum period of ten years. Under the SSA, GSK will provide site engineering services to the influenza cell-culture manufacturing facility at the part of the Marburg site to be retained by Novartis.

10.2	Manufacturing and Supply Agreements (“MSAs”)

Oncology MSA

GSK will enter into an MSA with Novartis providing for GSK to manufacture at its (or its contractors’) facilities and supply to Novartis all products in the Marketed Oncology Portfolio for an initial period of five years. The key terms of the Oncology MSA are set out below.

Scope

Under the MSA, GSK will manufacture the products in the Marketed Oncology Portfolio at its (or its contractors’) facilities, and supply finished products to Novartis. GSK shall be responsible for obtaining and maintaining all materials necessary for the manufacture of the products. GSK will be paid costs plus a manufacturing margin by Novartis in respect of GSK’s manufacturing and supply obligations. Novartis shall have the right during the term or in the event of expiration or termination of the MSA to request GSK to provide technical transfer services to support a smooth and efficient transfer of manufacturing of any product or component thereof to Novartis or Novartis’s designee(s). Such services may include: (i) the transfer of copies of technical documentation, specifications and procedures or know-how owned or controlled by GSK; (ii) providing access to a sufficient number of qualified scientists, production and quality assurance personnel and engineers, and quality control personnel; (iii) allowing access to GSK’s manufacturing facilities during product runs; and (iv) other support or training reasonably requested by Novartis.

Term and termination

The MSA is for an initial term of five years. Following the initial term, the MSA will renew automatically for additional periods of one year, unless terminated in accordance with its terms. The MSA will include customary termination rights.

Licences

Novartis will provide to GSK a non-exclusive, fully paid-up, worldwide, royalty-free licence (or sub-licence, as appropriate) during the term to use the intellectual property rights owned or licensed to Novartis for the purposes of GSK performing its obligations under the MSA.

Consumer Healthcare MSAs

GSK and the JV will enter into MSAs providing for the manufacture and supply of GSK Consumer Healthcare Business products by the GSK Group for the JV, and the manufacture and supply of GSK retained products by the JV for GSK.

Novartis and the JV will also enter into MSAs providing for the manufacture and supply of Novartis OTC products by the Novartis Group for the JV, and the manufacture and supply of Novartis retained products by the JV for Novartis.

Each of the MSAs in respect of the Consumer Healthcare JV will be on the same key terms as set out below.

Scope

Under each MSA, the supplying party will manufacture the products at its (or its contractors’) facilities, and supply active pharmaceutical ingredient (API) products, bulk products and finished products to the purchasing party. The supplying party shall be responsible for obtaining and maintaining all materials necessary for the manufacture of the products. The supplying party will be paid costs plus a manufacturing margin by the purchasing party in respect of the supplying party’s manufacturing and supply obligations. The parties to the MSAs will agree technical transfer plans to support a smooth and efficient transfer of manufacturing of products to the purchasing party or its designee(s). The MSAs will include customary termination provisions.

Licences

The purchasing party will provide to the supplying party a non-exclusive, fully paid-up, worldwide, royalty-free licence (or sub-licence, as appropriate) during the term to use the intellectual property rights owned or licensed to the purchasing party for the purposes of the supplying party performing its obligations under the MSA.

Vaccines MSAs

GSK intends to enter into an MSA with Novartis pursuant to which a member of the Novartis Group will provide filling, lyophilisation and visual inspection services used in the manufacture of Meningitis A vaccines. It is expected that this MSA will terminate at the end of 2017 and will contain customary termination provisions. It is anticipated that GSK will have a right to request a technology transfer of the manufacturing process to GSK.

Novartis Vaccines and Diagnostics S.r.l. (“NVD Italy”, an entity which is expected to transfer to GSK as part of GSK’s acquisition of the Vaccines Business) intends to enter into an MSA with Sandoz GmbH (“Sandoz”, an entity in the Novartis Group) pursuant to which Sandoz will supply to NVD Italy the proteins necessary for the manufacture of Bexsero®. It is expected that this MSA will have an initial term until the end of 2018, with an option for GSK to extend until the end of 2020. This MSA is expected to contain customary termination provisions. All intellectual property relating to the manufacture is expected to vest with NVD Italy and it is anticipated that NVD Italy will have a right to request a technology transfer of the manufacturing process to NVD Italy.

Influenza MSA

GSK has entered into an MSA to provide transitional manufacturing services in respect of non-proprietary products to the Influenza Vaccines Business retained by Novartis, in order to support the separation of the Influenza Vaccines Business from the Vaccines Business. The MSA will be effective from Completion and has a limited term of three years (which may be extended to four years at Novartis’s option in respect of certain products). Services to be provided under the Influenza MSA include (i) blending and fill-and-finish production at the Rosia site; and (ii) production of antibiotic, buffer solution and preservatives at the Marburg site.

10.3	Distribution Services Agreements

Transitional Distribution Services Agreements (“TDSAs”)

Pursuant to a TDSA to be entered into between GSK and Novartis, GSK will provide transitional distribution services in respect of the Marketed Oncology Portfolio to Novartis on a market-by-market basis following Completion.

GSK and the JV will enter into a TDSA under which GSK will provide transitional distribution services in respect of the GSK Consumer Healthcare products on a market-by-market basis following Completion.

Novartis and the JV will enter into a TDSA under which Novartis will provide transitional distribution services in respect of the Novartis OTC products on a market-by-market basis following Completion.

Distribution services to be provided by the providing party under each TDSA include importation warehousing services, and the distribution of the products in-market. Such services will be provided to the receiving party until the receiving party has taken over such services in that market, and may be subject to a time limit.

Manufacturing, Supply and Distribution Agreements (“MSDAs”)

Pursuant to an MSDA to be entered into between GSK and Novartis, Novartis will provide transitional distribution services in respect of the Vaccines products pending marketing authorisation transfer on a market-by-market basis. Services to be provided include importation, warehousing, and distribution of the products in-market.

Pursuant to an MSDA which has been entered into between GSK and Novartis, GSK will provide transitional services in respect of certain influenza vaccines products for which GSK will be the marketing authorisation holder post-Completion. GSK will transfer any such marketing authorisations in respect of influenza vaccines products to a Novartis entity after Completion, and will provide contractual services to Novartis on a transitional basis pending such marketing authorisation transfer. Such services will be provided until the earlier of: (i) all marketing authorisations having been transferred to Novartis; and (ii) Novartis having taken over distribution of the products in all markets.

PART 4

FINANCIAL INFORMATION

SECTION A: HISTORICAL COMBINED FINANCIAL INFORMATION RELATING TO THE NOVARTIS OTC BUSINESS

Section 1: Historical Combined Financial Information Relating to the Novartis OTC Business for the years ended 31 December 2011, 31 December 2012 and 31 December 2013

COMBINED INCOME STATEMENTS

	Note	2011 £m	2012 £m	2013 £m
Turnover	6	2,050	1,649	1,847
Cost of sales		(776)	(782)	(815)

Gross profit		1,274	867	1,032
Selling, general and administration		(911)	(784)	(896)
Research and development		(98)	(100)	(116)
Royalty income		18	19	26
Other operating income, net	7	30	11	31

Operating profit	8	313	13	77
Finance expense, net		(7)	(2)	(14)

Profit before taxation		306	11	63
Taxation	10	(29)	77	41

Profit after taxation for the year		277	88	104

Profit attributable to Owners of the Novartis OTC Business		276	88	103
Profit attributable to non-controlling interests		1	—	1

The notes on pages 56 to 83 are an integral part of the historical combined financial information.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	2011 £m	2012 £m	2013 £m
Profit for the year	277	88	104
Items that may be subsequently reclassified to income statement:
Exchange losses on net assets	(6)	(13)	(12)
Items that will not be reclassified to income statement:
Actuarial gains/(losses) on defined benefit plans	5	(22)	17
Deferred taxes on actuarial gains/(losses) on defined benefit plans	(1)	6	(3)
Other comprehensive (expense)/income for the year	(2)	(29)	2

Total comprehensive income for the year	275	59	106

Total comprehensive income for the year attributable to:
Owners of the Novartis OTC Business	274	59	105
Non-controlling interests	1	—	1

The notes on pages 56 to 83 are an integral part of the historical combined financial information.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

COMBINED BALANCE SHEETS

	Note	2011 £m	2012 £m	2013 £m
Assets
Non-current assets
Property, plant and equipment	11	195	195	185
Goodwill	12	47	46	44
Other intangible assets	13	371	333	307
Financial assets	20	81	81	81
Other investments		3	3	3
Deferred tax assets	10	100	98	89
Other non-current assets	14	18	11	9

Total non-current assets		815	767	718

Current assets
Inventories	15	181	184	201
Trade and other receivables	16	437	382	358
Cash and cash equivalents		21	15	16

Total current assets		639	581	575

Total assets		1,454	1,348	1,293

Current liabilities
Short-term borrowings	20	299	464	533
Trade and other payables	17	427	342	394
Current tax liabilities		15	20	14
Short-term provisions	19	7	13	8

Total current liabilities		748	839	949

Non-current liabilities
Long-term borrowings	20	5	5	5
Deferred tax liabilities	10	34	31	29
Pensions benefits	18	83	109	97
Other provisions	19	21	11	14
Other non-current liabilities		4	5	3

Total non-current liabilities		147	161	148

Total liabilities		895	1,000	1,097

Net assets		559	348	196

Invested capital
Invested capital attributable to the Owners of the Novartis OTC Business		558	347	194
Non-controlling interests		1	1	2

Total invested capital		559	348	196

The notes on pages 56 to 83 are an integral part of the historical combined financial information.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

COMBINED STATEMENTS OF CHANGES IN INVESTED CAPITAL

£m
Balance at 1 January 2011	594
Profit for the year	277
Other comprehensive income	(2)

Total comprehensive income	275
Dividends paid to Owners of the Novartis OTC Business[1]	(137)
Movements in financing provided by Owners of the Novartis OTC Business[2]	(210)
Other transactions with Owners of the Novartis OTC Business[3]	37

Balance at 31 December 2011	559
Profit for the year	88
Other comprehensive income	(29)

Total comprehensive income	59
Dividends paid to Owners of the Novartis OTC Business[1]	(101)
Movements in financing provided by Owners of the Novartis OTC Business[2]	(193)
Other transactions with Owners of the Novartis OTC Business[3]	24

Balance at 31 December 2012	348
Profit for the year	104
Other comprehensive income	2

Total comprehensive income	106
Dividends paid to Owners of the Novartis OTC Business[1]	(107)
Movements in financing provided by Owners of the Novartis OTC Business[2]	(179)
Other transactions with Owners of the Novartis OTC Business[3]	28

Balance at 31 December 2013	196

[1]	Represents dividends paid by the Novartis OTC Business legal entities to Owners of the Novartis OTC Business.
[2]	Comprises movements in financing provided to/from reporting units by the Owners of the Novartis OTC Business
[3]	Comprises other transactions with Owners of the Novartis OTC Business, such as pension and share based compensation allocations, as explained in the basis of preparation.

The notes on pages 56 to 83 are an integral part of the historical combined financial information.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

COMBINED CASH FLOW STATEMENTS

	Note	2011 £m	2012 £m	2013 £m
Cash flow from operating activities
Profit after taxation for the year		277	88	104
Adjustments reconciling profit after tax to operating cash flows	21	90	(67)	56

Cash generated from operations	21	367	21	160
Taxation (paid)/refund		(21)	113	61

Net cash inflow from operating activities		346	134	221

Cash flow from investing activities
Purchase of property, plant and equipment		(29)	(32)	(35)
Proceeds from sale of property, plant and equipment		2	1	6
Purchase of intangible assets		(2)	(12)	(17)
Proceeds from sale of intangible assets		43	29	37

Net cash inflow/(outflow) from investing activities		14	(14)	(9)

Cash flow from financing activities
Increase in borrowings		—	179	81
Interest paid		(3)	(3)	(3)
Dividends paid to Owners of the Novartis OTC Business		(137)	(101)	(107)
Movements in financing provided by Owners of the Novartis OTC Business		(210)	(193)	(179)
Other financing cash flows		(12)	(10)	(1)

Net cash (outflow)/inflow from financing activities		(362)	(128)	(209)

(Decrease)/increase in cash and cash equivalents		(2)	(8)	3

Cash and cash equivalents at beginning of year		25	21	15
Exchange adjustments		(2)	2	(2)
(Decrease)/increase in cash and cash equivalents		(2)	(8)	3

Cash and cash equivalents at end of year		21	15	16

The notes on pages 56 to 83 are an integral part of the historical combined financial information.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

NOTES TO THE HISTORICAL COMBINED FINANCIAL INFORMATION

1.	Description of business

On 22 April 2014, GSK entered into an agreement with Novartis to enter into the Consumer Healthcare Joint Venture, pursuant to which the Novartis Group will contribute the Novartis OTC Business into the GSK Consumer Healthcare Joint Venture which will be 63.5% owned by GSK and 36.5% owned by Novartis.

The Novartis OTC Business comprises the OTC medicines business carried on by Novartis’s OTC division, including OTC pipeline products and its related manufacturing network but excluding the business of researching and developing, manufacturing, distributing, marketing, selling, promoting and/or otherwise commercialising nicotine-related products in the US. The Novartis OTC Business is a leader in offering products designed for self-care and prevention of common medical conditions and ailments to enhance people’s overall health and well-being. It is conducted by the Novartis Group in more than 50 countries.

This business is currently contained in certain legal entities which will transfer to GSK or is contained in legal entities which will be retained by Novartis but where the assets and liabilities specific to the Novartis OTC Business will be transferred to GSK. The results and cash flows related to these specific business assets and liabilities are reported separately within Novartis (hereafter referred to as “reporting units”).

The historical combined financial information of the Novartis OTC Business reflects the assets, liabilities, results and cash flows of the legal entities and reporting units which will transfer to GSK. The Novartis OTC Business does not therefore currently constitute a separate group of legal entities.

The historical combined financial information of the Novartis OTC Business comprises its combined balance sheets as of 31 December 2011, 2012 and 2013 and the combined results of its operations and combined cash flows for the three years ended 31 December 2011, 2012 and 2013.

The Novartis OTC Business has not operated as an independent entity. The historical combined financial information may therefore not be indicative of the financial position and financial performance that would have been achieved if the Novartis OTC Business had operated as an independent entity or of future results of the Novartis OTC Business.

This historical combined financial information presents the financial track record of the Novartis OTC Business for the years ended 31 December 2011, 2012 and 2013.

The sales and operating income from certain products and related net assets from these products and activities are excluded from the historical combined financial information as they will be either sold prior to the closing of the transaction or may be temporarily retained by Novartis until their sale is completed. Net proceeds from the divestment will be fully transferred to the newly formed Consumer Healthcare JV.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

The principal activities, country of operation and percentage ownership of the legal entities included in the historical combined financial information are as follows:

			Equity interest
Entity	Principal activity	Country of incorporation	31 Dec 2010	31 Dec 2011	31 Dec 2012	31 Dec 2013
Novartis Consumer Health Australasia Pty Ltd	Operations	Australia	100%	100%	100%	100%
Novartis Consumer Health-Gebro GmbH	Operations	Austria	60%	60%	60%	60%
N.V. Novartis Consumer Health S.A.	Operations	Belgium	100%	100%	100%	100%
Novartis Consumer Health Canada Inc.	Operations	Canada	100%	100%	100%	100%
Novartis Santé Familiale S.A.S.[1]	Operations	France	100%	100%	100%	100%
Novartis Consumer Health GmbH	Operations	Germany	100%	100%	100%	100%
Novartis Consumer Health S.p.A.	Operations	Italy	100%	100%	100%	100%
Novartis Consumer Health Lda.	Operations	Portugal	100%	100%	100%	100%
Ex-Lax, Inc.[2]	Operations	Puerto Rico	100%	100%	100%	100%
Novartis Consumer Health LLC	Operations	Russia	100%	100%	100%	100%
Novartis Consumer Health S.A.	Operations	Spain	100%	100%	100%	100%
Novartis Consumer Health S.A.	Operations	Switzerland	100%	100%	100%	100%
Novartis Consumer Health Schweiz AG	Operations	Switzerland	100%	100%	100%	100%
Novartis Consumer Health UK Limited	Operations	United Kingdom	100%	100%	100%	100%
Novartis Consumer Health, Inc.	Operations	United States	100%	100%	100%	100%

1)	The sale of the entity is subject to compliance with customary works council consultation obligations
2)	Excluding approximately £3 m, £4 m and £4 m at 31 December 2011, 2012 and 2013, respectively, of machinery and equipment related to Novartis Animal Health activities

The following legal entities contain reporting units carrying assets and liabilities which will be sold to the JV:

Entities selling reporting units	Principal activity	Country
Société par actions SANDOZ	Operations	Algeria
Novartis Argentina S.A.	Operations	Argentina
Novartis International Pharmaceutical Ltd.	Operations	Bermuda
Novartis Biociências S.A.	Operations	Brazil
Beijing Novartis Pharma Co., Ltd.	Operations	China
Shanghai Novartis Trading Ltd.	Operations	China
Sandoz (China) Pharmaceutical Co., Ltd.	Operations	China
Novartis de Colombia S.A.	Operations	Colombia
Novartis s.r.o.	Operations	Czech Republic
Novartis Healthcare A/S	Operations	Denmark
Novartis Ecuador S.A.	Operations	Ecuador
Novartis Pharma S.A.E.	Operations	Egypt
Novartis Finland Oy	Operations	Finland
Novartis (Hellas) S.A.C.I.	Operations	Greece
Novartis Pharmaceuticals (HK) Limited	Operations	Hong Kong
Novartis Hungary Healthcare Limited Liability Company	Operations	Hungary
Novartis India Limited	Operations	India
Novartis Healthcare Private Limited	Operations	India
PT. Novartis Indonesia	Operations	Indonesia
Novartis Pharma K.K.	Operations	Japan
Novartis Korea Ltd.	Operations	Korea
Novartis Corporation (Malaysia) Sdn. Bhd.	Operations	Malaysia
Novartis Farmacéutica, S.A. de C.V.	Operations	Mexico
Novartis Pharma Maroc SA	Operations	Morocco

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

Entities selling reporting units	Principal activity	Country
Novartis Consumer Health B.V.	Operations	Netherlands
Novartis Norge AS	Operations	Norway
Novartis Pharma (Pakistan) Limited	Operations	Pakistan
Novartis Pharma (Logistics), Inc.	Operations	Panama
Novartis Biosciences Perú S.A.	Operations	Peru
Novartis Healthcare Philippines, Inc.	Operations	Philippines
Lek S.A.	Operations	Poland
Novartis Poland Sp. z o.o.	Operations	Poland
Novartis Pharma Services Romania S.R.L.	Operations	Romania
Saudi Pharmaceutical Distribution Co. Ltd.	Operations	Saudi Arabia
Novartis Asia Pacific Pharmaceuticals Pte Ltd	Operations	Singapore
Novartis Slovakia s.r.o.	Operations	Slovakia
Novartis South Africa (Pty) Ltd	Operations	South Africa
Novartis Sverige AB	Operations	Sweden
Novartis Pharma AG	Operations	Switzerland
Novartis AG	Operations	Switzerland
Novartis (Taiwan) Co., Ltd.	Operations	Taiwan
Novartis (Thailand) Limited	Operations	Thailand
Novartis Saglik, Gida ve Tarim Ürünleri Sanayi ve Ticaret A.S.	Operations	Turkey
Novartis de Venezuela, S.A.	Operations	Venezuela

2.	Significant accounting policies

(a)	Basis of preparation of the historical combined financial information

The historical combined financial information of the Novartis OTC Business consists of all legal entities and reporting units over which the Novartis OTC Business has control by applying the principles of IFRS 10 Consolidated Financial Statements. The Novartis OTC Business controls an entity or reporting unit when it is exposed to, or has rights to, variable returns from its involvement with the entity or reporting unit and has the ability to affect those returns through its power over the entity or reporting unit.

The historical combined financial information has been prepared in accordance with the requirements of the Listing Rules of the UK Listing Authority, and in accordance with this basis of preparation, with International Financial Reporting Standards (“IFRS”) and related interpretations as adopted by the European Union (and IFRS as issued by the International Accounting Standards Board) taking into consideration the following procedures used to produce the historical combined financial information. References to “IFRS” hereafter should be construed as references to IFRS as adopted by the EU.

IFRS does not provide principles for the preparation of combined historical financial information, and accordingly in preparing the historical combined financial information certain accounting conventions commonly used for the preparation of historical financial information for inclusion in investment circulars as described in the Annexure to SIR 2000 Standards for Investment Reporting applicable to public reporting engagements on historical financial information issued by the UK Auditing Practices Board have been applied.

Financial information for all legal entities and reporting units included in the historical combined financial information of the Novartis OTC Business have for all periods been prepared under IFRS The historical combined financial information for the Novartis OTC Business is presented in pound sterling (£) based on the amounts reported by the Novartis OTC Business legal entities and reporting units to be transferred to the JV in the respective countries in their local functional currencies and have been rounded to million, unless otherwise indicated.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

The following summarises the accounting and other principles applied in preparing the historical combined financial information:

•	The historical combined financial information of the Novartis OTC Business has been prepared on an historical cost basis, except for items that are required to be accounted for at fair value, and has been prepared in a form that is consistent with the accounting policies adopted in GSK’s 2014 second quarter results announcement.

•	The historical combined financial information of the Novartis OTC Business has been prepared on a going concern basis.

•	All the legal entities and reporting units comprising the Novartis OTC Business have a 31 December closing date.

•	Transactions and balances between the legal entities and reporting units included in the historical combined financial information of the Novartis OTC Business have been eliminated.

•	In the past the Novartis OTC Business did not form a separate legal group. Therefore it is not possible to provide an analysis of share capital and reserves. The net assets of the Novartis OTC Business are represented by the cumulative investment of Novartis in the Novartis OTC Business (presented as “invested capital”).

•	Novartis has a policy that ensures that the Novartis OTC Business bears all appropriate administrative costs such as those related to finance, human resources, information technology and marketing support and these have been reflected in the historical combined financial information based on historical charges. Accordingly, these overhead costs were affected by the historical arrangements that existed between the Novartis OTC Business and Novartis and are not necessarily representative of the position that would have been reported had the Novartis OTC Business been an independent group. These amounts are not necessarily representative of the amounts that may arise in the future.

•	Income tax and deferred tax balances related to the income statement, balance sheet and cash flows connected to the legal entities which will transfer to GSK have been fully reflected in the historical combined financial information. The income tax expense related to the activities contained in the reporting units, recorded in this historical combined financial information, has been recorded based on the underlying tax rate in their respective tax jurisdiction. The tax charges recorded in the combined income statement and combined statement of comprehensive income are not necessarily representative of the tax charges that would have been reported had the Novartis OTC Business been a separate legal group throughout the period presented. They are therefore not necessarily representative of the tax charges that may arise in the future.

•	Goodwill included in separate legal entities which will transfer to GSK has been included in this historical combined financial information.

•	Transactions and balances between the legal entities and reporting units in the Novartis OTC Business and other Novartis entities which are not part of the Novartis OTC Business have been recorded as follows:

•	Amounts related to products and services invoiced between Novartis and the Novartis OTC Business have been retained in the historical combined financial information. Details of such related party transactions and balances are provided in note 20.

•	Where Novartis is providing services to the Novartis OTC Business in the context of shared services (related to manufacturing, information technology and accounting services) the costs related to these services have been reflected in the combined income statements. Where costs are allocated to the Novartis OTC Business and not invoiced (such as share based compensation, taxes or pension recognised in reporting units) the resulting assets and liabilities are deemed to have been forgiven by Novartis and accordingly have been accounted for as other transactions with the owners of Novartis OTC in the combined statements of changes in invested capital. Details of such related party transactions are provided in note 20.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

•	Amounts of a financing nature between Novartis and the Novartis OTC Business are presented in the historical combined financial information as either cash, financial assets (see note 20) or short-term or long-term borrowings (see note 20). According to the agreement between Novartis and GSK, the Novartis OTC business will be acquired free of cash, financial assets and financial debt.

•	The expense for share-based compensation provided by Novartis has been included in the combined income statements assuming that the transactions are equity settled and covers entitlements for all individuals who will transfer to GSK. The cash flows between the Novartis OTC Business and Novartis related to the acquisition of Novartis shares have been reflected in the historical combined financial information. As discussed in note 20, on completion of the transaction, there is a contractual requirement for Novartis and GSK to deliver equity-based instruments in relation to the unvested share-based compensation of employees who will transfer to GSK.

•	Defined benefit pension plans sponsored by legal entities which will transfer to GSK have been fully reflected in the historical combined financial information and related notes. In respect of the significant cross-country plans which are sponsored by the various legal entities in the country, notably Switzerland, a separate actuarial valuation has been performed to separate the pension assets and liabilities related to the employees who will be transferred. The results of this separate actuarial valuation have then been accounted for and disclosed in the notes as if they related to stand-alone defined benefit plans.

The accounting principles and policies described in note 3 have been applied consistently by all the Novartis OTC Business legal entities and reporting units during all periods presented in this historical combined financial information.

(b)	New standards, amendments and interpretations

All standards in issue at the date of this historical financial information which are effective for the year ending 31 December 2014 have been adopted.

The Novartis OTC Business has adopted early an amendment to IAS 36 Impairment of Assets in relation to recoverable amount disclosures for non-financial assets.

(c)	Standards, amendments and interpretations effective subsequent to the year end

The following new standards, amendments and interpretations will become effective for the Novartis OTC Business in future periods:

•	Amendments to IFRS 9 Financial Instruments were issued in 2009, 2010, 2011 and 2014 which will substantially change the classification and measurement of financial instruments, hedging requirements and the recognition of certain fair value changes in the consolidated financial information. The mandatory effective date is 1 January 2018.

•	IFRS 15 Revenue from contracts with customers was issued in 2014 and is required to be adopted on 1 January 2017. This new standard on revenue recognition supersedes IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations.

The impact of these new requirements on the Novartis OTC Business results or financial position is still being evaluated. No other new standard or amendment has been issued and is expected to have a material impact.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

3.	Accounting principles and policies

Scope and principles of combination

The historical combined financial information includes all the assets and liabilities, results and cash flows of the Novartis OTC Business.

The financial data in respect of the combined legal entities and reporting units are made up to 31 December of each year.

Transactions and balances between legal entities and reporting units included in the historical combined financial information are eliminated and no profit before tax is recognised on sales between these legal entities and reporting units until the products are sold to customers outside the Novartis OTC Business. Deferred tax relief on unrealised profit is accounted for only to the extent that it is considered recoverable.

Business combinations are accounted for using the acquisition accounting method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration transferred is measured at fair value. Where the consideration transferred, together with the non-controlling interest, exceeds the fair value of the assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill. Goodwill is denominated in the currency of the operation acquired.

The costs of acquisition are charged to the income statement in the period in which they are incurred.

Where not all of the equity of a legal entity is acquired, the non-controlling interest is recognised as the non-controlling interest’s share of the net assets of the legal entity. Changes in the Novartis OTC Business’s ownership percentage of legal entities are accounted for within invested capital financed by Novartis.

Foreign currency translation

Foreign currency transactions are recorded in the functional currency of the respective Novartis OTC Business legal entity and reporting unit at the exchange rate ruling on the date of transaction. Foreign currency monetary assets and liabilities are retranslated into the functional currency at rates of exchange ruling at the balance sheet date. Exchange differences are included in the income statement.

Assets and liabilities, including related goodwill, of legal entities and reporting units are translated into pound sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of legal entities and reporting units are translated into pound sterling using yearly average rates of exchange.

Exchange adjustments arising when the opening net assets and the profits for the year retained by combined legal entities and reporting units are translated into pound sterling are recognised in the invested capital financed by Novartis.

Turnover

Turnover is recognised when title and risk of loss is passed to the customer, reliable estimates can be made of relevant deductions and all relevant obligations have been fulfilled, such that the earnings process is regarded as being complete.

Gross turnover is reduced by rebates, discounts, allowances and product returns given or expected to be given, which vary by product arrangements and buying groups. These arrangements with purchasing organisations are dependent upon the submission of claims after the initial recognition of the sale. Accruals are made at the time of sale for the estimated rebates, discounts or allowances payable or returns to be made, based on available market information and historical experience.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

Turnover represents net invoice value after the deduction of discounts and allowances given and accruals for estimated future rebates and returns. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third party analyses, market research data and internally generated information. Value added tax and other sales taxes are excluded from revenue.

Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix.

The level of accrual is reviewed and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third party analyses, market research data and internally generated information. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Novartis OTC Business.

Royalty income is recognised on an accruals basis in accordance with the terms of the relevant licensing agreements.

Expenditure

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. The expenses for provisions are recorded when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Manufacturing start-up costs between validation and the achievement of normal production are expensed as incurred. Advertising and promotion expenditure is charged to the income statement as incurred. Shipment costs are charged to cost of sales; distribution costs on sales to customers are included in selling, general and administrative expenditure.

Restructuring costs are recognised and provided for, where appropriate, in respect of the direct expenditure of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken.

Research and development

Research and development expenditure is charged to the income statement in the period in which it is incurred. Development expenditure is capitalised when the criteria for recognising an asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable. Property, plant and equipment used for research and development is capitalised and depreciated.

Legal and other disputes

Provision is made for the anticipated settlement costs of legal or other disputes against the Novartis OTC Business where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome. In addition, provision is made for legal or other expenses arising from claims received or other disputes.

The Novartis OTC Business may become involved in legal proceedings, in respect of which an outflow is considered probable but it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. Costs associated with claims made by the Novartis OTC Business against third parties are charged to the income statement as they are incurred.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

Pensions and other post-employment benefits

The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method and spread over the period during which benefit is expected to be derived from the employees’ services, consistent with the advice of qualified actuaries.

Remeasurements, including actuarial gains and losses and the effect of changes in actuarial assumptions, are recognised in the statement of comprehensive income in the year in which they arise.

The Novartis OTC Business’s contributions to defined contribution plans are charged to the income statement as incurred.

Employee share plans

Incentives in the form of Novartis shares are provided to employees under share option and share award schemes.

The fair values of these options and awards are calculated at their grant dates using a trinomial pricing model and charged to the income statement over the relevant vesting periods.

Property, plant and equipment

Property, plant and equipment (PP&E) is stated at the cost of purchase or construction less provisions for depreciation and impairment.

Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land, using the straight-line basis over the expected useful life. Residual values and lives are reviewed, and where appropriate adjusted, annually. The normal expected useful lives of the major categories of PP&E are:

Freehold buildings	20 to 50 years
Leasehold land and buildings	Lease term or 20 to 50 years
Plant and machinery	10 to 20 years
Equipment and vehicles	3 to 10 years

On disposal of PP&E, the cost and related accumulated depreciation and impairments are removed from the balance sheet and the net carrying amount, less any proceeds, is taken to the income statement.

Leases

All leases are operating leases and the rental costs are charged to the income statement on a straight-line basis over the lease term (see note 23).

Goodwill

Goodwill is stated at cost less impairments. Goodwill is deemed to have an indefinite useful life and is tested for impairment at least annually.

Other intangible assets

Intangible assets are stated at cost less provisions for amortisation and impairments.

Amortised brands: Acquired brands are valued independently as part of the fair value of businesses acquired from third parties where the brand has a value which is substantial and long-term and where the

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

brands either are contractual or legal in nature or can be sold separately from the rest of the businesses acquired. Brands are amortised over their estimated useful lives of up to 20 years.

Licences, patents and others: Currently marketed products separately acquired or acquired as part of a business combination represent the composite value of licences, patents, know-how and marketing rights and are amortised over their estimated useful lives, generally not exceeding 20 years, using the straight-line basis. Asset lives are reviewed, and where appropriate adjusted, annually. Contingent milestone payments are recognised at the point that the contingent event becomes certain. Any development costs incurred by the Novartis OTC Business and associated with acquired licences, patents, know-how or marketing rights are written off to the income statement when incurred.

Computer software: The costs of acquiring and developing computer software for internal use and internet sites for external use are capitalised as intangible assets where the software or site supports a significant business system and the expenditure leads to the creation of a durable asset. ERP systems software is amortised over seven to ten years and other computer software over three to five years.

Impairment of property, plant and equipment (PPE) and intangible assets

The carrying values of PPE and intangible assets are reviewed for impairment when there is an indication that the assets might be impaired. Additionally, goodwill and intangible assets which are not yet available for use are tested for impairment annually. Any provision for impairment is charged to the income statement in the year concerned.

An asset is generally considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. The Novartis OTC Business adopts the fair value less costs of disposal method for its impairment tests. In most cases no directly observable market inputs are available to measure the fair value less costs of disposal. Therefore an estimate of fair value less costs of disposal is derived indirectly and is based on net present value techniques utilising post-tax cash flows and discount rates. Fair value reflects estimates of assumptions that market participants would be expected to use, and for this purpose management considers the range of economic conditions that are expected to exist over the remaining useful life of the asset.

The estimates used in calculating the net present values are highly sensitive and depend on assumptions specific to the nature of the Novartis OTC Business’s activities with regard to:

•	amount and timing of projected future cash flows;

•	outcome of R&D activities (compound efficacy, etc.);

•	probability of obtaining regulatory approval;

•	long-term sales forecasts for periods of up to 25 years;

•	selected tax rate;

•	behaviour of competitors (launch of competing products, marketing initiatives, etc.); and

•	selected discount rate.

Generally, for intangible assets with a definite useful life, the Novartis OTC Business uses cash flow projections for the whole useful life of these assets, and for goodwill, the Novartis OTC Business utilises cash flow projections for a five-year period based on management forecasts, with a terminal value based on sales projections usually in line with or lower than inflation rates for later periods. Probability-weighted scenarios are typically used. Discount rates used are based on the Novartis OTC Business’s estimated weighted average cost of capital adjusted for specific country and currency risks associated with cash flow projections as an approximation of the weighted average cost of capital of a comparable market participant.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

Due to the above factors, actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using discounting techniques.

Impairments of goodwill are not reversed. Impairment losses on other non-current assets are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of depreciation or amortisation, had no impairments been recognised.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less which are readily convertible to known amounts of cash.

Inventories

Inventories are included in the historical combined financial information at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realisable value. Cost is generally determined on a first in, first out basis. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product. Before that point a provision is made against the carrying value to its recoverable amount; the provision is then reversed at the point when a high probability of regulatory approval is determined.

Trade receivables

Trade receivables are carried at original invoice amount less any provisions for doubtful debts. Provisions are made where there is evidence of a risk of non-payment, taking into account ageing, previous experience and general economic conditions. When a trade receivable is determined to be uncollectable it is written off, firstly against any provision available and then to the income statement.

Subsequent recoveries of amounts previously provided for are credited to the income statement. Long-term receivables are discounted where the effect is material.

Trade payables

Trade payables are initially recognised at fair value and then held at amortised cost which equates to nominal value. Long-term payables are discounted where the effect is material.

Deferred taxes

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax is provided using rates of tax that have been enacted or substantively enacted by the balance sheet date (see also note 2a) for the allocation of current and deferred taxes.

4.	Key accounting judgments and estimates

In preparing the historical combined financial information, management is required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the historical combined financial information. Actual amounts and results could differ from those estimates. The following are considered to be the areas of key accounting judgments and estimates.

Impairment tests of goodwill

See sensitivities and assumptions in note 12.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

Actuarial valuation

The assumptions used for the actuarial valuation of the defined benefit obligation are disclosed in note 18.

Turnover

Gross turnover is reduced by rebates, discounts, allowances and product returns given or expected to be given, which vary by product arrangements and buying groups. These arrangements with purchasing organisations are dependent upon the submission of claims sometime after the initial recognition of the sale. Accruals are made at the time of sale for the estimated rebates, discounts or allowances payable or returns to be made, based on available market information and historical experience.

Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix.

The level of accrual is reviewed and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third party analyses, market research data and internally generated information. Future events could cause the assumptions on which the accruals are based to change, and could affect the future results of the Novartis OTC Business.

Taxation

Current tax is provided at the amounts expected to be paid, and deferred tax is provided on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised, based on management’s assumptions relating to the amounts and timing of future taxable profits.

Legal and other disputes

The Novartis OTC Business provides for anticipated settlement costs where an outflow of resources is considered probable and a reliable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Novartis OTC Business. These estimates take into account the specific circumstances of each dispute and relevant external advice, are inherently judgmental and could change substantially over time as new facts emerge and each dispute progresses.

Any provisions have been established after taking into account the relevant facts and circumstances of each matter and in accordance with accounting requirements.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the combined financial information by a material amount.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

5.	Exchange rates

The following table sets forth the foreign exchange rates of the pound sterling against key currencies used for foreign currency translation when preparing this historical combined financial information.

	2011	2012	2013
Average rates:
US$/£	1.60	1.59	1.56
Euro/£	1.15	1.23	1.18
CHF/£	1.42	1.49	1.45

Period end rates:
US$/£	1.54	1.62	1.65
Euro/£	1.19	1.23	1.20
CHF/£	1.45	1.48	1.47

6.	Segment information

The Novartis OTC Business is a single segment business and accordingly has no reportable operating segments.

At the end of 2011, the Novartis OTC Business temporarily shut down its plant at Lincoln, Nebraska, on a voluntary basis, to accelerate a Compliance Plan agreed with the FDA. In early January 2012, the FDA informed the Novartis OTC Business that in connection with the plan a “Level-1” recall for Novartis OTC Business products was required. Novartis over time gradually reinstated commercial production at the facility and recommenced shipping certain products (including Excedrin®) into the US in November 2013.

Supplies from the Lincoln plant accounted for approximately 25% of the Novartis OTC Business’s total sales in 2011 and were distributed mainly to customers in the US, Canada and Latin America. In addition, the Lincoln plant provided toll manufacturing activities for several external customers. In 2011, operating income included a £73m exceptional charge related to the product recall, of which £45m related to sales returns. In 2012 and 2013 exceptional charges of £165m and £99m, respectively, were incurred in respect of idle capacity, quality remediation and restructuring charges, inventory write-offs and contract termination fees.

Geographical information

Turnover by location of customer

	2011 £m	2012 £m	2013 £m
UK	58	60	64
USA	533	189	289
Rest of World	1,459	1,400	1,494

Total turnover	2,050	1,649	1,847

Turnover by location of legal entity or reporting unit

	2011 £m	2012 £m	2013 £m
UK	63	64	69
USA	548	172	257
Rest of World	1,439	1,413	1,521

Total turnover	2,050	1,649	1,847

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

Operating profit by location of legal entity or reporting unit

	2011 £m	2012 £m	2013 £m
UK	13	7	11
USA	75	(70)	(91)
Rest of World	225	76	157

Total operating profit	313	13	77

Net operating assets by location of legal entity or reporting unit

	2011 £m	2012 £m	2013 £m
UK	(2)	2	(2)
USA	360	281	244
Rest of World	403	438	395

Net operating assets	761	721	637

Non-current assets by location of legal entity or reporting unit

	2011 £m	2012 £m	2013 £m
UK	2	2	2
USA	457	326	307
Rest of World	356	439	409

Non-current assets	815	767	718

7.	Other operating income

	2011 £m	2012 £m	2013 £m
Disposal of intangible assets and property, plant and equipment	46	31	41
Litigation and settlement costs	(5)	(12)	(8)
Other expense, net	(11)	(8)	(2)

Total other operating income, net	30	11	31

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

8.	Operating profit

The following items have been included in operating profit:

	Note	2011 £m	2012 £m	2013 £m
Employee costs	9	(363)	(370)	(430)
Advertising		(370)	(291)	(351)
Distribution costs		(300)	(264)	(269)
Depreciation of property, plant and equipment	11	(21)	(20)	(22)
Impairment of property, plant and equipment, net of reversals	11	(1)	(1)	(19)
Amortisation of intangible assets	13	(32)	(31)	(31)
Impairment of intangible assets, net of reversals	12/13	(7)	(4)	(5)
Inventories:
Cost of inventories included in cost of sales		(687)	(570)	(598)
Write-down of inventories		(39)	(44)	(21)

9.	Employee costs

	Note	2011 £m	2012 £m	2013 £m
Wages and salaries		(299)	(308)	(351)
Social security costs		(33)	(35)	(45)
Pension costs	18	(14)	(14)	(14)
Cost of share-based incentive plans		(15)	(11)	(13)
Severance and other costs from integration and restructuring activities		(2)	(2)	(7)

Total employee costs		(363)	(370)	(430)

The average number of persons employed by the Novartis OTC Business during the year was:

	2011 Number	2012 Number	2013 Number
Manufacturing	1,298	1,614	1,754
Selling, general and administration	3,640	3,716	3,831
Research and development	482	501	592

Total average number of persons employed	5,420	5,831	6,177

Key management compensation

The following table details the aggregate compensation paid in respect of the Head of the Novartis OTC Business.

	2011 £ 000	2012 £ 000	2013 £ 000
Benefits other than equity-based amounts	723	458	457
Post-employment benefits	12	30	51
Termination benefits	—	1,419	—
Equity-based compensation	1,308	277	1,126

Total key management compensation	2,043	2,184	1,634

Pension costs under defined benefit and contribution schemes are included in the post-employment benefits disclosed above.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

10.	Taxation

Taxation charge based on profits for the year

CURRENT AND DEFERRED INCOME TAXES	2011 £m	2012 £m	2013 £m
Switzerland	(38)	(36)	(38)
Foreign	(11)	114	85

Total current income tax (expense)/income	(49)	78	47

Switzerland	3	8	3
Foreign	17	(9)	(9)

Total deferred tax income/(expense)	20	(1)	(6)

Total income tax (expense)/income	(29)	77	41

Reconciliation of the taxation rate on the Novartis OTC Business profits

The tax on the Novartis OTC Business’s profit before taxation differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits/losses of the entities and reporting units in the Novartis OTC Business as follows:

	2011 £m	2012 £m	2013 £m
Profit before taxation	306	11	63

Tax calculated based on expected tax rate for each Novartis OTC legal entity and reporting unit	(31)	72	54
R&D credits and other allowances	2	1	1
Other permanent differences	1	1	1
Re-assessments of prior year estimates	(1)	3	(15)

Total income tax (expense)/income	(29)	77	41

Effective tax rate	(9.5)%	700%	65.1%

The expected tax rate is the weighted average tax rate based on domestic tax rates applicable to the pre-tax income and pre-tax losses of each legal entity or reporting unit and can change on a yearly basis.

In 2012 and 2013 federal tax benefits from losses related to the US operations were utilised in the same reporting period when incurred. In addition, US state tax benefits from losses incurred in 2012 have been fully utilised in 2013. This resulted in net tax credits for 2012 and 2013.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

Movement in deferred tax assets and liabilities

	Property, plant & equipment £m	Intangibles £m	Pensions & other post- employment benefits £m	Inventories £m	Tax losses £m	Other assets, provisions and accruals £m	Total £m
Deferred tax assets at 1 January 2011	2	1	10	24	—	42	79
Deferred tax liabilities at 1 January 2011	(12)	(12)	—	(5)	—	(4)	(33)

At 1 January 2011	(10)	(11)	10	19	—	38	46
Exchange adjustments	—	1	1	1	—	(2)	1
Credit/(charge) to income statement	1	(1)	2	4	—	14	20
Charge to other comprehensive income	—	—	(1)	—	—	—	(1)

At 31 December 2011	(9)	(11)	12	24	—	50	66

Deferred tax assets at 31 December 2011	2	1	12	30	—	55	100
Deferred tax liabilities at 31 December 2011	(11)	(12)	—	(6)	—	(5)	(34)

	Property, plant & equipment £m	Intangibles £m	Pensions & other post- employment benefits £m	Inventories £m	Tax losses £m	Other assets, provisions and accruals £m	Total £m
Deferred tax assets at 1 January 2012	2	1	12	30	—	55	100
Deferred tax liabilities at 1 January 2012	(11)	(12)	—	(6)	—	(5)	(34)

At 1 January 2012	(9)	(11)	12	24		50	66
Exchange adjustments	—	—	(3)	(1)	—	—	(4)
Credit/(charge) to income statement	1	—	2	8	15	(27)	(1)
Credit to other comprehensive income	—	—	6	—	—	—	6

At 31 December 2012	(8)	(11)	17	31	15	23	67

Deferred tax assets at 31 December 2012	—	3	17	34	15	29	98
Deferred tax liabilities at 31 December 2012	(8)	(14)	—	(3)	—	(6)	(31)

	Property, plant & equipment £m	Intangibles £m	Pensions & other post- employment benefits £m	Inventories £m	Tax losses £m	Other assets, provisions and accruals £m	Total £m
Deferred tax assets at 1 January 2013	—	3	17	34	15	29	98
Deferred tax liabilities at 1 January 2013	(8)	(14)	—	(3)	—	(6)	(31)

At 1 January 2013	(8)	(11)	17	31	15	23	67
Exchange adjustments	—	1	—	(2)	1	2	2
Credit/(charge) to income statement	9	(2)	1	(2)	(16)	4	(6)
Charge to other comprehensive income	—	—	(3)	—	—	—	(3)

At 31 December 2013	1	(12)	15	27	—	29	60

Deferred tax assets at 31 December 2013	8	3	15	31	—	32	89
Deferred tax liabilities at 31 December 2013	(7)	(15)	—	(4)	—	(3)	(29)

Deferred tax assets of £34m and deferred tax liabilities of £21m are expected to have an impact on current taxes payable after more than 12 months.

Temporary differences related to investments in legal entities on which no deferred tax has been provided as they are permanent in nature amount to £161m (2012: £134 m; 2011: £137m).

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

Tax losses carried forward

The gross value of tax-loss carry-forwards that have, or have not, been capitalised as deferred tax assets is as follows:

	Recognised			Unrecognised
	2011 £m	2012 £m	2013 £m	2011 £m	2012 £m	2013 £m
Trading losses expiring:
Within 10 years	—	357	—	21	—	30

At 31 December	—	357	—	21	—	30

Deferred tax asset	—	15	—	—	—	—

State tax benefits from losses incurred and recognised in 2012 related to the US operations could be fully utilised in 2013.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

11.	Property, plant and equipment

	Land and buildings £m	Plant, equipment and vehicles £m	Assets in construction £m	Total £m
Cost at 1 January 2011	171	204	21	396
Exchange adjustments	1	—	(1)	—
Additions	2	5	23	30
Disposals and write-offs	(3)	(8)	—	(11)
Reclassifications	4	17	(21)	—

Cost at 31 December 2011	175	218	22	415
Exchange adjustments	(6)	(8)	(1)	(15)
Additions	—	3	28	31
Disposals and write-offs	(2)	(18)	—	(20)
Reclassifications	3	20	(23)	—

Cost at 31 December 2012	170	215	26	411
Exchange adjustments	(4)	(4)	—	(8)
Additions	3	4	28	35
Disposals and write-offs	(1)	(9)	—	(10)
Reclassifications	22	4	(26)	—

Cost at 31 December 2013	190	210	28	428

	Land and buildings £m	Plant, equipment and vehicles £m	Assets in construction £m	Total £m
Depreciation and impairment at 1 January 2011	(79)	(129)	—	(208)
Charge for the year	(6)	(15)	—	(21)
Disposals and write-offs	3	7	—	10
Impairment losses	—	(1)	—	(1)

Depreciation and impairment at 31 December 2011	(82)	(138)	—	(220)
Exchange adjustments	3	4	—	7
Charge for the year	(6)	(14)	—	(20)
Disposals and write-offs	2	16	—	18
Impairment losses	—	(1)	—	(1)

Depreciation and impairment at 31 December 2012	(83)	(133)	—	(216)
Exchange adjustments	—	5	—	5
Charge for the year	(7)	(15)	—	(22)
Disposals and write-offs	1	8	—	9
Impairment losses	(6)	(11)	(2)	(19)

Depreciation and impairment at 31 December 2013	(95)	(146)	(2)	(243)

Net book value at 1 January 2011	92	75	21	188

Net book value at 31 December 2011	93	80	22	195

Net book value at 31 December 2012	87	82	26	195

Net book value at 31 December 2013	95	64	26	185

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

12.	Goodwill

	2011 £m	2012 £m	2013 £m
Cost at 1 January	51	50	48
Exchange adjustments	(1)	(2)	(2)

Cost at 31 December	50	48	46

Impairments at 1 January	(3)	(3)	(2)
Exchange adjustments	—	1	—
Impairments at 31 December	(3)	(2)	(2)

Net book value at 1 January	48	47	46

Net book value at 31 December	47	46	44

The Novartis OTC Business is a single cash-generating unit so goodwill is assessed for impairment at this level. Goodwill recognised in the Novartis OTC Business arose mainly from the Buckley’s acquisition in 2002 and the Bristol-Myers Squibb OTC portfolio acquisition in 2005.

Terminal growth rate and discount rate

The following table shows the terminal growth and discount rate used to test goodwill for impairment.

	2011	2012	2013
Sales growth rate assumption after forecast period	2%	2%	0%
Discount rate (post-tax)	7%	7%	6%

If discounted cash flows fell by 10% no potential impairment has been identified for 2011, 2012 and 2013.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

13.	Other intangible assets

	Computer software £m	Licences, patents, etc. £m	Amortised brands £m	Total £m
Cost at 1 January 2011	9	458	150	617
Exchange adjustments	—	2	(1)	1
Other additions	1	10	—	11
Disposals and asset write-offs	—	(1)	—	(1)

Cost at 31 December 2011	10	469	149	628
Exchange adjustments	—	(20)	(5)	(25)
Other additions	12	—	—	12
Disposals and asset write-offs	—	(1)	—	(1)

Cost at 31 December 2012	22	448	144	614
Exchange adjustments	(1)	(9)	(2)	(12)
Other additions	16	1	—	17
Disposals and asset write-offs	—	(2)	(1)	(3)

Cost at 31 December 2013	37	438	141	616

Amortisation and impairment at 1 January 2011	(9)	(130)	(80)	(219)
Exchange adjustments	—	(1)	1	—
Charge for the year and impairment losses	—	(32)	(7)	(39)
Disposals and asset write-offs	—	1	—	1

Amortisation and impairment at 31 December 2011	(9)	(162)	(86)	(257)
Exchange adjustments	—	8	2	10
Charge for the year and impairment losses	—	(29)	(6)	(35)
Disposals and asset write-offs	—	1	—	1

Amortisation and impairment at 31 December 2012	(9)	(182)	(90)	(281)
Exchange adjustments	—	6	1	7
Charge for the year and impairment losses	(1)	(30)	(5)	(36)
Disposals and asset write-offs	—	1	—	1

Amortisation and impairment at 31 December 2013	(10)	(205)	(94)	(309)

Net book value at 1 January 2011	—	328	70	398

Net book value at 31 December 2011	1	307	63	371

Net book value at 31 December 2012	13	266	54	333

Net book value at 31 December 2013	27	233	47	307

14.	Other non-current assets

	2011 £m	2012 £m	2013 £m
Deferred compensation plans	11	10	9
Other receivables	7	1	—

Total other non-current assets	18	11	9

The deferred compensation plan relates to an employee benefit plan for senior management in the US under which these plan participants can elect the timing of the respective payment.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

15.	Inventories

	2011 £m	2012 £m	2013 £m
Raw materials and consumables	27	26	15
Finished goods	154	158	186

Total inventories	181	184	201

16.	Trade and other receivables

	2011 £m	2012 £m	2013 £m
Trade receivables, net of provision for bad and doubtful debts	370	314	292
Other prepayments and accrued income	20	13	13
Other receivables	47	55	53

Total trade and other receivables	437	382	358

17.	Trade and other payables

	2011 £m	2012 £m	2013 £m
Trade payables	193	176	219
Wages and salaries	50	54	64
Social security	5	4	3
Other payables	28	23	12
Customer return and rebate accruals	140	78	68
Other accruals	11	7	28

Total trade and other payables	427	342	394

At the end of 2011, the Novartis OTC Business temporarily shut down its plant at Lincoln, Nebraska, on a voluntary basis, to accelerate a Compliance Plan agreed with the FDA. In early January 2012, the FDA informed the Novartis OTC Business that in connection with the plan a “Level-1” recall for the Novartis OTC Business products was required. As a result a customer return and rebate accrual of £45 m was recorded as at 31 December 2011.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

18.	Pensions

Swiss-based pension plans represent the most significant portion of the Novartis OTC Business’s total defined benefit obligations and plan assets. For the majority of the active insured members the benefits are partially linked to the contributions paid into the plan. Both employees and employer are contributing to the plan. The pension plans are run by separate legal entities which will not be transferred as part of the contemplated transaction and GSK will be required to set up separate pension schemes for active employees in accordance with the terms of the transaction.

Pension costs

	2011 £m	2012 £m	2013 £m
Pension cost of defined benefit schemes	14	14	14
Analysed as:
Funded defined benefit pension schemes	14	14	15
Unfunded defined benefit pension schemes	—	—	(1)

Total pension cost of defined benefit schemes	14	14	14

The average life expectancy is as follows:

	Male Years	Female Years
Current for a 65 year old male/female	21	24

The Novartis OTC Business has applied the following weighted financial assumptions in assessing the defined benefit liabilities:

	2011 % pa	2012 % pa	2013 % pa
Discount rate	3.27	2.12	2.49
Expected pension increases	0.84	1.19	0.86

The amounts recorded in the income statement and statement of comprehensive income for the three years ended 31 December 2011, 2012 and 2013 in relation to the defined benefit pension schemes were as follows:

	2011 £m	2012 £m	2013 £m
Amounts charged to operating profit:	—	—	—
Current service cost	10	9	13
Past service cost/(credit)	—	—	(1)
Net interest cost	4	5	2

Total pension cost of defined benefit schemes	14	14	14

Remeasurement gains/(losses) recorded in the statement of comprehensive income	5	(22)	17

A summarised balance sheet presentation of the defined benefit pension schemes for the three years ended 31 December 2011, 2012 and 2013 is set out in the table below:

	2011 £m	2012 £m	2013 £m
Recognised in pensions/ non-current liabilities	(83)	(109)	(97)

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

The fair values of the assets and liabilities of the defined benefit pension schemes are as follows:

	2011 £m	2012 £m	2013 £m
Equity securities	20	26	39
Debt securities	53	47	35
Real estate	15	15	16
Cash and cash equivalents	2	4	5
Alternative investments	10	9	10
Other	4	4	3

Fair value of assets	104	105	108
Present value of scheme obligations	(187)	(214)	(205)

Recognised in pensions/ non-current liabilities	(83)	(109)	(97)

The defined benefit pension obligation is analysed as follows:

	2011 £m	2012 £m	2013 £m
Funded	(183)	(209)	(202)
Unfunded	(4)	(5)	(3)

	(187)	(214)	(205)

	2011 £m	2012 £m	2013 £m
Active	(155)	(176)	(167)
Retired	(6)	(7)	(7)
Deferred	(26)	(31)	(31)

	(187)	(214)	(205)

The weighted average duration of the defined benefit obligation is as follows:

	2011 years	2012 years	2013 years
Pension benefits	12	13	13

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

The movement in the net defined benefit liability is as follows:

	Fair value of assets £m	Present value of obligation £m	Net total £m
At 1 January 2011	108	(186)	(78)
Exchange adjustments	1	—	1
Service cost	—	(10)	(10)
Interest income/cost	2	(6)	(4)
Remeasurements:
Return on plan assets, excluding amounts included in interest	(10)	—	(10)
Loss from change in assumptions	—	(3)	(3)
Experience gains	—	18	18
Employer contributions	3	—	3
Scheme participants’ contributions	3	(3)	—
Benefits paid	(3)	3	—

At 31 December 2011	104	(187)	(83)
Exchange adjustments	(2)	4	2
Service cost	—	(9)	(9)
Interest income/cost	1	(6)	(5)
Remeasurements:
Return on plan assets, excluding amounts included in interest	(7)	—	(7)
Loss from change in assumptions	—	(31)	(31)
Experience gains	—	16	16
Employer contributions	8	—	8
Scheme participants’ contributions	4	(4)	—
Benefits paid	(3)	3	—

At 31 December 2012	105	(214)	(109)
Exchange adjustments	1	(2)	(1)
Service cost	—	(13)	(13)
Past service cost	—	1	1
Interest income/cost	2	(4)	(2)
Remeasurements:
Return on plan assets, excluding amounts included in interest	(10)	—	(10)
Gain from change in assumptions	—	9	9
Experience gains	—	18	18
Employer contributions	10	—	10
Scheme participants’ contributions	4	(4)	—
Benefits paid	(4)	4	—

At 31 December 2013	108	(205)	(97)

Sensitivity analysis

The following table shows the sensitivity of the defined benefit obligation to the 2013 principal actuarial assumptions.

£m
A 0.25% decrease in discount rate would have the following approximate effect:
Increase in pension obligation	7

A one year increase in life expectancy would have the following approximate effect:
Increase in pension obligation	8

Defined Contribution Plans

Many employees are covered by defined contribution plans and other long-term employee benefits. Contributions charged to the income statements in the years 2011, 2012 and 2013 amounted to £6m, £6m and £5m respectively.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

19.	Other provisions

	Legal and other disputes £m	Major restructuring programmes £m	Other long-term employee benefits £m	Other provisions £m	Total £m
At 1 January 2011	2	—	18	5	25
Charge for the year	6	2	—	2	10
Reversed unused	(1)	—	—	(3)	(4)
Utilised	—	—	(3)	—	(3)

At 31 December 2011	7	2	15	4	28

To be settled within one year	3	2	—	2	7
To be settled after one year	4	—	15	2	21

At 31 December 2011	7	2	15	4	28

	Legal and other disputes £m	Major restructuring programmes £m	Other long-term employee benefits £m	Other provisions £m	Total £m
At 1 January 2012	7	2	15	4	28
Exchange adjustments	—	—	(1)	—	(1)
Charge for the year	17	10	—	1	28
Reversed unused	(5)	(1)	—	(2)	(8)
Utilised	(17)	(2)	(4)	—	(23)

At 31 December 2012	2	9	10	3	24

To be settled within one year	1	9	—	3	13
To be settled after one year	1	—	10	—	11

At 31 December 2012	2	9	10	3	24

	Legal and other disputes £m	Major restructuring programmes £m	Other long-term employee benefits £m	Other provisions £m	Total £m
At 1 January 2013	2	9	10	3	24
Charge for the year	8	12	1	1	22
Reversed unused	—	(5)	—	(2)	(7)
Utilised	(2)	(14)	—	(1)	(17)

At 31 December 2013	8	2	11	1	22

To be settled within one year	5	2	—	1	8
To be settled after one year	3	—	11	—	14

At 31 December 2013	8	2	11	1	22

Legal and other disputes

A number of the Novartis OTC Business’s legal entities and reporting units are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment and wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, and intellectual property matters. As a result, the Novartis OTC Business may become subject to substantial liabilities that may not be covered by insurance and could affect its business and reputation. While the Novartis OTC Business does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, the Novartis OTC Business may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

There were no significant legal proceedings to which the Novartis OTC Business is or was party to, or that were concluded, in 2011, 2012 and 2013 respectively, except as described below:

The Novartis OTC Business has been the subject of consumer lawsuits that are brought as proposed class actions but in which class certification has not been decided. As at December 2013, two putative class actions were brought against Novartis and its consumer health unit, in the California Superior Court and in the United States District Court (USDC) for the District of New Jersey, generally claiming that it was a deceptive practice to sell Excedrin® Migraine at a higher price than Excedrin® Extra Strength when the two have the same active ingredients, even though the products have different labels and clearly disclose their active ingredients.

Major restructuring programmes

The increase in restructuring provision in 2012 of £10m relates to the sales force restructuring of the Italian and Iberian businesses. The increase in 2013 includes £7m related to the restructuring of the US manufacturing facility in Lincoln Nebraska, US.

20.	Related party transactions

Transactions from trading activities, i.e. from activities related to products and services invoiced between Novartis and the Novartis OTC Business, have been retained in the historical combined financial information. The following schedule shows the amounts and balances for the years 2011, 2012 and 2013:

	2011 £m	2012 £m	2013 £m
Sales from the Novartis OTC Business to Novartis Group	15	16	15
Purchases of the Novartis OTC Business from Novartis Group	106	97	85
Trade and other receivables from Novartis as at 31 December	10	12	11
Trade and other payables to Novartis as at 31 December	19	18	23

Non-trade payables and receivables between the Novartis OTC Business and Novartis are included in the historical combined financial information under financial assets, short-term and long-term borrowings. Such amounts are held at amortised cost using the effective interest rate method. The following schedule shows the balances as of 31 December 2011, 31 December 2012 and 31 December 2013:

	2011 £m	2012 £m	2013 £m
Financial assets	81	81	81
Short-term borrowings	292	441	522
Long-term borrowings	5	5	5

Long-term borrowings include an interest bearing long-term intercompany financing arrangement with an interest rate fixed at 10% and with an original maturity date of 31 December 2020. However, in light of the contemplated transaction, the loan was settled in August 2014. Short-term borrowings are mainly related to Novartis Group cash pooling activities. Short-term borrowings had an average interest rate of 0.4% in 2013, 0.6% in 2012 and 0.7% in 2011.

Financial assets are loans from the Novartis OTC Business legal entities to the owners of the Novartis OTC Business.

Financial assets and borrowings will be settled upon closing of the transaction and therefore the carrying value approximates their fair value.

Where Novartis is providing services to the Novartis OTC Business in the context of shared services, the allocated costs related to these services have been reflected in the combined income statements. Where the costs are allocated and invoiced, the resulting intercompany assets and liabilities are included in the trade and other receivables and trade and other payables respectively.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

The compensation of the Head of the Novartis OTC Business is given in Note 9 “Employee costs”.

At the time of closing the transaction, there is a contractual requirement for Novartis and GSK to deliver equity-based instruments in relation to the unvested share-based compensation of employees who will transfer to GSK (see basis of preparation of the historical combined financial information and Note 9 “Employee costs”). Under the contractual terms, if the closing of the transaction with GSK had occurred at 31 December 2013, and after taking into account the share-based compensation grants related to the 2013 performance year, granted in January 2014, Novartis would have had the obligation to deliver its own equity instruments equivalent to approximately £37m to employees who will transfer to GSK and GSK would have had the obligation to grant its own equity instruments equivalent to approximately £17m to these employees.

The Novartis OTC Business was supplying GSK with certain products out of its Lincoln, Nebraska plant under a supply agreement. At the end of 2011, the Novartis OTC Business temporarily shut down its plant at Lincoln, Nebraska, on a voluntary basis, to accelerate a Compliance Plan agreed with the FDA. In the first quarter of 2012, the Novartis OTC Business recognised a provision of £3m, based on the relaunch plan at that time, to cover production transfer costs for GSK to a third party supplier. In 2014, the matter was finally settled between the Novartis OTC Business and GSK for a total amount of £2m.

21.	Adjustments reconciling profit after tax to operating cash flows

	2011 £m	2012 £m	2013 £m
Profit after taxation for the year	277	88	104
Tax on profits	29	(77)	(41)
Finance income net of finance expense	7	2	14
Depreciation	21	20	22
Amortisation of intangible assets	32	31	31
Impairment and assets written off	8	5	24
Profit on sale of intangible and other non-current assets, net	(44)	(26)	(40)
Changes in working capital:
Decrease/(increase) in inventories	1	(11)	(28)
(Increase)/decrease in trade receivables	(27)	47	10
(Increase)/decrease in other receivables	(9)	1	2
(Decrease)/increase in trade payables	(5)	(13)	43
Increase/(decrease) in other payables	48	(46)	21
Increase in pension and other provisions	20	8	19
Share-based incentive plans	3	(1)	2
Other	6	(7)	(23)

Adjustments reconciling profit after tax to operating cash flows	90	(67)	56

Cash generated from operations	367	21	160

22.	Acquisitions/divestments

There were no acquisitions or divestments of legal entities or reporting units during 2011, 2012 or 2013.

Historical Combined Financial Information Relating to the Novartis OTC Business (continued)

23.	Commitments and contingencies

Contractual obligations and commitments

	2011 £m	2012 £m	2013 £m
Contracted for but not provided in the combined financial information:

Motor vehicle operating leases	6	5	5
Real estate rental payments	17	13	13
IT equipment operating leases	1	—	—

Total operating leases	24	18	18

Potential milestone payments	4	3	3
Unconditional R&D commitments	5	7	7

Total other commitments	9	10	10

Total contractual obligations and commitments	33	28	28

The above table shows fixed-term operating leases, mainly for motor vehicles and real estate as well as commitments entered into under certain long-term research and development agreements.

Commitments under non-cancellable operating leases

	2011 £m	2012 £m	2013 £m
Rental payments due within one year	8	7	7
Rental payments due between one and two years	6	5	4
Rental payments due between two and three years	6	3	2
Rental payments due between three and four years	2	2	1
Rental payments due between four and five years	2	—	1
Rental payments due after five years	—	1	3

Total commitments under non-cancellable operating leases	24	18	18

Other commitments

The Novartis OTC Business entered into various purchase commitments for service and materials in the ordinary course of business. These agreements are generally entered into at current market prices and reflect normal business operations.

Contingencies

A number of the Novartis OTC Business’s legal entities and reporting units are currently involved in administrative proceedings, litigations and investigations arising out of the normal conduct of their business. These litigations include product liabilities and other legal matters. Whilst provisions have been made for probable losses that management deems to be reasonable or appropriate there are uncertainties connected with these estimates.

In the opinion of management, however, the outcome of these actions will not materially affect the Novartis OTC Business’s financial position but could be material to the results of operations or cash flow in a given period.

24.	Post-balance sheet events

Certain assets and liabilities excluded in the historical combined financial information with a net balance sheet value of approximately £8m will be sold prior to the closing of the transaction or may be temporarily retained by the owners of the Novartis OTC business. Proceeds from these transactions will be fully transferred to the new shareholders of the Novartis OTC business. The timing of the related transactions, which principally relate to activities in the US, are not yet known.

Section 2: Accountants’ Report on Historical Combined Financial Information Relating to the Novartis OTC Business

The Directors

GlaxoSmithKline plc

980 Great West Road

Brentford

Middlesex

TW8 9GS

Citigroup Global Markets Limited

Citigroup Centre

33 Canada Square

Canary Wharf

London

E14 5LB

Lazard & Co. Limited

50 Stratton Street

London

W1J 8LL

20 November 2014

Dear Sirs

GlaxoSmithKline plc

We report on the financial information set out in Section 1 of Section A of Part 4 (the “Novartis OTC Financial Information Table”). The Novartis OTC Financial Information Table has been prepared for inclusion in the Circular dated 20 November 2014 (the “Circular”) of GlaxoSmithKline plc (the “Company”) on the basis of the accounting policies set out note 2(a) to the Novartis OTC Financial Information Table. This report is required by item 13.5.21R of the Listing Rules and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the Novartis OTC Financial Information Table in accordance with International Financial Reporting Standards as adopted by the European Union.

It is our responsibility to form an opinion as to whether the Novartis OTC Financial Information Table gives a true and fair view, for the purposes of the Circular and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the Novartis OTC Financial Information Table gives, for the purposes of the Circular dated 20 November 2014, a true and fair view of the state of affairs of the Company as at the dates stated and of its profits and cash flows for the periods then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

SECTION B: HISTORICAL COMBINED FINANCIAL INFORMATION RELATING TO THE VACCINES BUSINESS

COMBINED INCOME STATEMENTS

Section 1: Historical Combined Financial Information relating to the Vaccines Business for the years ended 31 December 2011, 31 December 2012 and 31 December 2013

	Note	2011 £m	2012 £m	2013 £m
Turnover	6	603	568	602
Cost of sales		(336)	(375)	(387)

Gross profit		267	193	215
Selling, general and administration		(213)	(198)	(214)
Research and development		(224)	(209)	(189)
Royalty income		—	21	24
Other operating expense, net	7	(89)	(27)	—

Operating loss	8	(259)	(220)	(164)
Finance expense, net		(9)	(7)	(4)

Loss before taxation		(268)	(227)	(168)
Taxation	10	49	32	9

Loss after taxation for the year		(219)	(195)	(159)

Loss attributable to Owners of the Vaccines Business		(219)	(193)	(156)
Loss attributable to non-controlling interests		—	(2)	(3)

The notes on pages 91 to 116 are an integral part of the historical combined financial information.

Historical Combined Financial Information Relating to the Vaccines Business (continued)

COMBINED STATEMENTS OF COMPREHENSIVE LOSS

	2011 £m	2012 £m	2013 £m
Loss for the year	(219)	(195)	(159)
Items that may be subsequently reclassified to income statement:
Exchange gains/(losses) on net assets	1	(78)	(19)
Items that will not be reclassified to income statement:
Actuarial gains/(losses) on defined benefit plans	4	(26)	10
Deferred taxes on actuarial gains/(losses) on defined benefit plans	(2)	7	(3)
Other comprehensive income/(expense) for the year	3	(97)	(12)

Total comprehensive loss for the year	(216)	(292)	(171)

Total comprehensive loss for the year attributable to:
Owners of the Vaccines Business	(216)	(290)	(168)
Non-controlling interests	—	(2)	(3)

The notes on pages 91 to 116 are an integral part of the historical combined financial information.

Historical Combined Financial Information Relating to the Vaccines Business (continued)

COMBINED BALANCE SHEETS

	Note	2011 £m	2012 £m	2013 £m
Assets
Non-current assets
Property, plant and equipment	11	459	457	445
Goodwill	12	581	556	545
Other intangible assets	13	715	648	577
Financial assets	19	88	119	35
Other investments		13	14	12
Deferred tax assets	10	43	64	61
Other non-current assets		9	11	16

Total non-current assets		1,908	1,869	1,691

Current assets
Inventories	14	199	180	241
Current tax recoverable		22	20	22
Trade and other receivables	15	271	272	197
Cash and cash equivalents		8	4	3

Total current assets		500	476	463

Total assets		2,408	2,345	2,154

Current liabilities
Short-term borrowings	19	129	227	117
Trade and other payables	16	249	243	272
Current tax liabilities		43	34	34
Short-term provisions	18	8	5	3

Total current liabilities		429	509	426

Non-current liabilities
Long-term borrowings	19	296	289	295
Deferred tax liabilities	10	74	60	54
Pensions benefits	17	38	65	61
Other provisions	18	1	1	2
Other non-current liabilities		21	24	26

Total non-current liabilities		430	439	438

Total liabilities		859	948	864

Net assets		1,549	1,397	1,290

Invested capital
Invested capital attributable to the Owners of the Vaccines Business		1,536	1,386	1,282
Non-controlling interests		13	11	8

Total invested capital		1,549	1,397	1,290

The notes on pages 91 to 116 are an integral part of the historical combined financial information.

Historical Combined Financial Information Relating to the Vaccines Business (continued)

COMBINED STATEMENTS OF CHANGES IN INVESTED CAPITAL

£m
Balance at 1 January 2011	1,485
Loss for the year	(219)
Other comprehensive income	3

Total comprehensive loss	(216)
Dividends paid to Owners of the Vaccines Business[1]	(108)
Movements in financing provided by Owners of the Vaccines Business[2]	388

Balance at 31 December 2011	1,549
Loss for the year	(195)
Other comprehensive loss	(97)

Total comprehensive loss	(292)
Dividends paid to Owners of the Vaccines Business[1]	(160)
Movements in financing provided by Owners of the Vaccines Business[2]	259
Other transactions with Owners of the Vaccines Business[3]	41

Balance at 31 December 2012	1,397
Loss for the year	(159)
Other comprehensive loss	(12)

Total comprehensive loss	(171)
Dividends paid to Owners of the Vaccines Business[1]	(101)
Movements in financing provided by Owners of the Vaccines Business[2]	161
Other transactions with Owners of the Vaccines Business[3]	4

Balance at 31 December 2013	1,290

[1]	Represents dividends paid by the Vaccines Business legal entities to Owners of the Vaccines Business.
[2]	Comprises movements in financing provided to/from reporting units by the Owners of the Vaccines Business
[3]	Comprises other transactions with Owners of the Vaccines Business, such as pension and share based compensation allocations, as explained in the basis of preparation.

The notes on pages 91 to 116 are an integral part of the historical combined financial information.

Historical Combined Financial Information Relating to the Vaccines Business (continued)

COMBINED CASH FLOW STATEMENTS

	Note	2011 £m	2012 £m	2013 £m
Cash flow from operating activities
Loss after taxation for the year		(219)	(195)	(159)
Adjustments reconciling profit after tax to operating cash flows	20	94	124	182

Cash used in/generated from operations	20	(125)	(71)	23
Taxation refund/(paid)		9	(6)	(8)

Net cash flows (used in)/from operating activities		(116)	(77)	15

Cash flow from investing activities
Purchase of property, plant and equipment		(60)	(67)	(36)
Purchase of intangible assets		(15)	(21)	(3)
Purchase of businesses, net of cash acquired	21	(96)	—	—

Net cash outflow from investing activities		(171)	(88)	(39)

Cash flow from financing activities
Increase in/repayment of long-term borrowings		40	61	(39)
Interest paid		(6)	(6)	(2)
Dividends paid to Owners of the Vaccines Business		(108)	(160)	(101)
Movements in financing provided by Owners of the Vaccines Business		388	259	161
Net change in intercompany receivable and payable		(15)	(3)	10
Realised exchange (losses)/gains		(5)	1	(1)
Other financing cash flows		(6)	7	(6)

Net cash inflow from financing activities		288	159	22

Increase/(decrease) in cash and cash equivalents		1	(6)	(2)
Cash and cash equivalents at beginning of year		7	8	4
Exchange adjustments		—	2	1

Increase/(decrease) in cash and cash equivalents		1	(6)	(2)

Cash and cash equivalents at end of year		8	4	3

The notes on pages 91 to 116 are an integral part of the historical combined financial information.

Historical Combined Financial Information Relating to the Vaccines Business (continued)

NOTES TO THE HISTORICAL COMBINED FINANCIAL INFORMATION

1. Description of business

On 22 April 2014, GlaxoSmithKline plc (GSK) entered into an agreement with Novartis AG (Novartis) (hereafter referred to as the “transaction”) to acquire the vaccines business (excluding Flu) (hereafter referred to as the “Vaccines Business”) from Novartis.

The Vaccines Business is the business of researching, developing, manufacturing, selling, marketing and commercialising vaccines for human use (and ingredients used in such vaccines) as currently conducted by the Novartis Group (but excluding the Influenza Vaccines Business). The principal assets include: Novartis’s meningococcal portfolios; its diphtheria/tetanus antigen bulk manufacturing facilities at Marburg, Germany and its manufacturing and R&D sites in Italy (Rosia and Siena); and pipeline vaccines, including its Group B streptococcus vaccine and Meningococcal ABCWY (“MenABCWY”) combination vaccine.

This business is currently contained in certain legal entities which will transfer to GSK or is contained in legal entities which will be retained by Novartis but where the assets and liabilities specific to the business will be transferred to GSK. The results and cash flows related to these specific business assets and liabilities are reported separately within Novartis (hereafter referred to as “reporting units”).

The historical combined financial information of the Vaccines Business reflects the assets, liabilities, results and cash flows of the legal entities and reporting units which will transfer to GSK. The Vaccines Business does not therefore currently constitute a separate group of legal entities.

The historical combined financial information of the Vaccines Business comprises its combined balance sheets as of 31 December 2011, 2012 and 2013 and the combined results of its operations and combined cash flows for the three years ended 31 December 2011, 2012 and 2013.

The Vaccines Business has not operated as an independent entity. The historical combined financial information may therefore not be indicative of the financial position and financial performance that would have been achieved if the Vaccines Business had operated as an independent entity or of future results of the Vaccines Business.

This historical combined financial information presents the financial track record of the Vaccines Business for the years ended 31 December 2011, 2012 and 2013.

The principal activities, country of operation and percentage ownership of the legal entities included in the historical combined financial information are as follows:

			Equity interest
Entity	Principal activity	Country of incorporation	31 Dec 2010	31 Dec 2011	31 Dec 2012	31 Dec 2013
Novartis Vaccines and Diagnostics Pty Ltd	Operations	Australia	100%	100%	100%	100%
Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd	Operations	China	—	85%	85%	85%
Novartis Vaccines and Diagnostics S.A.S1	Operations	France	100%	100%	100%	100%
Novartis Vaccines and Diagnostics GmbH	Operations	Germany	100%	100%	100%	100%
Novartis Vaccines Vertriebs GmbH	Operations	Germany	100%	100%	100%	100%
Novartis Vaccines and Diagnostics S.r.l	Operations	Italy	100%	100%	100%	100%
Novartis Vaccines Institute for Global Health S.r.l.	Operations	Italy	100%	100%	100%	100%
Chiron Behring Vaccines Private Limited	Operations	India	100%	100%	100%	100%
Novartis Vaccines and Diagnostics S.L	Operations	Spain	100%	100%	100%	100%
Novartis Vaccines and Diagnostics AG	Operations	Switzerland	100%	100%	100%	100%

[1]	The sale of the entity is subject to compliance with customary works council consultation obligations.

Historical Combined Financial Information Relating to the Vaccines Business (continued)

The following legal entities contain reporting units carrying assets and liabilities which will be sold to GSK:

Entities selling reporting units	Principal activity	Country
Novartis Argentina S.A.	Operations	Argentina
Novartis Pharma GmbH	Operations	Austria
Novartis International Pharmaceutical Ltd.	Operations	Bermuda
Novartis Biociências S.A.	Operations	Brazil
Novartis Pharmaceuticals Canada Inc.	Operations	Canada
Novartis Chile S.A.	Operations	Chile
Shanghai Novartis Trading Ltd.	Operations	China
China Novartis Institutes for BioMedical Research Co., Ltd.	Operations	China
Novartis de Colombia S.A.	Operations	Colombia
Novartis Hungary Healthcare Limited Liability Company	Operations	Hungary
Novartis India Limited	Operations	India
Novartis Healthcare Private Limited	Operations	India
Novartis Korea Ltd.	Operations	Korea
Novartis Farmacéutica, S.A. de C.V.	Operations	Mexico
Novartis Pharma B.V.	Operations	Netherlands
Novartis Pharma LLC	Operations	Russia
Novartis Asia Pacific Pharmaceuticals Pte Ltd	Operations	Singapore
Novartis Pharma Schweiz AG	Operations	Switzerland
Novartis Pharma AG	Operations	Switzerland
Novartis Saglik, Gida ve Tarim Ürünleri Sanayi ve Ticaret A.S.	Operations	Turkey
Novartis Vaccines and Diagnostics, Inc.	Operations	United States
Novartis de Venezuela, S.A.	Operations	Venezuela

2. Significant accounting policies

(a) Basis of preparation of the historical combined financial information

The historical combined financial information of the Vaccines Business consists of all legal entities and reporting units over which the Vaccines Business has control by applying the principles of IFRS 10 Consolidated Financial Statements. The Vaccines Business controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The historical combined financial information has been prepared in accordance with the requirements of the Listing Rules of the UK Listing Authority, and in accordance with this basis of preparation, with International Financial Reporting Standards (“IFRS”) and related interpretations as adopted by the European Union (and IFRS as issued by the International Accounting Standards Board) taking into consideration the following procedures used to produce the historical combined financial information. References to “IFRS” hereafter should be construed as references to IFRS as adopted by the EU.

IFRS does not provide principles for the preparation of historical combined financial information, and accordingly in preparing the historical combined financial information certain accounting conventions commonly used for the preparation of historical financial information for inclusion in investment circulars as described in the Annexure to SIR 2000 Standards for Investment Reporting applicable to public reporting engagements on historical financial information issued by the UK Auditing Practices Board have been applied.

The historical combined financial information for the Vaccines Business is presented in pound sterling (£) based on the amounts reported by the Vaccines Business legal entities and reporting units to be transferred to GSK in the respective countries in their local functional currencies and have been rounded to million, unless otherwise indicated.

Historical Combined Financial Information Relating to the Vaccines Business (continued)

The following summarises the accounting and other principles applied in preparing the historical combined financial information:

•	The historical combined financial information of the Vaccines Business has been prepared on an historical cost basis, except for items that are required to be accounted for at fair value, and has been prepared in a form that is consistent with the accounting policies adopted in GSK’s 2014 second quarter results announcement.

•	The historical combined financial information of the Vaccines Business has been prepared on a going concern basis.

•	All the legal entities and reporting units comprising the Vaccines Business have 31 December closing dates.

•	Transactions and balances between the legal entities and reporting units included in the combined financial statements of the Vaccines Business have been eliminated.

•	In the past the Vaccines Business did not form a separate legal group. Therefore it is not possible to provide an analysis of share capital and reserves. The net assets of the Vaccines Business are represented by the cumulative investment of Novartis in the Vaccines Business (presented as “invested capital”).

•	Novartis has a policy that ensures that the Vaccines Business bears all appropriate administrative costs such as those related to finance, human resources, information technology and marketing support and these have been reflected in the historical combined financial information based on historical charges. Accordingly, these overhead costs were affected by the historical arrangements that existed between the Vaccines Business and Novartis and are not necessarily representative of the position that would have been reported had the Vaccines Business been an independent group. These amounts are not necessarily representative of the amounts that may arise in the future.

•	Income tax and deferred tax balances related to the income statements, balance sheets and cash flow statements connected to the legal entities which will transfer to GSK have been fully reflected in the historical combined financial information. The income tax expense related to the activities contained in the reporting units, recorded in this historical combined financial information, has been recorded based on the underlying tax rate in their respective tax jurisdiction. The tax charges recorded in the combined income statement and combined statement of comprehensive income are not necessarily representative of the tax charges that would have been reported had the Vaccines Business been a separate legal group throughout the period presented. They are therefore not necessarily representative of the tax charges that may arise in the future.

•	Transactions and balances between the legal entities and reporting units in the Vaccines Business and other Novartis entities which are not part of the Vaccines Business have been recorded as follows:

•	Amounts related to products and services invoiced between Novartis and the Vaccines Business have been retained in the historical combined financial information. Details of such related party transactions and balances are provided in note 19.

•	Where Novartis is providing services to the Vaccines Business in the context of shared services (related to manufacturing, information technology and accounting services) the costs related to these services have been reflected in the combined income statement. Where costs are allocated to the Vaccines Business and not invoiced (such as share based compensation, taxes or pension recognised in the reporting units) the resulting assets and liabilities are deemed to have been forgiven by Novartis and accordingly have been accounted for as other transactions with the owners of the Vaccines Business in the combined statements of changes in invested capital. Details of such related party transactions are provided in note 19.

•	Amounts of a financing nature between Novartis and the Vaccines Business are presented in the historical combined financial information as either cash, financial assets (see note 19) or long-term borrowings (see note 19). According to the agreement between Novartis and GSK, the Vaccines Business will be acquired free of cash, financial assets and financial debt.

Historical Combined Financial Information Relating to the Vaccines Business (continued)

•	The expense for share-based compensation provided by Novartis has been included in the combined income statements assuming that the transactions are equity settled and covers entitlements for all individuals who will transfer to GSK. The cash flows between the Vaccines Business and Novartis related to the acquisition of Novartis shares have been reflected in the historical combined financial information. As described in note 19, on completion of the transaction, there is a contractual requirement for Novartis and GSK to deliver equity-based instruments in relation to the unvested share-based compensation of employees who will transfer to GSK.

•	Defined benefit pension plans sponsored by legal entities which will transfer to GSK have been fully reflected in the historical combined financial information and related notes.

The accounting principles and policies described in note 3 have been applied consistently by all the Vaccines Business legal entities and reporting units during all periods presented in this historical combined financial information.

(b) New standards, amendments and interpretations

All standards in issue at the date of this historical combined financial information which are effective for the year ended 31 December 2014 have been adopted.

The Vaccines Business has adopted early an amendment to IAS 36 Impairment of Assets in relation to recoverable amount disclosures for non-financial assets.

(c) Standards, amendments and interpretations effective subsequent to the year end

The following new standards, amendments and interpretations will become effective for the Vaccines Business in future periods:

Amendments to IFRS 9 Financial Instruments were issued in 2009, 2010, 2011 and 2014 which will substantially change the classification and measurement of financial instruments, hedging requirements and the recognition of certain fair value changes in the consolidated financial statements. The mandatory effective date is 1 January 2018.

IFRS 15 Revenue from contracts with customers was issued in 2014 and is required to be adopted on 1 January 2017. This new standard on revenue recognition supersedes IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations.

The impact of these new requirements on the Vaccines Business results or financial position is still being evaluated. No other new standard or amendment has been issued and is expected to have a material impact.

3. Accounting principles and policies

Scope and principles of combination

The historical combined financial information includes all the assets and liabilities, results and cash flows of the Vaccines Business.

The financial data in respect of the combined legal entities and reporting units are made up to 31 December of each year.

Transactions and balances between legal entities and reporting units included in the historical combined financial information are eliminated and no profit before tax is recognised on sales between these legal entities and reporting units until the products are sold to customers outside the Vaccines Business. Deferred tax relief on unrealised profit is accounted for only to the extent that it is considered recoverable.

Historical Combined Financial Information Relating to the Vaccines Business (continued)

Business combinations are accounted for using the acquisition accounting method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration transferred is measured at fair value. Where the consideration transferred, together with the non-controlling interest, exceeds the fair value of the assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill. Goodwill is denominated in the currency of the operation acquired.

The costs of acquisition are charged to the income statement in the period in which they are incurred.

Where not all of the equity of a legal entity is acquired, the non-controlling interest is recognised at the non-controlling interest’s share of the net assets of the legal entity. Changes in the Vaccines Business’s ownership percentage of legal entities are accounted for within invested capital financed by Novartis.

Foreign currency translation

Foreign currency transactions are recorded in the functional currency of the respective Vaccines Business legal entity and reporting unit at the exchange rate ruling on the date of transaction. Foreign currency monetary assets and liabilities are retranslated into the functional currency at rates of exchange ruling at the balance sheet date. Exchange differences are included in the income statement.

Assets and liabilities, including related goodwill, of legal entities and reporting units are translated into pound sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of legal entities and reporting units are translated into pound sterling using yearly average rates of exchange.

Exchange adjustments arising when the opening net assets and the profits for the year retained by combined legal entities and reporting units are translated into pound sterling are recognised in the invested capital financed by Novartis.

Turnover

Turnover is recognised when title and risk of loss is passed to the customer, reliable estimates can be made of relevant deductions and all relevant obligations have been fulfilled, such that the earnings process is regarded as being complete.

If products are stockpiled at the request of the customer, revenue is only recognised once the products have been inspected and accepted by the customer and there is no right of return and cost of storage will be paid by the customer on normal commercial terms.

Where shipments are made on a re-sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired.

Gross turnover is reduced by rebates, discounts, allowances and product returns given or expected to be given, which vary by product arrangements and buying groups. These arrangements with purchasing organisations are dependent upon the submission of claims after the initial recognition of the sale. Accruals are made at the time of sale for the estimated rebates, discounts or allowances payable or returns to be made, based on available market information and historical experience.

Turnover represents net invoice value after the deduction of discounts and allowances given and accruals for estimated future rebates and returns. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third party analyses, market research data and internally generated information. Value added tax and other sales taxes are excluded from revenue.

Historical Combined Financial Information Relating to the Vaccines Business (continued)

Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix.

The level of accrual is reviewed and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third party analyses, market research data and internally generated information. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Vaccines Business.

Royalty income is recognised on an accruals basis in accordance with the terms of the relevant licensing agreements.

Expenditure

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. The expenses for provisions are recorded when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Manufacturing start-up costs between validation and the achievement of normal production are expensed as incurred. Advertising and promotion expenditure is charged to the income statement as incurred. Shipment costs are charged to cost of sales; distribution costs on sales to customers are included in selling, general and administrative expenditure.

Restructuring costs are recognised and provided for, where appropriate, in respect of the direct expenditure of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken.

Research and development

Research and development expenditure is charged to the income statement in the period in which it is incurred. Development expenditure is capitalised when the criteria for recognising an asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable. Property, plant and equipment used for research and development is capitalised and depreciated.

Legal and other disputes

Provision is made for the anticipated settlement costs of legal or other disputes against the Vaccines Business where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome. In addition, provision is made for legal or other expenses arising from claims received or other disputes.

The Vaccines Business may become involved in legal proceedings, in respect of which an outflow is considered probable but it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. Costs associated with claims made by the Vaccines Business against third parties are charged to the income statement as they are incurred.

Pensions and other post-employment benefits

The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method and spread over the period during which benefit is expected to be derived from the employees’ services, consistent with the advice of qualified actuaries.

Remeasurements, including actuarial gains and losses and the effect of changes in actuarial assumptions, are recognised in the statement of comprehensive income in the year in which they arise.

Historical Combined Financial Information Relating to the Vaccines Business (continued)

The Vaccines Business’s contributions to defined contribution plans are charged to the income statement as incurred.

Employee share plans

Incentives in the form of Novartis shares are provided to employees under share option and share award schemes.

The fair values of these options and awards are calculated at their grant dates using a trinomial pricing model and charged to the income statement over the relevant vesting periods.

Property, plant and equipment

Property, plant and equipment (PP&E) is stated at the cost of purchase or construction less provisions for depreciation and impairment. Financing costs are capitalised within the cost of qualifying assets in construction.

Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land, using the straight-line basis over the expected useful life. Residual values and lives are reviewed, and where appropriate adjusted, annually. The normal expected useful lives of the major categories of PP&E are:

Freehold buildings	20 to 50 years
Leasehold land and buildings	Lease term or 20 to 50 years
Plant and machinery	10 to 20 years
Equipment and vehicles	3 to 10 years

On disposal of PP&E, the cost and related accumulated depreciation and impairments are removed from the balance sheet and the net carrying amount, less any proceeds, is taken to the income statement.

Leases

All leases are operating leases and the rental costs are charged to the income statement on a straight-line basis over the lease term (see note 22).

Goodwill

Goodwill is stated at cost less impairments. Goodwill is deemed to have an indefinite useful life and is tested for impairment at least annually.

Other intangible assets

Intangible assets are stated at cost less provisions for amortisation and impairments.

Acquired research and development intangible assets, which are still under development and have accordingly not yet obtained marketing approval, are recognised as In-Process Research & Development (IPR&D). IPR&D assets are only capitalised if they are deemed to enhance the intellectual property of Novartis and include items such as initial upfront and milestone payments on licensed or acquired compounds. IPR&D is not amortised, but evaluated for potential impairment on an annual basis or when facts and circumstances warrant. Any impairment charge is recorded in the consolidated income statement under “Research & Development”.

Licences, patents and others: Currently marketed products separately acquired or acquired as part of a business combination represent the composite value of licences, patents, know-how and marketing rights

Historical Combined Financial Information Relating to the Vaccines Business (continued)

and are amortised over their estimated useful lives, generally not exceeding 20 years, using the straight-line basis. Asset lives are reviewed, and where appropriate adjusted, annually. Contingent milestone payments are recognised at the point that the contingent event becomes certain. Any development costs incurred by the Vaccines Business and associated with acquired licences, patents, know-how or marketing rights are written off to the income statement when incurred, unless the criteria for recognition of an internally generated intangible asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable.

Technology and scientific infrastructure represent identified and separable acquired know-how used in the research, development and production processes.

Impairment of property, plant and equipment (PPE) and intangible assets

The carrying values of PPE and intangible assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash-generating unit, when there is an indication that the assets might be impaired. Additionally, goodwill and intangible assets which are not yet available for use are tested for impairment annually. Any provision for impairment is charged to the income statement in the year concerned.

An asset is generally considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. The Vaccines Business adopts the fair value less costs of disposal method for its impairment tests. In most cases no directly observable market inputs are available to measure the fair value less costs of disposal. Therefore an estimate of fair value less costs of disposal is derived indirectly and is based on net present value techniques utilising post-tax cash flows and discount rates. Fair value reflects estimates of assumptions that market participants would be expected to use, and for this purpose management considers the range of economic conditions that are expected to exist over the remaining useful life of the asset.

The estimates used in calculating the net present values are highly sensitive and depend on assumptions specific to the nature of the Vaccines Business’s activities with regard to:

•	amount and timing of projected future cash flows;

•	outcome of R&D activities (efficacy, results of clinical trials, etc.);

•	amount and timing of projected costs to develop IPR&D into commercially viable products;

•	probability of obtaining regulatory approval;

•	long-term sales forecasts for periods of up to 25 years;

•	selected tax rate;

•	behaviour of competitors (launch of competing products, marketing initiatives, etc.); and

•	selected discount rate.

Generally, for intangible assets with a definite useful life, the Vaccines Business uses cash flow projections for the whole useful life of these assets, and for goodwill, the Vaccines Business utilises cash flow projections for a five-year period based on management forecasts, with a terminal value based on sales projections usually in line with or lower than inflation rates for later periods. Probability-weighted scenarios are typically used. Discount rates used are based on the Vaccines Business’s estimated weighted average cost of capital adjusted for specific country and currency risks associated with cash flow projections as an approximation of the weighted average cost of capital of a comparable market participant.

Due to the above factors, actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using discounting techniques.

Historical Combined Financial Information Relating to the Vaccines Business (continued)

Impairments of goodwill are not reversed. Impairment losses on other non-current assets are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of depreciation or amortisation, had no impairments been recognised.

Other investments

Other investments include mainly a listed equity investment which is measured at fair value through profit or loss (level 1). Equity investments are impaired immediately if value falls below cost and the related impairment charge is recognised in “Other operating expense, net”.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less which are readily convertible to known amounts of cash.

Inventories

Inventories are included in the historical combined financial information at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realisable value. Cost is generally determined on a first in, first out basis. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product. Before that point a provision is made against the carrying value to its recoverable amount; the provision is then reversed at the point when a high probability of regulatory approval is determined.

Trade receivables

Trade receivables are carried at original invoice amount less any provisions for doubtful debts. Provisions are made where there is evidence of a risk of non-payment, taking into account ageing, previous experience and general economic conditions. When a trade receivable is determined to be uncollectable it is written off, firstly against any provision available and then to the income statement.

Subsequent recoveries of amounts previously provided for are credited to the income statement. Long-term receivables are discounted where the effect is material.

Trade payables

Trade payables are initially recognised at fair value and then held at amortised cost which equates to nominal value. Long-term payables are discounted where the effect is material.

Deferred taxes

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax is provided using rates of tax that have been enacted or substantively enacted by the balance sheet date (see also note 2a) for the allocation of current and deferred taxes.

4. Key accounting judgments and estimates

In preparing the historical combined financial information, management is required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the historical combined financial information. Actual amounts and results could differ from those estimates. The following are considered to be the areas of key accounting judgments and estimates.

Historical Combined Financial Information Relating to the Vaccines Business (continued)

Impairment tests of goodwill

See sensitivities and assumptions in note 12.

Actuarial valuation

The assumptions used for the actuarial valuation of the defined benefit obligation and sensitivities are disclosed in note 17.

Turnover

Gross turnover is reduced by rebates, discounts, allowances and product returns given or expected to be given, which vary by product arrangements and buying groups. These arrangements with purchasing organisations are dependent upon the submission of claims sometime after the initial recognition of the sale. Accruals are made at the time of sale for the estimated rebates, discounts or allowances payable or returns to be made, based on available market information and historical experience.

Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix.

The level of accrual is reviewed and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third party analyses, market research data and internally generated information. Future events could cause the assumptions on which the accruals are based to change, and could affect the future results of the Vaccines Business.

Taxation

Current tax is provided at the amounts expected to be paid, and deferred tax is provided on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised, based on management’s assumptions relating to the amounts and timing of future taxable profits.

Legal and other disputes

The Vaccines Business provides for anticipated settlement costs where an outflow of resources is considered probable and a reliable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Vaccines Business. These estimates take into account the specific circumstances of each dispute and relevant external advice, are inherently judgmental and could change substantially over time as new facts emerge and each dispute progresses.

Any provisions have been established after taking into account the relevant facts and circumstances of each matter and in accordance with accounting requirements.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the combined financial information by a material amount.

Historical Combined Financial Information Relating to the Vaccines Business (continued)

5. Exchange rates

The following table sets forth the foreign exchange rates of the pound sterling against key currencies used for foreign currency translation when preparing this historical combined financial information.

	2011	2012	2013
Average rates:
US$/£	1.60	1.59	1.56
Euro/£	1.15	1.23	1.18
CHF/£	1.42	1.49	1.45

Period end rates:
US$/£	1.54	1.62	1.65
Euro/£	1.19	1.23	1.20
CHF/£	1.45	1.48	1.47

6. Segment information

The Vaccines Business is a single segment business and accordingly has no reportable operating segments.

Geographical information

Turnover by location of customer

	2011 £m	2012 £m	2013 £m
UK	9	9	9
USA	88	111	126
Rest of World	506	448	467

Total turnover	603	568	602

Turnover by location of legal entity or reporting unit

	2011 £m	2012 £m	2013 £m
UK	4	6	9
USA	88	111	126
Rest of World	511	451	467

Total turnover	603	568	602

Operating loss by location of legal entity or reporting unit

	2011 £m	2012 £m	2013 £m
UK	(2)	(1)	(2)
USA	(142)	(74)	(55)
Rest of World	(115)	(145)	(107)

Total operating loss	(259)	(220)	(164)

Historical Combined Financial Information Relating to the Vaccines Business (continued)

Net operating assets by location of legal entity or reporting unit

	2011 £m	2012 £m	2013 £m
UK	2	1	3
USA	543	528	512
Rest of World	1,333	1,261	1,149

Net operating assets	1,878	1,790	1,664

Non-current assets by location of legal entity or reporting unit

	2011 £m	2012 £m	2013 £m
UK	—	—	—
USA	569	546	540
Rest of World	1,339	1,323	1,151

Non-current assets	1,908	1,869	1,691

7. Other operating expense

	2011 £m	2012 £m	2013 £m
Impairment of listed equity investments	(83)	(1)	(5)
Commercial dispute	—	(16)	8
Other expense, net	(6)	(10)	(3)

Total other operating expense, net	(89)	(27)	—

8. Operating loss

The following items have been included in operating loss:

	Note	2011 £m	2012 £m	2013 £m
Employee costs		(261)	(269)	(285)
Advertising and promotion		(24)	(18)	(20)
Distribution costs		(8)	(6)	(11)
Depreciation of property, plant and equipment	11	(41)	(50)	(58)
Amortisation of intangible assets	13	(67)	(71)	(85)
Impairment of intangible assets	13	—	(3)	—
Inventories:
Cost of inventories included in cost of sales		(269)	(297)	(312)
Write-down of inventories		(42)	(59)	(53)
Reversal of write-downs of inventories		3	9	19

The employee costs are based on an effort-based allocation per function line item of 65% in 2011, 66% in 2012 and 61% in 2013 of the total aggregate employee costs of the Vaccines Business including the Influenza Vaccines Business.

Historical Combined Financial Information Relating to the Vaccines Business (continued)

9. Employee costs

The average number of persons employed by the Vaccines Business during the year was:

	2011 Number	2012 Number	2013 Number
Manufacturing	2,142	2,541	2,802
Selling, general and administration	1,176	1,159	1,293
Research and development	1,035	967	1,082

Total average number of persons employed	4,353	4,667	5,177

Key management compensation

The following table details the compensation paid in respect of the Head of the Vaccines Business based on a time-based allocation of 66% in 2011, 67% in 2012 and 61% in 2013 of the total aggregate compensation paid.

	2011 £ 000	2012 £ 000	2013 £ 000
Benefits other than equity-based amounts	418	413	412
Post-employment benefits	55	53	55
Equity-based compensation	1,297	1,162	1,053

Total key management compensation	1,770	1,628	1,520

Pension costs under defined benefit and contribution schemes are included in the post-employment benefits disclosed above.

10. Taxation

Taxation charge based on losses for the year

CURRENT AND DEFERRED INCOME TAXES	2011 £m	2012 £m	2013 £m
Switzerland	40	33	44
Foreign	5	(29)	(42)

Total current income tax income	45	4	2

Switzerland	(1)	—	—
Foreign	5	28	7

Total deferred tax income	4	28	7

Total income tax income	49	32	9

Historical Combined Financial Information Relating to the Vaccines Business (continued)

Reconciliation of the taxation rate on the Vaccines Business losses

The tax on the Vaccines Business’s profit before taxation differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits/losses of the entities and reporting units in the Vaccines Business as follows:

	2011 £m	2012 £m	2013 £m
Loss before taxation	(268)	(227)	(168)
Tax calculated based on expected tax rate for each Vaccines
Business legal entity and reporting unit	48	34	13
R&D credits and other allowances	—	—	1
Other permanent differences	(3)	(4)	(7)
Re-assessments of prior year estimates	4	2	2

Total income tax credit	49	32	9

Effective tax rate	18.3%	14.1%	5.4%

The expected tax rate is the weighted average tax rate based on domestic tax rates applicable to the pre-tax income and pre-tax losses of each legal entity or reporting unit and can change on a yearly basis.

Historical Combined Financial Information Relating to the Vaccines Business (continued)

Movement in deferred tax assets and liabilities

	Property, plant & equipment £m	Intangibles £m	Pensions & other post- employment benefits £m	Inventories £m	Tax losses £m	Other assets, provisions and accruals £m	Total £m
Deferred tax assets at 1 January 2011	—	1	4	22	—	10	37
Deferred tax liabilities at 1 January 2011	(12)	(52)	(1)	—	—	(1)	(66)

At 1 January 2011	(12)	(51)	3	22	—	9	(29)
Exchange adjustments	1	1	—	—	—	—	2
(Charge)/credit to income statement	(4)	5	1	5	—	(3)	4
Impact of business combinations	—	—	—	(1)	—	(5)	(6)
Charge to other comprehensive income	—	—	(2)	—	—	—	(2)

At 31 December 2011	(15)	(45)	2	26	—	1	(31)

Deferred tax assets at 31 December 2011	1	1	4	26	—	11	43
Deferred tax liabilities at 31 December 2011	(16)	(46)	(2)	—	—	(10)	(74)

	Property, plant & equipment £m	Intangibles £m	Pensions & other post- employment benefits £m	Inventories £m	Tax losses £m	Other assets, provisions and accruals £m	Total £m
Deferred tax assets at 1 January 2012	1	1	4	26	—	11	43
Deferred tax liabilities at 1 January 2012	(16)	(46)	(2)	—	—	(10)	(74)

At 1 January 2012	(15)	(45)	2	26	—	1	(31)
Exchange adjustments	—	(2)	2	(2)	—	2	—
Credit to income statement	8	6	—	7	—	7	28
Credit to other comprehensive income	—	—	7	—	—	—	7

At 31 December 2012	(7)	(41)	11	31	—	10	4

Deferred tax assets at 31 December 2012	—	—	11	31	—	22	64
Deferred tax liabilities at 31 December 2012	(7)	(41)	—	—	—	(12)	(60)

	Property, plant & equipment £m	Intangibles £m	Pensions & other post- employment benefits £m	Inventories £m	Tax losses £m	Other assets, provisions and accruals £m	Total £m
Deferred tax assets at 1 January 2013	—	—	11	31	—	22	64
Deferred tax liabilities at 1 January 2012	(7)	(41)	—	—	—	(12)	(60)

At 1 January 2013	(7)	(41)	11	31	—	10	4
Exchange adjustments	(2)	(1)	1	—	1	—	(1)
Credit/(charge) to income statement	3	7	1	—	4	(8)	7
(Charge) to other comprehensive income	—	—	(3)	—	—	—	(3)

At 31 December 2013	(6)	(35)	10	31	5	2	7

Deferred tax assets at 31 December 2013	—	—	10	31	5	15	61
Deferred tax liabilities at 31 December 2013	(6)	(35)	—	—	—	(13)	(54)

Deferred tax assets of £10m and deferred tax liabilities of £42m are expected to have an impact on current taxes payable after more than 12 months.

Temporary differences related to investments in legal entities and goodwill on which no deferred tax has been provided as they are permanent in nature amount to £52m (2012: £53m; 2011: £55m).

Historical Combined Financial Information Relating to the Vaccines Business (continued)

Tax losses carried forward

	Recognised			Unrecognised
	2011 £m	2012 £m	2013 £m	2011 £m	2012 £m	2013 £m
Trading losses expiring:	—	—	—	—	—	—
Within 10 years	1	1	14	3	2	2

At 31 December	1	1	14	3	2	2

Deferred tax asset	—	—	5	—	—	—

Historical Combined Financial Information Relating to the Vaccines Business (continued)

11. Property, plant and equipment

	Land and buildings £m	Plant, equipment and vehicles £m	Assets in construction £m	Total £m
Cost at 1 January 2011	174	256	159	589
Exchange adjustments	(2)	(2)	(3)	(7)
Additions	5	17	34	56
Additions through business combinations	10	9	—	19
Disposals and write-offs	—	(7)	—	(7)
Reclassifications	7	33	(40)	—

Cost at 31 December 2011	194	306	150	650
Exchange adjustments	(6)	(12)	(1)	(19)
Additions	1	39	27	67
Disposals and write-offs	(1)	(3)	—	(4)
Reclassifications	54	42	(96)	—

Cost at 31 December 2012	242	372	80	694
Exchange adjustments	4	1	4	9
Additions	3	15	20	38
Disposals and write-offs	(4)	(18)	—	(22)
Reclassifications	3	42	(45)	—

Cost at 31 December 2013	248	412	59	719

	Land and buildings £m	Plant, equipment and vehicles £m	Assets in construction £m	Total £m
Depreciation and impairment at 1 January 2011	(29)	(128)	—	(157)
Exchange adjustments	1	1	—	2
Charge for the year	(9)	(32)	—	(41)
Disposals and write-offs	—	5	—	5

Depreciation and impairment at 31 December 2011	(37)	(154)	—	(191)
Exchange adjustments	1	2	—	3
Charge for the year	(10)	(40)	—	(50)
Disposals and write-offs	1	3	—	4
Impairment losses	(3)	—	—	(3)

Depreciation and impairment at 31 December 2012	(48)	(189)	—	(237)
Exchange adjustments	(1)	—	—	(1)
Charge for the year	(11)	(47)	—	(58)
Disposals and write-offs	4	18	—	22

Depreciation and impairment at 31 December 2013	(56)	(218)	—	(274)

Net book value at 1 January 2011	145	128	159	432

Net book value at 31 December 2011	157	152	150	459

Net book value at 31 December 2012	194	183	80	457

Net book value at 31 December 2013	192	194	59	445

Historical Combined Financial Information Relating to the Vaccines Business (continued)

12. Goodwill

	Note	2011 £m	2012 £m	2013 £m
Cost at 1 January		523	581	556
Exchange adjustments		7	(25)	(11)
Additions through business combinations	21	51	—	—

Cost at 31 December		581	556	545

Net book value at 1 January		523	581	556

Net book value at 31 December		581	556	545

The Vaccines Business is a single cash-generating unit so goodwill is assessed for impairment at this level. Goodwill recognised in the Vaccines Business arose from the acquisition of Chiron in 2006 and of a Chinese vaccines company in 2011.

Terminal growth rate and discount rate

The following table shows the terminal growth and discount rate used to test goodwill for impairment.

	2011	2012	2013
Sales growth rate assumption after forecast period	0.5%	0.5%	0.5%
Discount rate (post-tax)	7%	7%	6%

If discounted cash flows fell by 10% no potential impairment has been identified for 2011, 2012 and 2013.

Historical Combined Financial Information Relating to the Vaccines Business (continued)

13. Other intangible assets

	Acquired IPR&D £m	Licences, patents, etc. £m	Scientific infrastructure £m	Technologies £m	Total £m
Cost at 1 January 2011	76	615	176	148	1,015
Exchange adjustments	2	(2)	2	1	3
Capitalised internal development costs	—	12	—	—	12
Additions through business combinations	4	29	—	—	33
Other additions	1		—	—	1

Cost at 31 December 2011	83	654	178	149	1,064
Exchange adjustments	—	(19)	(3)	(3)	(25)
Capitalised internal development costs	—	5	—	—	5
Other additions	—	17	1	—	18
Reclassifications	(74)	74	—	—	—

Cost at 31 December 2012	9	731	176	146	1,062
Exchange adjustments	—	7	1	2	10
Capitalised internal development costs	—	4	—	—	4
Reclassifications	(2)	—	2	—	—

Cost at 31 December 2013	7	742	179	148	1,076

Amortisation and impairment at 1 January 2011	—	(157)	(80)	(43)	(280)
Exchange adjustments	—	(1)	(1)	—	(2)
Charge for the year/impairment losses	—	(46)	(11)	(10)	(67)

Amortisation and impairment at 31 December 2011	—	(204)	(92)	(53)	(349)
Exchange adjustments	—	7	1	1	9
Charge for the year/impairment losses	(3)	(50)	(11)	(10)	(74)

Amortisation and impairment at 31 December 2012	(3)	(247)	(102)	(62)	(414)
Charge for the year/impairment losses	—	(59)	(16)	(10)	(85)

Amortisation and impairment at 31 December 2013	(3)	(306)	(118)	(72)	(499)

Net book value at 1 January 2011	76	458	96	105	735

Net book value at 31 December 2011	83	450	86	96	715

Net book value at 31 December 2012	6	484	74	84	648

Net book value at 31 December 2013	4	436	61	76	577

14. Inventories

	2011 £m	2012 £m	2013 £m
Raw materials and consumables	41	41	37
Finished goods	158	139	204

Total inventories	199	180	241

Historical Combined Financial Information Relating to the Vaccines Business (continued)

15. Trade and other receivables

	2011 £m	2012 £m	2013 £m
Trade receivables, net of provision for bad and doubtful debts	247	245	173
Other prepayments and accrued income	6	6	9
Other receivables	18	21	15

Total trade and other receivables	271	272	197

16. Trade and other payables

	2011 £m	2012 £m	2013 £m
Trade payables	119	106	127
Wages and salaries	52	44	58
Social security	5	6	7
Other payables	45	45	23
Deferred income	—	4	5
Customer return and rebate accruals	11	26	37
Other accruals	17	12	15

Total trade and other payables	249	243	272

17. Pensions

German pension plans represent a significant portion of the total defined benefit obligation and plan assets. As a consequence of an acquisition, certain employees continue to be members of a Hoechst AG pension plan. Employees hired before 1 January 2009 accrue benefits according to the base plan and supplementary plan of the Hoechst AG pension plan. The base plan is basically financed via contributions to the pension plan. In contrast future risk benefits (up to the age of 55) and also legally required triennial pension increases are covered by pension provisions. Employees contribute based on a salary-related scale. Currently the employer is obliged to contribute at a rate of four times the employee contributions. The supplementary plan is covered by pension provisions.

Pension costs

	2011 £m	2012 £m	2013 £m
Pension cost of defined benefit schemes	7	6	9

The average life expectancy is as follows:

	Male Years	Female Years
Current for a 65 year old male/female	19	23

The Vaccines Business has applied the following weighted financial assumptions in assessing the defined benefit liabilities:

	2011 % pa	2012 % pa	2013 % pa
Discount rate	4.76	3.14	3.26
Expected pension increases	0.57	0.50	0.55

Historical Combined Financial Information Relating to the Vaccines Business (continued)

The amounts recorded in the income statement and statement of comprehensive income for the three years ended 31 December 2011, 2012 and 2013 in relation to the defined benefit pension schemes were as follows:

	2011 £m	2012 £m	2013 £m
Amounts charged to operating profit:
Current service cost	5	4	7
Net interest cost	2	2	2

Total pension cost of defined benefit schemes	7	6	9

Remeasurement gain/(losses) recorded in the statement of comprehensive income	4	(26)	10

A summarised balance sheet presentation of the defined benefit pension schemes is set out in the table below:

	2011 £m	2012 £m	2013 £m
Recognised in pensions/non-current liabilities	(38)	(65)	(61)

The fair values of the assets and liabilities of the defined benefit pension schemes for the three years ended 31 December 2011, 2012 and 2013 are as follows:

	2011 £m	2012 £m	2013 £m
Equity securities	4	5	7
Debt securities	9	8	6
Real estate	3	3	3
Cash and cash equivalents	—	1	1
Alternative investments	2	2	2
Other	60	73	84

Total fair value of assets	78	92	103
Present value of scheme obligations	(111)	(157)	(164)
Limitation in recognition of fund surpluses	(5)	—	—

Recognised in pensions/non-current liabilities	(38)	(65)	(61)

The defined benefit pension obligation is analysed as follows:

	2011 £m	2012 £m	2013 £m
Funded	(83)	(120)	(125)
Unfunded	(28)	(37)	(39)

	(111)	(157)	(164)

	2011 £m	2012 £m	2013 £m
Active	(77)	(108)	(108)
Retired	(13)	(22)	(22)
Deferred	(21)	(27)	(34)

	(111)	(157)	(164)

Historical Combined Financial Information Relating to the Vaccines Business (continued)

The weighted average duration of the defined benefit obligation is as follows:

	2011 years	2012 years	2013 years
Pension benefits	19	20	21

The movement in the net defined benefit liability is as follows:

Net total	Fair value of assets £m	Present value of obligation £m	Limitation on recognition of surpluses £m	Net total £m
At 1 January 2011	78	(115)	(2)	(39)
Exchange adjustments	(1)	2	—	1
Service cost	—	(5)	—	(5)
Interest income/cost	3	(5)	—	(2)
Remeasurements:
Return on plan assets, excluding amounts included in interest	(5)	—	—	(5)
Gain from change in assumptions	—	7	—	7
Experience gains	—	5	—	5
Change in limitation of recognition of surpluses	—	—	(3)	(3)
Employer contributions	3	—	—	3
Scheme participants’ contributions	2	(2)	—	—
Benefits paid	(2)	2	—	—

At 31 December 2011	78	(111)	(5)	(38)
Exchange adjustments	(2)	2	—	—
Service cost	—	(4)	—	(4)
Interest income/cost	3	(5)	—	(2)
Remeasurements:
Return on plan assets, excluding amounts included in interest	8	—	—	8
Loss from change in assumptions	—	(43)	—	(43)
Experience gains	—	4	—	4
Change in limitation of recognition of surpluses	—		5	5
Employer contributions	5	—	—	5
Scheme participants’ contributions	2	(2)	—	—
Benefits paid	(2)	2	—	—

At 31 December 2012	92	(157)	—	(65)
Exchange adjustments	1	(3)	—	(2)
Service cost	—	(7)	—	(7)
Interest income/cost	3	(5)	—	(2)
Remeasurements:
Return on plan assets, excluding amounts included in interest	2	—	—	2
Gain from change in assumptions	—	3	—	3
Experience gains	—	5	—	5
Employer contributions	5	—	—	5
Scheme participants’ contributions	2	(2)	—	—
Benefits paid	(2)	2	—	—

At 31 December 2013	103	(164)	—	(61)

Historical Combined Financial Information Relating to the Vaccines Business (continued)

Sensitivity analysis

The following table shows the sensitivity of the defined benefit obligation to the 2013 principal actuarial assumptions:

£m
A 0.25% decrease in discount rate would have the following approximate effect:
Increase in pension obligation	8
A one year increase in life expectancy would have the following approximate effect:
Increase in pension obligation	5

18. Other provisions

	2011 £m	2012 £m	2013 £m
Legal, other disputes and other provisions	6	4	5
Major restructuring programmes	3	2	—

Total provisions	9	6	5

To be settled within one year	8	5	3
To be settled after one year	1	1	2

Legal and other disputes

A number of the Vaccines Business legal entities and reporting units are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, and wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, and intellectual property matters. As a result, the Vaccines Business may become subject to substantial liabilities that may not be covered by insurance and could affect its business and reputation. While the Vaccines Business does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, the Vaccines Business may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow.

There were no significant legal proceedings to which the Vaccines Business is or was party to, or that were concluded in 2011, 2012 and 2013 respectively.

19. Related party transactions

Transactions from trading activities (i.e. from activities related to products and services invoiced between Novartis and the Vaccines Business) have been retained in the historical combined financial information. The following schedule shows the amounts and balances for the years 2011, 2012 and 2013:

	2011 £m	2012 £m	2013 £m
Sales from the Vaccines Business to Novartis Group	32	24	29
Purchases of the Vaccines Business from Novartis Group	8	7	14
Trade and other receivables from Novartis Group as of 31 December	11	14	12
Trade and other payables to Novartis Group as of 31 December	18	18	26

Historical Combined Financial Information Relating to the Vaccines Business (continued)

Where Novartis is providing services to the Vaccines Business in the context of shared services the allocated costs related to these services have been reflected in the combined income statements. Where the costs are allocated and invoiced the resulting intercompany assets and liabilities are included in the trade and other receivables and trade and other payables respectively.

Non-trade payables and receivables between the Vaccines Business and Novartis are included in the historical combined financial information under financial assets, short-term and long-term borrowings. Such amounts are held at amortised cost using the effective interest rate method. The following schedule shows the balances as of 31 December 2011, 31 December 2012 and 31 December 2013:

	2011 £m	2012 £m	2013 £m
Financial assets	88	119	35
Short-term borrowings	129	227	117
Long-term borrowings	296	289	295

Long-term borrowings consists of interest bearing long-term intercompany loans with open ended maturities. The average interest was 0.7% in 2013, 2.2% in 2012 and 1.7% in 2011. Short-term borrowings are mainly related to cash pooling activities and had an average interest rate of 0.4% in 2013, 0.6% in 2012 and 1.2% in 2011.

Financial assets represent loans from the Vaccines Business legal entities to the Owners of the Vaccines Business.

Financial assets and borrowings will be settled upon closing of the transaction and therefore the carrying value approximates their fair value.

The Vaccines Business received the following amounts from the Owners of the Vaccines Business as reimbursement for research expenses, which have been credited to the income statement.

	2011 £m	2012 £m	2013 £m
R&D reimbursement	7	6	6

The compensation of the Head of the Vaccines Business is given in Note 9 Employee costs.

At the time of closing the transaction, there is a contractual requirement for Novartis and GSK to deliver equity-based instruments in relation to the unvested share-based compensation of employees who will transfer to GSK (see basis of preparation of the special purpose historical combined financial information and Note 9 “Employee costs”). Under the contractual terms, if the closing of the transaction with GSK had occurred at 31 December 2013, and after taking into account the share-based compensation grants related to the 2013 performance year, granted in January 2014, Novartis would have had the obligation to deliver its own equity instruments equivalent to approximately £67.1 m to employees who will transfer to GSK and GSK would have had the obligation to grant its own equity instruments equivalent to approximately £25.2 m to these employees.

Balances from trading activities, that is, from activities related to products and services invoiced between the Vaccines Business and GSK have been retained in the historical combined financial information. These are included in the income statement under turnover and in the balance sheet under trade and other receivables and under trade and other payables. The following schedule shows the amounts and balances for the years 2011, 2012 and 2013:

	2011 £m	2012 £m	2013 £m
Sales of intermediate vaccine components to GSK	155	144	140
Trade and other receivables from GSK as of 31 December	108	104	46
Trade and other payables to GSK as of 31 December	4	14	23

Historical Combined Financial Information Relating to the Vaccines Business (continued)

20. Adjustments reconciling loss after tax to operating cash flows

	2011 £m	2012 £m	2013 £m
Loss after tax for the year	(219)	(195)	(159)
Tax on losses	(49)	(32)	(9)
Finance income net of finance expense	9	7	4
Depreciation	41	50	58
Amortisation of intangible assets	67	71	85
Impairment of financial and other assets	83	7	5
Profit on sale of intangible and other non-current assets, net	1	—	—
Changes in working capital:
(Increase)/decrease in inventories	(3)	11	(59)
(Increase)/decrease in trade receivables	(98)	(1)	72
(Increase)/decrease in other receivables	(3)	(7)	5
Decrease/(increase) in trade payables	11	(11)	12
Increase in other payables	22	17	2
Increase in pension and other provisions	15	7	11
Share-based incentive plans	2	1	1
Other	(4)	4	(5)

Adjustments reconciling loss after tax to operating cash flows	94	124	182

Cash (used in)/generated from operations	(125)	(71)	23

21. Acquisitions/divestments

There were no acquisitions or divestments of legal entities or reporting units in the Vaccines Business during 2012 or 2013. Also in 2011 there was no divestment; however in March 2011 the Vaccines Business acquired an 85% stake in the Chinese vaccines company, Zhejiang Tianyuan Bio Pharmaceutical Co. Ltd. Details of this transaction are provided below:

	Book value £m	Fair value adjustments £m	Fair value £m
Net assets acquired
Intangibles	—	33	33
Property, plant and equipment	14	5	19
Inventory	4	5	9
Trade and other receivables	8	—	8
Other assets including cash and cash equivalents	25	—	25
Deferred tax provision	—	(6)	(6)
Trade and other payables	(7)	—	(7)

	44	37	81
Acquired liquidity	—	—	(24)
Non-controlling interest	—	—	(12)
Goodwill	—	—	51

Cash consideration paid	—	—	96

Historical Combined Financial Information Relating to the Vaccines Business (continued)

22. Commitments and contingencies

Contractual obligations and commitments

	2011 £m	2012 £m	2013 £m
Contracted for but not provided in the combined financial information:
Motor vehicle operating leases	1	1	2
Real estate rental payments	35	33	45

Total operating leases	36	34	47

Commitments to purchase property, plant & equipment	15	9	12
Potential milestone payments	46	3	5
Unconditional R&D commitments	19	6	8

Total other commitments	80	18	25

Total contractual obligations and commitments	116	52	72

The above table shows fixed-term operating leases, mainly for motor vehicles and real estate, as well as commitments to purchase property, plant and equipment and entered into under certain long-term research and development agreements.

Commitments under non-cancellable operating leases

	2011 £m	2012 £m	2013 £m
Rental payments due within one year	8	7	10
Rental payments due between one and two years	7	6	8
Rental payments due between two and three years	6	6	8
Rental payments due between three and four years	5	5	7
Rental payments due between four and five years	5	5	7
Rental payments due after five years	5	5	7

Total commitments under non-cancellable operating leases	36	34	47

Other commitments

The Vaccines Business entered into various purchase commitments for service and materials in the ordinary course of business. These agreements are generally entered into at current market prices and reflect normal business operations.

Contingencies

A number of the Vaccines Business’s legal entities and reporting units are currently involved in administrative proceedings, litigations and investigations arising out of the normal conduct of their business. These litigations include product liabilities, governmental investigations and other legal matters. Whilst provisions have been made for probable losses that management deems to be reasonable or appropriate there are uncertainties connected with these estimates.

In the opinion of management, however, the outcome of these actions will not materially affect the Vaccines Business’s financial position but could be material to the results of operations or cash flow in a given period.

Section 2: Accountants’ Report on Historical Combined Financial Information Relating to the Vaccines Business

The Directors

GlaxoSmithKline plc

980 Great West Road

Brentford

Middlesex

TW8 9GS

Citigroup Global Markets Limited

Citigroup Centre

33 Canada Square

Canary Wharf

London

E14 5LB

Lazard & Co. Limited

50 Stratton Street

London

W1J 8LL

20 November 2014

Dear Sirs

GlaxoSmithKline plc

We report on the financial information set out in Section 1 of Section B of Part 4 (the “Vaccines Financial Information Table”). The Vaccines Financial Information Table has been prepared for inclusion in the Circular dated 20 November 2014 (the “Circular”) of GlaxoSmithKline plc (the “Company”) on the basis of the accounting policies set out in note 2(a) to the Vaccines Financial Information Table. This report is required by item 13.5.21R of the Listing Rules and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the Vaccines Financial Information Table in accordance with International Financial Reporting Standards as adopted by the European Union.

It is our responsibility to form an opinion as to whether the Vaccines Financial Information Table gives a true and fair view, for the purposes of the Circular and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the Vaccines Financial Information Table gives, for the purposes of the Circular dated 20 November 2014, a true and fair view of the state of affairs of the Company as at the dates stated and of its losses and cash flows for the periods then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

SECTION C: HISTORICAL FINANCIAL INFORMATION RELATING TO THE ONCOLOGY BUSINESS

The following financial information relates to the Marketed Oncology portfolio including the related research and development activities and rights to the AKT inhibitor product currently in development that make up the Oncology Business.

It has been extracted without material adjustment from GSK’s accounting records for the consolidated financial statements of GSK and includes certain allocations for centrally recorded costs that are directly attributable or which can be meaningfully allocated to the Oncology Business. The income statement information presented does not include an allocation of certain GSK global support functions and centrally managed costs, including product distribution, as it is not possible to provide a meaningful allocation of these costs as explained in note 2. The Directors are of the view that the allocations made result in a reasonable basis for the presentation of the historical financial information of the Oncology Business to enable Shareholders to make a fully informed voting decision.

Shareholders should read the whole of this document and not just rely on the information contained in this section.

The following financial information contained in this Part 4 Section C does not constitute statutory accounts for any company within the meaning of Section 434 of the Companies Act 2006. The consolidated statutory accounts for GSK in respect of each of the three financial years ended 31 December 2013 have been delivered to the Registrar of Companies.

The auditors’ reports in respect of those statutory accounts for the three years were unqualified and did not contain statements under Sections 498(2) or (3) of the Companies Act 2006. PricewaterhouseCoopers LLP were the auditors of GSK in respect of each of the three years ended 31 December 2013.

The condensed interim financial information for the six months ended 30 June 2014 for GSK is unaudited.

The financial information contained in this Part 4 Section C has been prepared using GSK’s accounting policies on a basis consistent with the accounting policies adopted in GSK’s consolidated financial statements.

Financial Information

(i) Unaudited income statements for the three years ended 31 December 2013 and the six months ended 30 June 2014

£ m	Year ended 31 December 2011	Year ended 31 December 2012	Year ended 31 December 2013	Six months ended 30 June 2014
Turnover	678	803	967	552
Cost of sales	(126)	(128)	(145)	(74)
Gross profit	551	675	822	478
SG&A	(283)	(312)	(348)	(167)
Research & development	(365)	(346)	(268)	(119)
Operating (loss)/profit	(97)	16	207	192

Notes:

1.	The income statement information is based on the accounting records relating to the business within the perimeter of the Oncology Disposal adjusted for centrally recorded manufacturing variances, selling and administration and research and development costs that are directly attributable or which can be meaningfully allocated to the Oncology Business.

2.	The income statement information presented does not include an allocation of certain GSK global support functions and centrally managed costs, including product distribution, as it is not possible to provide a meaningful allocation of these costs. GSK does not allocate such costs either at a therapeutic area level or between its Pharmaceuticals, Vaccines, Consumer Healthcare or other divisions. Furthermore, these activities are not being transferred to Novartis as part of the Oncology Business that is the subject of the Transaction.

3.	GSK’s interest bearing debt and tax position is managed centrally and has not historically been allocated to its divisions, individual products or to therapeutic areas. Accordingly, it is not possible to provide a meaningful allocation of finance and tax costs to the business within the perimeter of the Oncology Disposal.

4.	The income statement information presented above is unaudited.

(ii) Unaudited balance sheet information as at 31 December 2013 and as at 30 June 2014

£ m	As at 31 December 2013	As at 30 June 2014
Goodwill	439	439
Other intangible assets	445	467

Notes:

5.	The Oncology Disposal does not include the transfer of manufacturing sites nor does it include any working capital associated with the products. These items have therefore been excluded from the balance sheet information presented above. The balance sheet information includes the carrying value of intangible assets directly attributable to the Oncology Business (comprising certain intellectual property and capitalised research and development expenditure) and an allocation of GSK’s centrally held goodwill.

6.	The balance sheet information presented above is unaudited.

PART 5

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS FOR THE ENLARGED GROUP

SECTION A: UNAUDITED PRO FORMA STATEMENT OF NET ASSETS

The unaudited consolidated pro forma statement of net assets of the Enlarged Group has been prepared on the basis of the notes set out below to illustrate the effect of (i) the Oncology Disposal, (ii) the Consumer Healthcare Joint Venture (i.e. the acquisition of the Novartis OTC Business), and (iii) the acquisition of the Vaccines Business (which excludes the Influenza Vaccines Business) on the net assets of the Company as if they had taken place as at 30 June 2014.

The unaudited consolidated pro forma statement of net assets has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation and, therefore, does not represent the Enlarged Group’s actual financial position.

The unaudited consolidated pro forma statement of net assets does not constitute financial statements within the meaning of Section 434 of the Companies Act 2006. Shareholders should read the whole of this document and not rely solely on the summarised financial information contained in this Part 5 (Unaudited Pro Forma Statement of Net Assets for the Enlarged Group). PricewaterhouseCoopers LLP’s report on the unaudited consolidated pro forma statement of net assets is set out in Section B of this Part 5 (Unaudited Pro Forma Statement of Net Assets for the Enlarged Group).

The unaudited consolidated pro forma statement of net assets is stated on the basis of GSK’s accounting policies and has been compiled on the basis set out in the notes below and in accordance with the requirements of Listing Rule 13.3.3R. The unaudited consolidated pro forma statement of net assets does not purport to represent what the Enlarged Group’s financial position actually would have been if the Oncology Disposal, the Consumer Healthcare Joint Venture and the Vaccines Acquisition had been completed on the dates indicated; and nor does it purport to represent the financial condition at any future date.

In addition to the matters noted above, the unaudited consolidated pro forma statement of net assets does not reflect the effect of anticipated synergies and efficiencies associated with the Oncology Disposal, the Consumer Healthcare Joint Venture and the Vaccines Acquisition.

		Pro forma adjustments
	GlaxoSmithKline plc as at 30 June 2014 £m	Oncology Disposal as at 30 June 2014 £m	Consumer Healthcare Joint Venture (acquisition of Novartis OTC Business) as at 31 December 2013 £m	Vaccines Acquisition as at 31 December 2013 £m	Transaction adjustments £m	Pro Forma total £m
	(Note 1)	(Note 2)	(Note 3)	(Note 4)	(Notes 5-9)	(Note 10)
ASSETS

Non-current assets
Property, plant and equipment	8,667	—	185	445	—	9,297
Goodwill	3,666	—	44	545	6,437	10,692
Other intangible assets	8,413	—	307	577	—	9,297
Financial assets	—	—	81	35	(116)	—
Investment in associates and joint ventures	319	—	—	—	—	319
Other investments	1,283	—	3	12	—	1,298
Deferred tax assets	2,108	—	89	61	—	2,258
Derivative financial instruments	—	—	—	—	—	—
Other non-current assets	841	—	9	16	—	866

Total non-current assets	25,297	—	718	1,691	6,321	34,027

Current assets
Inventories	4,111	—	201	241	—	4,553
Current tax recoverable	120	—	—	22	—	142
Trade and other receivables	5,000	—	358	197	—	5,555
Derivative financial instruments	93	—	—	—	—	93
Liquid investments	64	—	—	—	—	64
Cash and cash equivalents	3,163	—	16	3	6,385	9,567
Assets held for sale	1,002	(906)	—	—	—	96

Total current assets	13,553	(906)	575	463	6,385	20,070

Total assets	38,850	(906)	1,293	2,154	12,706	54,097

Liabilities
Current liabilities
Short-term borrowings	(3,143)	—	(533)	(117)	650	(3,143)
Trade and other payables	(6,949)	—	(394)	(272)	—	(7,615)
Derivative financial instruments	(96)	—	—	—	—	(96)
Current tax payable	(1,215)	—	(14)	(34)	(1,741)	(3,004)
Short-term provisions	(849)	—	(8)	(3)	(642)	(1,502)

Total current liabilities	(12,252)	—	(949)	(426)	(1,733)	(15,360)

Non-current liabilities
Long-term borrowings	(14,507)	—	(5)	(295)	300	(14,507)
Deferred tax liabilities	(698)	—	(29)	(54)	—	(781)
Pensions and other post-employment benefits	(2,264)	—	(97)	(61)	158	(2,264)
Other provisions	(515)	—	(14)	(2)	—	(531)
Derivative financial instruments	(23)	—	—	—	—	(23)
Other non-current liabilities	(1,755)	—	(3)	(26)	(6,000)	(7,784)

Total non-current liabilities	(19,762)	—	(148)	(438)	(5,542)	(25,890)

Total liabilities	(32,014)	—	(1,097)	(864)	(7,275)	(41,250)

Net assets	6,836	(906)	196	1,290	5,431	12,847

Notes

1. The GlaxoSmithKline plc financial information has been extracted, without material adjustment, from the GlaxoSmithKline plc unaudited consolidated interim financial statements as at 30 June 2014.

2. This adjustment removes the assets of the Oncology Business which will be divested. This adjustment was extracted without material adjustment from the historical financial information in relation to the Oncology Business as at 30 June 2014 contained in Section C of Part 4 of this document. At 30 June 2014, the assets of the Oncology Business were as follows:

As at 30 June 2014 £m
Non-current assets
Goodwill	439
Other intangible assets	467

Total assets	906

The assets of the Oncology Business were classified as assets held for sale in the GlaxoSmithKline plc unaudited consolidated interim financial statements as at 30 June 2014, and therefore the adjustment reduces the value of assets held for sale by the total amount of the assets of the Oncology Business.

3. The financial information relating to the Novartis OTC Business as at 31 December 2013 has been extracted, without material adjustment, from the historical combined financial information relating to the Novartis OTC Business set out in Section 1 of Section A of Part 4 of this document and is stated on the basis of GSK’s accounting policies.

4. The financial information relating to the Vaccines Business as at 31 December 2013 has been extracted, without material adjustment, from the historical combined financial information relating to the Vaccines Business set out in Section 1 of Section B of Part 4 of this document and is stated on the basis of GSK’s accounting policies.

Transaction adjustments

(Amounts originally denominated in the contracts and reflected in the transaction adjustments in USD have been translated into pounds sterling at an exchange rate of $1.70:£1.00, being the upper limit of the rate of exchange contracted in GSK’s foreign currency forward and collar contracts to hedge against foreign exchange movements prior to the expected date of receipt of the net proceeds).

The transaction adjustments column in the pro forma statement of net assets shows the combined impact of the Oncology Disposal, the Consumer Healthcare Joint Venture (i.e. the acquisition of the Novartis OTC Business) and the Vaccines Acquisition. The impact of the Oncology Disposal and the acquisitions of the Novartis OTC and Vaccines Businesses on the combined statement of net assets is as follows:

	Oncology Disposal £m	Acquisition of the Novartis OTC Business £m	Acquisition of the Vaccines Business £m	Transaction Costs £m	Total £m
	(Note 5)	(Notes 6-10)	(Notes 6-10)
Non-current assets
Goodwill	—	5,134	1,303	—	6,437
Financial assets	—	(81)	(35)	—	(116)

Total non-current assets	—	5,053	1,268	—	6,321

Current assets
Cash and cash equivalents	9,412	116	(3,031)	(112)	6,385

Total current assets	9,412	116	(3,031)	(112)	6,385

Total assets	9,412	5,169	(1,763)	(112)	12,706

Current liabilities
Short-term borrowings	—	533	117	—	650
Current tax payable	(1,741)	—	—	—	(1,741)
Short term provisions	(642)	—	—	—	(642)

Total current liabilities	(2,383)	533	117	—	(1,733)

Non-current liabilities
Long-term borrowings	—	5	295	—	300
Pensions and other post-employment benefits	—	97	61	—	158
Other non-current liabilities	—	(6,000)	—	—	(6,000)

Total non-current liabilities	—	(5,898)	356	—	(5,542)

Total liabilities	(2,383)	(5,365)	473	—	(7,275)

Net assets	7,029	(196)	(1,290)	(112)	5,431

5. The adjustments arising as a result of the Oncology Disposal are set out below:

a)	The adjustment for receipt of cash proceeds of £9,412 million ($16 billion).

b)	An estimate of £1,741 million has been made for the current tax payable on the profit on disposal of the Oncology Business, assuming that the full $16 billion of proceeds are received without deduction for the outcome of the COMBI-d clinical trial. See note 5(c) below.

c)	It is expected that the maximum £9,412 million proceeds will be received by GSK as initial consideration for the Oncology Business; however, up to $1.5 billion of proceeds may be repayable to Novartis depending on the outcome of the Phase III COMBI-d Trial. As the outcome of the COMBI-d Trial is not certain at the date of publication of the Circular, a short-term provision of £642 million has been made in the pro forma statement of net assets. The amount of the provision represents the maximum possible repayment of proceeds, net of tax.

6. The adjustments arising as a result of the acquisitions of the Novartis OTC Business and the Vaccines Business are set out below:

a)	The increase of £116 million of cash and cash equivalents in respect of the acquisition of the Novartis OTC Business represents the aggregate of the £110 million Novartis Cash Portion (as specified in the Contribution Agreement) and an estimated £6 million for the combined cash, working capital and tax adjustment mechanisms specified in the Contribution Agreement. The actual value of these adjustments will be calculated based on the actual balances at the Completion Date.

b)	The reduction of £3,031 million of cash and cash equivalents in respect of the acquisition of the Vaccines Business represents the aggregate of the £3,091 million for the Vaccines Headline Price payable for the Vaccines Business, partially offset by an estimated £60 million for the cash, working capital and tax adjustments specified in the Vaccines SAPA. The actual value of these adjustments will be calculated based on the actual balances at the Completion Date.

c)	The adjustment to short-term and long-term borrowings represents the expected repayment by Novartis of the debts of the acquired businesses prior to Completion.

d)	The adjustment to financial assets represents the expected settlement by the Novartis OTC Business and the Vaccines Business of non-trade receivables owed to the businesses by other members of the Novartis Group prior to Completion.

e)	The adjustment to other non-current liabilities represents the provisional estimate of £6,000 million for the discounted fair value of the Consumer Put Option. The amount of this liability is provisional because the Directors have not yet reached a final determination on all aspects of the fair value exercise to be completed post closing.

f)	The purchases of the Novartis OTC Business and the Vaccines Business will be accounted for using the acquisition method of accounting. The excess of consideration over the book value of the Novartis net assets acquired has been reflected in the pro forma statement of net assets as goodwill. A fair value exercise will be completed post acquisition. Therefore, no account has been taken of any fair value adjustments that may arise on acquisition. Furthermore, GSK may choose either the partial or the full goodwill methodology for the acquisition of the Novartis OTC Business and has not yet made this election; consequently the eventual calculation of goodwill could differ from the below. The estimated adjustment to goodwill has been calculated as follows, using the full goodwill method:

	Acquisition of the Novartis OTC Business £m	Acquisition of the Vaccines Business £m	Total £m
Provisional initial consideration (Note 7)	6,000	3,091	9,091
Adjustments to consideration (Note 8)	—	(63)	(63)

Total Consideration	6,000	3,028	9,028

Net assets acquired (Note 9)	(822)	(1,180)	(2,002)

Goodwill arising on acquisition	5,178	1,848	7,026
Existing goodwill	(44)	(545)	(589)

Goodwill adjustment required	5,134	1,303	6,437

7. The provisional initial consideration for the acquisition of the Novartis OTC Business shown in the table above and calculated using the full goodwill method shows an illustrative amount of £6,000 million reflecting the estimated fair values of (i) the 36.5% share of the GSK Consumer Healthcare Business given up as consideration for the contribution of the Novartis OTC Business to the Joint Venture and (ii) the 36.5% share of the Novartis OTC Business acquired.

The amount attributed to the consideration for the Novartis OTC Business is provisional because the Directors have not yet reached a final determination on all aspects of the fair value exercise, to be completed post acquisition.

The provisional initial consideration for the acquisition of the Vaccines Business shown in the table above is £3,091 million representing the Vaccines Headline Price payable under the Vaccines SAPA.

8. The provisional initial consideration is subject to an adjustment, following Completion, to the level of working capital and tax balances in the Vaccines Businesses at Completion, which will result in an estimated reduction in consideration of £63 million based on balances as at 31 December 2013. The actual value of this adjustment will be calculated based on the actual balances at the Completion Date. The adjustment has been calculated using the definitions set out in the Vaccines SAPA and the information contained in Section 1 of Section B of Part 4 of this document.

The Vaccines Headline Price under the Vaccines SAPA is subject to further contingent consideration payments in the form of the following milestone and royalty payments:

a)	$450 million upon FDA regulatory approval for Novartis’s MenABCWY vaccine product;

b)	$450 million in the event that Bexsero® achieves an agreed annual net sales threshold;

c)	$450 million upon achievement of an agreed milestone relating to ACIP regulatory recommendations in respect of either Novartis’s MenABCWY vaccine product or Bexsero®;

d)	$450 million upon achievement of an agreed milestone relating to ACIP regulatory recommendations in respect of Novartis’s Group B streptococcus vaccine (“GBS”); and

e)	Annual royalty payments at the rate of 10% on certain net sales of the above products.

No adjustment has been made in the pro forma statement of net assets in respect of the milestone payments and royalty due to the uncertainty surrounding the outcome of the related events.

9. The net assets acquired reflects the repayment prior to Completion by Novartis of the short-term and long-term borrowings of the Novartis OTC Business and the Vaccines Business, the settlement by the Novartis OTC Business and the Vaccines Business of non-trade receivables owed to the businesses by other members of the Novartis Group prior to Completion, the repayment of the cash in these businesses to Novartis prior to Completion and the contribution by Novartis to the JV of the Novartis Cash Portion. An adjustment has also been made to reflect the retention by Novartis of pre-closing employee benefits liabilities.

A further adjustment to net assets has been made due to the level of working capital and tax balances in the Novartis OTC business at Completion, which will result in an estimated increase to net assets acquired of £22 million based on balances as at 31 December 2013. The actual value of this adjustment will be calculated based on the actual balances at the Completion Date. The adjustment has been calculated using the definitions set out in the Contribution Agreement and the information contained in Section 1 of Section A of Part 4 of this document.

The existing goodwill in the Novartis OTC Business and the Vaccines Business has also been eliminated. A reconciliation of the resulting net assets acquired to the historical financial information contained in Section 1 of Sections A and B of Part 4 of this document is shown below.

Reconciliation of net assets acquired to historical financial information for the Novartis OTC Business	As at 31 Dec 2013 £m

Net assets per historical financial information	196
Add back: short and long-term borrowings to be repaid by Novartis before Completion	538
Less: settlement of non-trade receivables before Completion	(81)
Less: cash to be extracted from the businesses before Completion	(16)
Contribution of Novartis Cash Portion to the JV	110
Employee benefits liabilities retained by Novartis	97
Working capital and tax adjustments on Novartis OTC Business Acquisition	22
Less: existing goodwill	(44)

Net assets acquired	822

Reconciliation of net assets acquired to historical financial information for the Vaccines Business	As at 31 Dec 2013 £m

Net assets per historical financial information	1,290
Add back: short and long-term borrowings to be repaid by Novartis before Completion	412
Less: settlement of non-trade receivables before Completion	(35)
Less: cash to be extracted from the businesses before Completion	(3)
Employee benefits liabilities retained by Novartis	61
Less: existing goodwill	(545)

Net assets acquired	1,180

10. No adjustment has been made to reflect the trading results of GlaxoSmithKline plc including the Oncology Business since 30 June 2014. No adjustment has been made to reflect the trading results of the Novartis OTC Business or the Vaccines Business since 31 December 2013.

SECTION B: ACCOUNTANTS’ REPORT ON UNAUDITED PRO FORMA STATEMENT OF NET ASSETS

The Directors

GlaxoSmithKline plc

980 Great West Road

Brentford

Middlesex

TW8 9GS

Citigroup Global Markets Limited

Citigroup Centre

33 Canada Square

Canary Wharf

London

E14 5LB

Lazard & Co. Limited

50 Stratton Street

London

W1J 8LL

20 November 2014

Dear Sirs

GlaxoSmithKline plc (the “Company”)

We report on the pro forma statement of net assets (the “Pro forma statement of net assets”) set out in Section A of Part 5 of the Company’s circular dated 20 November 2014 (the “Circular”) which has been prepared on the basis described in the notes to the Pro forma statement of net assets, for illustrative purposes only, to provide information about how the proposed acquisition by the Company of the Novartis OTC Business and the Vaccines Business (which excludes the Influenza Vaccines Business) from Novartis AG (“Novartis”) and the proposed sale of the Oncology Business to Novartis might have affected the net assets presented on the basis of the accounting policies adopted by the Company in preparing the unaudited consolidated financial statements for the period ending 30 June 2014. This report is required by item 13.3.3R of the Listing Rules and is given for the purpose of complying with that Listing Rule and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro forma statement of net assets in accordance with item 13.3.3R of the Listing Rules.

It is our responsibility to form an opinion, as required by item 13.3.3R of the Listing Rules, as to the proper compilation of the Pro forma statement of net assets and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma statement of net assets, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma statement of net assets with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma statement of net assets has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Opinion

In our opinion:

(a)	the Pro forma statement of net assets has been properly compiled on the basis stated; and

(b)	such basis is consistent with the accounting policies of the Company.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART 6

ADDITIONAL INFORMATION

1.	Directors’ Responsibility Statement

The Company and the Directors, whose names appear in paragraph 3.1 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Registered Office

The registered office of the Company is at 980 Great West Road, Brentford, Middlesex, TW8 9GS. The telephone number of the registered office is 020 8047 5000.

3.	Directors and Service Contracts

3.1	Directors

The names and principal functions of the Directors of the Company are as follows:

Name	Position
Sir Christopher Gent	Non-Executive Chairman
Sir Andrew Witty	Chief Executive Officer
Simon Dingemans	Chief Financial Officer
Dr Moncef Slaoui	Chairman, Vaccines
Sir Deryck Maughan	Senior Independent Non-Executive Director
Professor Sir Roy Anderson	Independent Non-Executive Director and Scientific Expert
Dr Stephanie Burns	Independent Non-Executive Director
Stacey Cartwright	Independent Non-Executive Director
Lynn Elsenhans	Independent Non-Executive Director
Judy Lewent	Independent Non-Executive Director
Dr Daniel Podolsky	Independent Non-Executive Director and Scientific Expert
Tom de Swaan	Independent Non-Executive Director
Jing Ulrich	Independent Non-Executive Director
Hans Wijers	Independent Non-Executive Director

3.2	Directors’ Service Contracts and Letters of Appointment providing for benefits upon termination of employment

Information on the terms of Directors’ Service Contracts and Letters of Appointment providing for benefits upon termination of employment have been published prior to the date of this document and are set out at pages 122 to 123 of the 2013 Annual Report.

3.3	Directors’ interests in Ordinary Shares or ADS

As at the Latest Practicable Date, the interests (all of which, unless otherwise stated, are beneficial) of the Directors and (so far as is known to them or could with reasonable diligence be ascertained by them) their connected persons (within the meaning of section 96B FSMA) in Ordinary Shares and ADS, including interests arising pursuant to any transaction notified to the Company pursuant to DTR 3.1.2R were as follows:

Directors’ Interests

	Shares	Ordinary 18 November 2014	ADS 18 November 2014
Executive Directors
Sir Andrew Witty		760,979	—
Simon Dingemans		157,190	—
Dr Moncef Slaoui		27,657	195,951

Non-Executive Directors
Professor Sir Roy Anderson		18,902	—
Dr Stephanie Burns		44	15,784
Stacey Cartwright		5,646	—
Tom de Swaan		25,467	—
Lynn Elsenhans		—	8,118
Sir Christopher Gent		121,674	—
Judy Lewent		—	14,593
Sir Deryck Maughan		—	39,914
Dr Daniel Podolsky		—	28,663
Jing Ulrich		—	2,616
Hans Wijers		2,392	—

3.4	Directors’ interests in Ordinary Shares or ADS pursuant to Employee Share Schemes

In addition to their interests as detailed at paragraph 3.3 above, as at the Latest Practicable Date, the Directors held the following options in respect of Ordinary Shares or ADS, and awards of Ordinary Shares and ADS, under the terms of the Employee Share Schemes:

(A)	Share Value Plan awards

Dr Moncef Slaoui – Shares and ADS

Plan year	Market price at grant	Unvested at 18 November 2014
2012	45.86	2,300
2013	51.76	2,990

(B)	Performance Share Plan awards

Sir Andrew Witty – Shares

Performance period	Market price at grant	Granted	Dividends reinvested at 18 November 2014	Unvested at 18 November 2014
2012 – 2014	14.12	125,119	6,416	131,535
2012 – 2014	14.12	358,345	19,248	377,953
2013 – 2015	14.54	340,215	18,060	358,275
2013 – 2015	14.54	113,405	6,020	119,425
2014 – 2016	16.43	99,266	6,800	106,066
2014 – 2016	16.43	297,800	9,363	307,163

Simon Dingemans – Shares

Performance period	Market price at grant	Granted	Dividends reinvested at 18 November 2014	Unvested at 18 November 2014
2012 – 2014	14.12	186,133	9,881	196,014
2013 – 2015	14.54	199,959	10,595	210,194
2014 – 2016	16.43	174,729	7,113	181,842

Dr Moncef Slaoui – ADS

Performance period	Market price at grant	Granted	Dividends reinvested at 18 November 2014	Unvested at 18 November 2014
2012 – 2014	44.9	143,594	7,598	151,192
2013 – 2015	44.27	140,418	7,430	147,848
2014 – 2016	54.81	113,881	4,644	118,525

(C)	Deferred Annual Bonus Plan awards

Sir Andrew Witty – Shares

Performance period	Market price at grant	Awarded	Dividends reinvested at 18 November 2014	Unvested at 18 November 2014
2012 – 2014	14.12	54,266	2,879	57,145
2013 – 2015	14.54	32,350	1,711	33,961
2014 – 2016	16.43	57,060	2,322	59,382

Simon Dingemans – Shares

Performance period	Market price at grant	Awarded	Dividends reinvested at 18 November 2014	Unvested at 18 November 2014
2012 – 2014	14.12	32,056	1,699	33,755
2013 – 2015	14.54	12,212	647	12,859
2014 – 2016	16.43	18,876	767	19,643

Dr Moncef Slaoui – ADS

Performance period	Market price at grant	Awarded	Dividends reinvested at 18 November 2014	Unvested at 18 November 2014
2012 – 2014	44.68	21,393	1,125	22,518
2013 – 2015	44.27	16,435	865	17,300
2014 – 2016	54.17	18,214	737	18,951

(D)	Deferred Annual Bonus Plan matching awards

Sir Andrew Witty – Shares

Performance period	Market price at grant	Granted	Dividends reinvested at 18 November 2014	Unvested at 18 November 2014
2012 – 2014	14.12	54,266	2,879	57,145
2013 – 2015	14.54	32,350	1,711	33,961
2014 – 2016	16.43	57,060	2,322	59,382

Simon Dingemans – Shares

Performance period	Market price at grant	Awarded	Dividends reinvested at 18 November 2014	Unvested at 18 November 2014
2012 – 2014	14.12	32,056	1,699	33,755
2013 – 2015	14.54	12,212	647	12,859
2014 – 2016	16.43	18,876	767	19,643

Dr Moncef Slaoui – ADS

Performance period	Market price at grant	Awarded	Dividends reinvested at 18 November 2014	Unvested at 18 November 2014
2012 – 2014	44.68	21,393	1,125	22,518
2013 – 2015	44.27	16,435	865	17,300
2014 – 2016	54.17	18,214	737	18,951

(E)	Options

	Interest Type	Plan Name	Holding
Andrew Witty – Shares
	Options	GSK UK Unapproved Trust	89,993
Moncef Slaoui – Shares
	Options	GSK UK Unapproved Trust	68,520
Moncef Slaoui – ADS
	Options	GSK US ISO	4,235

4.	Major interests in shares

As at the Latest Practicable Date the Company had received notifications in accordance with the Disclosure and Transparency Rules of the following notifiable interests in the voting rights in the Company’s issued share capital:

	No. of shares	Percentage* of issued capital (%)
BlackRock, Inc	288,084,328	5.93
Legal & General Group Plc	154,891,201	3.17

*	Percentage of Ordinary Shares in issue, excluding Treasury shares.

Save as disclosed above, the Company is not aware of any person who had a notifiable interest under the Disclosure and Transparency Rules as at the Latest Practicable Date.

As at the Latest Practicable Date, the Company was not aware of any person or persons who directly or indirectly, jointly or severally, exercise or could exercise control over the Company, nor is it aware of any arrangement the operation of which may at a subsequent date result in a change in control of the Company.

None of the Company’s major shareholders has or will have different voting rights attached to the shares they hold in the Company.

5.	Related party transactions

Details of the related party transactions (which for these purposes are those set out in the standards adopted according to Regulation (EC) No 1606/2002) that the Company has entered into during the financial years ended 31 December 2011, 31 December 2012 and 31 December 2013 and the half year ended 30 June 2014 have been published prior to the date of this document, and are set out in note 35 on page 184 of the 2011 Annual Report, note 35 on page 186 of the 2012 Annual Report, note 35 on page 179 of the 2013 Annual Report and on page 41 of the 2014 Q2 Results respectively. There have been no additional related party transactions by the Company during the period between 30 June 2014, being the date to which the unaudited interim financial results of the Company were prepared, and the Latest Practicable Date, save for sales of products to associates and joint ventures. These sales to associates and joint ventures amounted to approximately £70 million in the period from 1 January 2014 to the Latest Practicable Date.

6.	Litigation and other proceedings

GSK Group

Save as disclosed below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, a significant effect on the financial position or profitability of the Company and/or the GSK Group.

The Group is currently, and may from time to time be, involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, antitrust and governmental investigations, as well as related private litigation, further details of which are set out below. The Group makes provision for these proceedings on a regular basis, as noted below. The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.

With respect to each of the legal proceedings described below, other than those for which a provision has been made, the Group is unable to make a reliable estimate of the expected financial effect at this stage.

At 30 September 2014, the Group’s aggregate provision for legal and other disputes (excluding tax matters), including the matters disclosed below, was £0.5 billion.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts. If this were to happen, it could have a material adverse impact on the results of operation of the Group in the reporting period in which the judgments are incurred or the settlements entered into.

Intellectual Property

6.1	Epzicom/Trizivir

On 30 November 2007, the Group’s affiliate, ViiV Healthcare, received notice that Teva Pharmaceuticals USA, Inc. (“Teva”) had filed an Abbreviated New Drug Application (“ANDA”) with a Paragraph IV certification for Epzicom (the combination of lamivudine and abacavir). The certification challenged only the patent covering the hemisulfate salt of abacavir, which expires in 2018. ViiV Healthcare did not sue Teva under this patent. On 27 June 2011, ViiV Healthcare received notice that Teva had amended its ANDA for Epzicom to contain a Paragraph IV certification for two additional patents listed in the Orange Book, alleging the patents were invalid, unenforceable or not infringed. The patents challenged in this new certification relate to a method of treating HIV using the combination (expiring in 2016), and a certain crystal form of lamivudine (expiring in 2016). On 5 August 2011, ViiV Healthcare filed suit against Teva under the combination patent in the United States District Court for the District of Delaware.

On 18 May 2011, ViiV Healthcare received notice that Lupin Ltd. (“Lupin”) had filed an ANDA containing a Paragraph IV certification for Trizivir (the triple combination of lamivudine, AZT and abacavir) alleging that three patents listed in the Orange Book for Trizivir were invalid, unenforceable or not infringed. These patents relate to a method of treating HIV using the triple combination (expiring in 2016), the hemisulfate salt of abacavir (expiring in 2018), and a certain crystal form of lamivudine (expiring in 2016). On 29 June 2011, ViiV Healthcare filed suit against Lupin under the patent covering the triple combination in the United States District Court for the District of Delaware. The District Court consolidated discovery in the Teva Epzicom case with ViiV Healthcare’s patent infringement suit against Lupin relating to Trizivir, as both cases involve the same patent covering the combination of lamivudine and abacavir.

On 17 December 2013, the United States District Court for the District of Delaware upheld the validity of the US patent with an expiry date in March 2016 which covers the combination of lamivudine and abacavir (“Epzicom”) and the triple combination of lamivudine, abacavir and zidovudine (“Trizivir”).

In a separate component to the decision, the judge ruled that the Lupin generic version of Trizivir did not infringe the patent. Before trial, Teva stipulated that its generic version of Epzicom would infringe the patent, and the District Court has enjoined Teva from launching its generic Epzicom product. The parties have appealed the judgments. Opening briefs by Teva and Lupin were filed on 6 June 2014; GSK filed its opening brief on 4 September 2014. A decision in the appeal is expected in the second or third quarter of 2015.

On 6 February 2014, ViiV Healthcare received notice that Lupin had filed an ANDA containing a Paragraph IV certification for Epzicom, alleging that the three patents listed in the Orange Book for Epzicom are either invalid, unenforceable or not infringed. These patents relate to a method of treating HIV using the double combination (expiring in 2016), the hemisulfate salt of abacavir (expiring in 2018), and a certain crystal form of lamivudine (expiring in 2016). ViiV filed suit against Lupin on 3 March 2014 alleging infringement of both the patent covering the combination of lamivudine and abacavir and the patent covering the hemisulfate salt of abacavir. The case is in its early stages. No provision has been made for this matter.

As in other patent claims that may face the Group, a loss in this case could result in loss of patent protection for the product at issue. The consequences of any such loss could be a significant decrease in sales of the impacted product and could materially affect future results of operations for the Group.

Product liability

Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory bodies. Notwithstanding these efforts, when drugs and vaccines are introduced into the marketplace, unanticipated safety issues may become, or be claimed by some to be, evident. The Group is currently a defendant in a number of product liability lawsuits related to the Group’s pharmaceutical, vaccines and consumer healthcare products. The most significant of those matters are described below.

6.2	Avandia

The Group has been named in product liability lawsuits on behalf of individuals asserting personal injury claims arising out of the use of Avandia. The federal cases filed against the Group are part of a multi-district litigation proceeding pending in the United States District Court for the Eastern District of Pennsylvania (the “MDL Court”). Cases have also been filed in a number of state courts.

As of August 2014, the Group has reached agreements to settle the substantial majority of federal and state cases pending in the US. Fourteen purported class actions on Avandia are pending in Canada. The Group has reached an agreement in principle to resolve the single purported consumer class action in Israel, which has now been approved by the Court. In England and Wales, litigation against the Group has ended following the formal discontinuance of the claims of the majority of the claimants and a court order striking out the claims of the remaining claimants.

There are a number of purported class actions seeking economic damages on behalf of third party payers and consumers asserting claims arising under various state and federal laws, including the Racketeer

Influenced and Corrupt Organizations Act (“RICO”), state unfair trade practices and/or consumer protection laws. The MDL Court denied the Group’s motion to dismiss three of the third party payer actions, and the fourth action has been stayed. The Group has appealed the decision to the United States Court of Appeals for the Third Circuit. One consumer class action, brought on behalf of Missouri residents, remains pending in the MDL.

In addition, three subrogation actions initiated by United Health Group, Inc. and Humana Medical Plan (“Humana”) have been brought against the Group. One is a putative class action brought in the MDL Court by Humana, which concerns Medicare Advantage claims. The other two are state court actions which concern non-Medicare Advantage claims.

6.3	Paxil/Seroxat and Paxil CR

The Group has received numerous lawsuits and claims alleging that use of Paxil (paroxetine) has caused a variety of injuries. Most of these lawsuits in recent years have alleged that the use of Paxil during pregnancy resulted in the birth of a child with birth defects or health issues. Other lawsuits and claims have alleged that patients who took Paxil committed or attempted to commit suicide or acts of violence or that patients suffered symptoms on discontinuing treatment with Paxil.

Pregnancy

The Group has reached agreements to settle the substantial majority of the US claims relating to Paxil use during pregnancy as of August 2014, but a number of claims related to use during pregnancy are still pending in various courts in the US. Other matters have been dismissed without payment. Currently, there are no trials scheduled in 2014 for any of these claims.

Acts of violence

As of June 2014, there were nine pending matters, including two lawsuits on appeal (one pending in the United States Court of Appeals for the Ninth Circuit and the other pending in Florida’s Second District Court of Appeal) concerning allegations that patients who took Paxil committed or attempted to commit suicide or acts of violence. There are no trials scheduled for 2014.

Discontinuation

In the UK, in late 2010, public funding was withdrawn from the claimants who had received funding to pursue litigation alleging that Paxil/Seroxat had caused them to suffer from withdrawal reactions and dependency. The majority of the claimants discontinued their claims. In June 2013, the Group was informed that the Legal Aid Agency (“LAA”) (formerly the Legal Services Commission) is considering whether to discharge the public funding certificate following the recommendation of its Special Cases Review Panel that the case has poor prospects of success. The remaining claims have not been prosecuted pending the outcome of the LAA’s decision.

Sales and marketing and regulation

6.4	China investigation

On 19 September 2014, the Group announced that the Changsha Intermediate People’s Court in Hunan Province, China had ruled that GSK China Investment Co. Ltd (“GSKCI”), according to Chinese law, had offered money or property to non-government personnel in order to obtain improper commercial gains, and been found guilty of bribing non-government personnel. The verdict followed investigations initiated by China’s Ministry of Public Security in June 2013. As a result of the Court’s verdict, GSKCI has paid a fine of RMB 3 billion (£301 million) to the Chinese government.

The Group has informed the US Department of Justice, the US Securities Exchange Commission and the UK Serious Fraud Office (“SFO”) regarding the outcome of the China investigation and is co-operating with these agencies. On 27 May 2014, the SFO informed the Group that it had opened a criminal investigation into the Group’s practices. It is not possible at this time to make a reliable estimate of the financial effect, if any, that could result from this investigation.

6.5	SEC/DOJ FCPA investigation

The US Securities and Exchange Commission (“SEC”) and the US Department of Justice (“DOJ”) initiated an industry-wide investigation in 2010 into whether pharmaceutical companies may have engaged in violations of the US Foreign Corrupt Practices Act (“FCPA”) relating to the sale of pharmaceuticals, including in Argentina, Brazil, Canada, China, Germany, Italy, Poland, Russia and Saudi Arabia. The Group is one of the companies that have been asked to respond to this investigation and is co-operating with the SEC and DOJ. It is not possible at this time to make a reliable estimate of the financial effect, if any, that could result from this investigation.

6.6	Wellbutrin XL

Actions have been filed against Biovail Corporation (“Biovail”) and the Group in the United States District Court for the Eastern District of Pennsylvania by purported classes of direct and indirect purchasers who allege unlawful monopolisation and other antitrust violations related to the enforcement of Biovail’s Wellbutrin XL patents and the filing, by Biovail, of citizen petitions. Both direct and indirect purchaser classes have been certified. The District Court granted the Group’s motion for partial summary judgment primarily on immunity grounds, which disposed of all claims except for the plaintiffs’ claim related to an alleged anti-competitive reverse payment settlement of the patent infringement litigation (pejoratively referred to as a “pay-for-delay” settlement). On 7 November 2012, the District Court also granted the Group’s motion for a stay of all proceedings (except for a limited amount of ongoing discovery) in light of the US Supreme Court’s grant of a petition in the Actavis “reverse payment” patent litigation case.

The stay has now been lifted following the US Supreme Court’s decision in Actavis. On 19 December 2013, the District Court held a hearing in connection with the remaining issue in the case, the possible antitrust liability arising from the settlement of the underlying patent infringement litigation. The Court ordered that discovery proceed before final disposition. Fact discovery on this remaining issue has drawn to a close and expert discovery has commenced. The parties are also conducting limited discovery regarding the Group’s motion to decertify the indirect class in light of interceding appellate precedent. Dispositive motions related to the sole remaining claim in the case are not likely to be decided until after the second quarter of 2015.

6.7	Cidra third-party payer litigation

On 25 July 2013, a number of major US healthcare insurers filed suit against the Group in Philadelphia, Pennsylvania County Court of Common Pleas, seeking compensation for reimbursements they made for medicines manufactured at the Group’s former Cidra plant in Puerto Rico. These insurers claim that the Group knowingly and illegally marketed and sold adulterated drugs manufactured under conditions non-compliant with cGMP (current good manufacturing practice) and that they, as third-party insurers, were unlawfully induced to pay for them.

The suit alleges both US federal and various state law causes of action. On 12 August 2013, the Group removed the case to the United States District Court for the Eastern District of Pennsylvania and has moved to dismiss the complaint. Oral argument on the motion to dismiss was held on 4 February 2013. The case has been stayed pending the Third Circuit’s decision on an overlapping, potentially dispositive issue in the Avandia litigation. The manufacturing issues at the Group’s plant at Cidra were the subject of federal and state claims that the Group resolved with the US federal Government in 2010 and for which the Group has compliance obligations under a Corporate Integrity Agreement with the US Government.

GSK Consumer Healthcare Business

Save as disclosed above in relation to the China investigation, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened) during the 12 months prior to the date of this document which may have, or have had in the recent past, a significant effect on the financial position or profitability of the GSK Consumer Healthcare Business.

Oncology Business

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, a significant effect on the financial position or profitability of the Oncology Business.

Vaccines Business

Save as disclosed below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened) during the 12 months prior to the date of this document which may have, or have had in the recent past, a significant effect on the financial position or profitability of the Vaccines Business:

6.8	Italian investigation

In June 2014, the public prosecutor of Siena initiated a criminal investigation of NVD Italy with respect to allegations that the transfer price of the adjuvant MF59® was unlawfully marked up. The investigation concerns whether the Focetria® and Fluad® vaccines sold to the government were over-priced and whether the Italian Ministry of Health paid an inflated amount in a dispute settlement relating to the supply of Focetria® during the 2009 flu pandemic. It is not possible at this stage to ascertain the likely financial impact of any action that might be taken by the public prosecutor. NVD Italy currently carries out business activities relating to both the Vaccines Business and the Influenza Business and will be acquired by GSK at Completion. The manufacture of MF59® and sales of the Focetria® and Fluad® vaccines form part of the Influenza Vaccines Business which will be transferred out of NVD Italy prior to Completion.

Novartis OTC Business

Save as disclosed below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened) during the 12 months prior to the date of this document which may have, or have had in the recent past, a significant effect on the financial position or profitability of the Novartis OTC Business:

6.9	Class actions

Two putative class actions are pending against Novartis and its consumer health unit in the District of New Jersey, generally claiming that it was a deceptive practice to sell Excedrin® Migraine at a higher price than Excedrin® Extra Strength when the two have the same active ingredients, even though the products have different labels and clearly disclose their active ingredients. These cases are being vigorously defended, both on the merits and with respect to class certification. Based upon currently available information, and the inherent difficulties in estimating liabilities in this area, it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of these proceedings.

7.	Current trading, trends and prospects

On Wednesday, 22 October 2014, GSK issued its results for the third quarter 2014. The update below is substantially extracted from that announcement. In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (“CER”) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in pound sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated.

GSK announced Q3 core EPS of 27.9p, +5% CER excluding divestments and dividend of 19 pence per share. Core results were as follows:

Core results	Q3 2014 £m	CER%	£%	9m 2014 £m	CER%	£%
Turnover	5,646	(3)	(10)	16,820	(3)	(11)
Core operating profit	1,887	(1)	(6)	4,824	(5)	(16)
Core earnings per share	27.9p	5	—	68.0p	(2)	(14)

Total results were as follows:

Total results	Q3 2014 £m	CER%	£%	9m 2014 £m	CER%	£%
Turnover	5,646	(6)	(13)	16,820	(7)	(14)
Operating profit	703	(52)	(55)	2,906	(24)	(37)
Earnings per share	8.3p	(56)	(59)	35.8p	(28)	(42)

Turnover – Q3 2014

Total Group turnover for Q3 2014 declined 3% to £5,646 million. Pharmaceuticals and Vaccines turnover fell by 3%. Pharmaceuticals turnover declined 4% as growth in Emerging Markets, Japan and ViiV Healthcare was more than offset by lower sales in the US and Europe and a decline in Established Products sales. Worldwide Vaccines turnover was flat, as a strong performance in Emerging Markets was offset by lower reported sales in the US and some smaller markets. Consumer Healthcare13 turnover was £1,071 million in the quarter, down 3%.

In the US, Pharmaceuticals and Vaccines turnover declined 10% to £1,271 million, with Pharmaceuticals down 12% and Vaccines down 3%. Pharmaceutical sales in the quarter were impacted by continued price and contracting pressures affecting respiratory sales, down 18% in the quarter (7% volume decline and a 11% negative impact of price and mix). Sales of Advair were down 25% (10% volume decline and a 15% negative impact of price and mix).

Oncology14 products in the US contributed strongly to the quarter, with sales up 44% to £132 million, benefiting from strong performances from Votrient and Promacta, and the recent launches of Tafinlar and Mekinist. Benlysta sales grew 10% to £40 million, after the impact of adverse Revenue Agent’s Report true-ups. Generic competition in the US continued to affect sales of Dermatology products, which declined 68% to £12 million. The 3% decrease in Vaccines sales resulted primarily from Infanrix/Pediarix, down 10% to £84 million, due in part to the broader return of a competitor vaccine that encountered supply issues in 2013, and sales of hepatitis vaccines which were down 10% to £67 million, impacted by supply constraints.

Europe Pharmaceuticals and Vaccines turnover was down 2% to £972 million. Pharmaceutical sales fell 3% to £713 million, despite strong growth in Oncology15 and the Avodart franchise, which increased 10% to £70 million. Oncology16 sales were up 26% to £110 million, led by Votrient, Promacta and the newly launched Tafinlar. Seretide declined 5% to £314 million, primarily reflecting ongoing pricing pressure. Vaccines sales were flat, as a decline in Infanrix sales was offset by higher sales of Boostrix during the quarter, particularly in Germany.

[13]	The results of GSK consumer healthcare segment reported here include the results of GSK India and GSK Nigeria, which are not part of the GSK Consumer Healthcare Business contributed to the JV.
[14]	The oncology therapeutic area on which GSK reports here is not identical to the Oncology Marketed Products that are the subject of the Oncology Disposal. For example, the oncology therapeutic area as reported by GSK in its annual and quarterly results does not include Arranon (a rare disease product nevertheless included in the Oncology Disposal), but does include partnered products Xgeva and Vectibix that do not form part of the Oncology Disposal). The oncology therapeutic area also includes Bexxar, a product that was discontinued in early 2014 and does not form part of the Oncology Disposal.
[15]	See footnote 14.
[16]	See footnote 14.

Emerging Markets Pharmaceuticals and Vaccines turnover increased 12% to £799 million, with Pharmaceuticals up 12% and Vaccines up 13%, reflecting strong tender sales of Synflorix and Boostrix. There were strong contributions from Brazil, up 30% to £97 million, and the rest of Latin America, up 12% to £157 million. Sales in China were up 65% to £69 million as the effects of the government investigation annualised. In Emerging Markets Pharmaceuticals, Seretide sales were up 20%, largely due to increased sales in China, and there was continued growth from Oncology17 products, up 33%.

Japan Pharmaceuticals and Vaccines turnover grew 6% to £198 million, with Pharmaceuticals sales up 4% and Vaccines sales up 50%. The performance in Pharmaceuticals reflected growth in Respiratory, up 3%, primarily driven by seasonal products, and Oncology18 products, up 19%, together with some restocking of Avodart, up 14% in the quarter. The growth in Vaccines sales reflected a strong performance from Rotarix, up 50% to £7 million.

ViiV Healthcare turnover grew 18% to £373 million as the growth generated by Tivicay and Epzicom more than offset the impact of generic competition to older ViiV Healthcare products, including Combivir and Trizivir. Triumeq was also launched in the quarter.

Established Products turnover fell 14% to £724 million, principally reflecting generic competition to Lovaza in the US, down 58%, which commenced in April this year, and continuing generic competition to a number of products across the portfolio, including Seroxat/Paxil, down 11% and Valtrex, down 29%. Established Products performance in the quarter benefited from a significant improvement in China.

Consumer Healthcare19 turnover was £1,071 million in the quarter, down 3% compared with Q3 2013. Growth in Rest of World markets of 1% reflected some supply interruptions and also weaker market conditions, while sales in Europe, down 5%, and the US, down 7%, were more directly affected by previously identified supply issues, despite good progress in remediation activities.

Total Group turnover for Q3 2014 compared with Q3 2013 including divestments completed in 2013 was down 6%, with Pharmaceuticals and Vaccines down 5% and Consumer Healthcare20 down 13%.

Turnover – 9 months to 30 September 2014

Total Group turnover for the nine months to 30 September 2014 declined 3% to £16,820 million. Pharmaceuticals and Vaccines turnover fell by 3%. Pharmaceuticals turnover declined 5% as growth in Emerging Markets, Japan and ViiV Healthcare was more than offset by lower sales in the US and in Established Products. Europe was flat for the period. Worldwide Vaccines turnover grew 3%, as positive performances in the US and Emerging Markets were partly offset by lower reported sales in Europe and Japan. Consumer Healthcare21 turnover was £3,220 million in the nine months, down 2% compared with the same period in 2013.

In the US, Pharmaceuticals and Vaccines turnover declined 10% to £3,594 million, with Pharmaceuticals down 13% and Vaccines up 3%. Pharmaceutical sales were impacted by continued price and contracting pressures affecting respiratory sales, down 17% (12% volume decline and a 5% negative impact of price and mix). Sales of Advair were down 24% (14% decline in volume and a 10% decline from price and mix).

Oncology22 products in the US contributed strongly to the nine months, with sales up 39% to £359 million, benefiting from strong performances from Votrient and Promacta, and the recent launches of Tafinlar and Mekinist. Benlysta sales grew 19% to £111 million. Generic competition in the US continued to impact sales of Dermatology products, which declined 63% to £36 million and Mepron, which declined 56% to £27 million. The 3% increase in Vaccines sales primarily resulted from the growth of Infanrix/Pediarix, up

[17]	See footnote 14.
[18]	See footnote 14.
[19]	See footnote 13.
[20]	See footnote 13.
[21]	See footnote 13.
[22]	See footnote 14.

13% to £221 million, and Boostrix, up 22% to £134 million, both benefiting from favourable CDC stockpile movements compared with 2013 and the absence of a competitor, particularly in the earlier part of the year. Sales of hepatitis vaccines were down 13% to £167 million.

Europe Pharmaceuticals and Vaccines turnover was flat at £3,015 million. Pharmaceutical sales were flat at £2,277 million, as strong growth in Oncology23, the Avodart franchise, up 9% to £211 million, and the newly launched Relvar Ellipta were offset by lower sales of Seretide, down 4% to £1,014 million, primarily reflecting ongoing pricing pressure. Oncology24 sales were up 29% to £311 million, led by Votrient, Promacta and the newly launched Tafinlar. Vaccines sales fell 1%, reflecting growth in several products, including Boostrix, up 32%, offset by lower sales of both Infanrix and Priorix, due in part to the phasing of shipments.

Emerging Markets Pharmaceuticals and Vaccines turnover increased 9% to £2,312 million, with Pharmaceuticals up 8% and Vaccines up 11%, primarily reflecting strong tender sales of Boostrix, Rotarix and Synflorix. Most markets outside Asia showed strong growth, with notable performances from Brazil, up 32% to £271 million and the rest of Latin America, up 11% to £437 million. Sales in China grew 1% reflecting the effects of the government investigation on the first half. There was continued growth from Respiratory products, up 4%, Oncology25, up 39%, and the Avodart franchise, up 18%.

Japan Pharmaceuticals and Vaccines turnover grew 5% to £670 million, with Pharmaceuticals sales increasing 5% and Vaccines sales declining by 11%. Pharmaceuticals sales benefited from the government stockpiling of Relenza at the start of the year, with sales more than doubling, and also strong growth in Avodart, up 16%. This growth was partially offset by lower sales in the Respiratory portfolio, down 2%, which were affected by a weaker allergy season at the beginning of the year and increased competitive pressures. The decline in Vaccines sales reflected the impact on Cervarix of the continued suspension of the recommendation for use of HPV vaccines, partly offset by higher sales of Rotarix.

ViiV Healthcare turnover grew 12% to £1,036 million as the growth generated by Tivicay and Epzicom more than offset the impact of generic competition to older ViiV Healthcare products, including Combivir and Trizivir.

Established Products turnover fell 17% to £2,234 million, reflecting generic competition to Lovaza in the US, down 55%, which commenced in April this year, and continuing generic competition to a number of products across the portfolio, including Seroxat/Paxil, down 19% and Valtrex, down 25%.

Consumer Healthcare26 turnover was £3,220 million in the nine months to September 2014, down 2% compared with the same period in 2013. Growth in Rest of World markets of 3% reflected some supply interruptions and also weaker market conditions while sales in Europe, down 7%, and the US, down 9%, were more directly affected by supply issues.

Total Group turnover for nine months to 30 September 2014 compared with the nine months to 30 September 2013 including divestments completed in 2013 was down 7%, with Pharmaceuticals and Vaccines down 5% and Consumer Healthcare27 down 12%.

Core operating profit – Q3 2014

Core operating profit was £1,887 million, 1% lower than Q3 2013 in CER terms on a turnover decline of 3%. The core operating margin of 33.4% was 1.6 percentage points higher than in Q3 2013. Excluding currency effects, the margin increased 0.6 percentage points. This primarily reflected a decrease in the SG&A margin as SG&A costs were reduced by 6% compared with a turnover decline of 3%, driven by

[23]	See footnote 14.
[24]	See footnote 14.
[25]	See footnote 14.
[26]	See footnote 13.
[27]	See footnote 13.

targeted cost management and the benefit of ongoing restructuring programmes. In addition, SG&A in the quarter included the expected credit of £219 million from a release of reserves following a simplification of the Group’s entity structure and its trading arrangements. The Q3 2013 SG&A costs included other structural savings of £195 million.

Cost of sales as a percentage of turnover was 29.1%, compared with 27.9% in Q3 2013. Net of adverse currency translation effects, the cost of sales percentage increased 0.4 percentage points. This reflected ongoing pricing pressures, particularly in the US, continuing investments in new launch capacity, future manufacturing technology and remediation costs that exceeded the benefit of the Group’s ongoing cost reduction programmes in the quarter.

SG&A costs as a percentage of sales were 26.2%, 3.0 percentage points lower than Q3 2013. Excluding currency effects, the SG&A percentage decreased 1.1 percentage points, as SG&A declined 6% on a turnover decline of 3%. The reduction in SG&A reflected the benefits in the quarter of the Group’s restructuring programmes and ongoing cost management efforts, partly offset by continued investments in the Group’s multiple new product launches.

R&D expenditure declined 1% to £742 million (13.1% of turnover) compared with £789 million (12.6% of turnover) in Q3 2013. This reflected the completion of a number of trials and the phasing of ongoing project spending as well as continuing cost management benefits.

Royalty income was £101 million (Q3 2013: £94 million) reflecting the phasing of revenues.

Core operating profit – 9 months to 30 September 2014

Core operating profit was £4,824 million, 5% lower than in the 9 months to 30 September 2013 in CER terms on a turnover decline of 3%. The core operating margin of 28.7% was 1.7 percentage points lower than in Q3 2013. Excluding currency effects, the margin decreased 0.6 percentage points. This primarily reflected an increase in the SG&A margin, as SG&A costs declined 2% on a turnover decline of 3%, and lower royalty income.

Cost of sales as a percentage of turnover was 28.2% compared with 27.4% in the 9 months to September 2013. Net of adverse currency translation effects the cost of sales percentage was flat. This reflected the benefit of the Group’s ongoing cost reduction programmes, offset by adverse price and mix movements, particularly the decline in Pharmaceuticals sales in the US, the costs of supply remediation activities and continuing investments in new launch capacity and future manufacturing technology.

SG&A costs as a percentage of sales were 31.0%, 0.4 percentage points higher than in the 9 months to September 2013. Excluding currency effects, the SG&A percentage increased 0.3 percentage points reflecting continued investments in the Group’s multiple new product launches partly offset by the benefits of the Group’s restructuring programmes and ongoing cost management efforts.

R&D expenditure declined 3% to £2,292 million (13.6% of turnover) compared with £2,490 million (13.2% of turnover) in the 9 months to 30 September 2013. This reflected the phasing of ongoing project spending as well as the completion of a number of large trials and continuing cost management benefits.

Royalty income was £243 million (2013: £289 million) reflecting the conclusion of a number of royalty agreements. The 9 months to 30 September 2013 also included a prior year catch-up adjustment.

Core operating profit after tax and core earnings per share – Q3 2014

Net finance expense was £161 million compared with £178 million in Q3 2013, reflecting the continued benefit of GSK’s strategy to improve the funding profile of the Group.

The share of profits of associates and joint ventures was £10 million (Q3 2013: £14 million).

Tax on core profit amounted to £348 million and reflected an effective core tax rate of 20.0% (Q3 2013: 23.5%).

Core EPS of 27.9p increased 5% in CER terms compared with a 1% decline in the operating profit as a result of financial efficiencies.

Core profit after tax and core earnings per share – 9 months to 30 September 2014

Net finance expense was £478 million compared with £537 million in the 9 months to 30 September 2013, reflecting GSK’s strategy to improve the funding profile of the Group, despite net debt at 30 September 2014 being £2.1 billion higher than at December 2013.

The share of profits of associates and joint ventures was £19 million (2013: £32 million), reflecting the reduced shareholding in the Aspen group, currency movements and a number of one-off adjustments.

Tax on core profit amounted to £926 million and reflected an effective core tax rate of 21.2% (2013: 23.3%).

Core EPS of 68.0p decreased 2% in CER terms compared with a 5% decline in the operating profit as a result of financial efficiencies.

Outlook for 2014

In 2014, GSK expects to deliver full year core EPS on a CER and ex-divestment basis broadly similar to last year (from 2013 base of 108.4p adjusted for divestments completed during 2013).

Currency impact

The Q3 2014 results are based on average exchange rates, principally £1/$1.67, £1/€1.25 and £1/Yen 175. The period-end exchange rates were £1/$1.62, £1/€1.28 and £1/Yen 178.

In the quarter, core turnover declined 3% CER and declined 10% at actual exchange rates. Core EPS for the quarter of 27.9p was up 5% in CER terms and flat at actual rates. The negative currency impact reflected the strengthening of pound sterling against the majority of the Group’s trading currencies since Q3 2013. Gains on settled intercompany transactions of £10 million in Q3 2014, compared with a loss of £49 million in Q3 2013, contributed to the lower adverse currency impact on EPS compared with that on turnover. Excluding this benefit, the negative currency impact on core EPS was 8%.

In the first 9 months of 2014, core turnover declined 3% CER and declined 11% at actual exchange rates. Core EPS for the nine months of 68.0p was down 2% in CER terms and down 14% at actual rates. The negative currency impact reflected the strengthening of pound sterling against the majority of the Group’s trading currencies since the same period in 2013. The relatively lower proportion of the cost base in Emerging Markets also contributed to the greater adverse currency impact on EPS compared with that on turnover. Losses on settled intercompany transactions had no material effect on the negative currency impact of 12% on core EPS.

If exchange rates were to hold at the Q3 2014 period-end rates for the rest of 2014, the estimated adverse impact on 2014 pound sterling turnover would be around 7%, and if there were no further exchange gains or losses, the estimated adverse impact on 2014 pound sterling core EPS would be around 11%.

Total operating profit and total earnings per share – Q3 2014

Total operating profit was £703 million compared with £1,569 million in Q3 2013. The non-core items resulted in total net charges of £1,184 million in the quarter (Q3 2013: £490 million, excluding divestments).

The intangible asset amortisation decreased to £128 million (Q3 2013: £130 million).

Major restructuring charges of £113 million (Q3 2013: £83 million) included £12 million under the Operational Excellence programme and £81 million under the Major Change programme.

Legal charges of £318 million (Q3 2013: £73 million) principally arose from the fine payable to the Chinese government of £301 million.

Acquisition accounting and other adjustments resulted in a net charge of £579 million (Q3 2013: £52 million) and included a charge of £114 million to account for an additional year of the non-tax deductible US Branded Prescription Drug fee, in accordance with the final regulations issued by the Internal Revenue Service (“IRS”) in the quarter. In addition, following the improved sales performance of Tivicay (dolutegravir), the liability for the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture has been increased to £1.3 billion, resulting in a charge in the quarter of £343 million. The liability represents the present value of expected future payments to Shionogi. These will be paid over a number of years and will vary in line with sales of products that contain dolutegravir. Other adjustments included charges related to major acquisitions, equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.

The charge for taxation on total profits amounted to £163 million and represented a total effective tax rate of 29.7% (Q3 2013: 28.0%), reflecting the differing tax effects of the various non-core items.

Total EPS was 8.3p, compared with 20.0p in Q3 2013, a decrease of 11.7p, of which 0.5p was due to currency. Non-core net charges totalled 19.6p per share compared with 8.9p in Q3 2013, excluding divestments.

Total operating profit and total earnings per share – 9 months to 30 September 2014

Total operating profit was £2,906 million compared with £4,587 million in the 9 months to 30 September 2013. The non-core items resulted in total net charges of £1,918 million (2013: £1,340 million, excluding divestments).

The intangible asset amortisation increased to £450 million (2013: £397 million) reflecting the accelerated amortisation of Lovaza.

Major restructuring charges of £293 million (2013: £342 million) included £70 million under the Operational Excellence programme and £203 million under the Major Change programme. The Major Change programme focuses on opportunities to simplify our supply chain processes, build the Group’s capabilities in manufacturing and R&D, and restructure our European Pharmaceuticals business. The programme is expected to cost £1.5 billion, of which the non-cash charge will be £350 million. It has delivered approximately £0.5 billion of incremental savings and remains on track to deliver annual pre-tax savings of at least £1.0 billion by 2016.

Legal charges of £473 million (2013: £163 million) included the £301 million fine payable to the Chinese government, settlement of existing antitrust matters and higher litigation costs.

Acquisition accounting and other adjustments resulted in a net charge of £607 million (2013: £152 million) and included a charge of £114 million to account for an additional year of the non-tax deductible US Branded Prescription Drug fee, in accordance with the final regulations issued by the IRS in the quarter. Other items also included charges related to major acquisitions, equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.

The charge for taxation on total profits amounted to £631 million and represented a total effective tax rate of 25.9% (2013: 23.8%), reflecting the differing tax effects of the various non-core items.

Total EPS was 35.8p, compared with 61.4p in the 9 months to 30 September 2013, a decrease of 25.6p, of which 8.7p was due to currency. Non-core net charges totalled 32.2p per share compared with 20.7p in the 9 months to 30 September 2013, excluding divestments.

The net cash inflow from operating activities for the quarter was £1,273 million (Q3 2013: £2,077 million). Excluding legal costs of £341 million (Q3 2013: £154 million inflow), the adjusted net cash inflow from operating activities was £1,614 million (Q3 2013: £1,923 million), a 16% decrease compared with 2013. This primarily reflected the impact of the strength of pound sterling on profits and lower profits, including the impact of divestments.

The net cash inflow from operating activities for the nine months was £2,966 million (2013: £5,035 million). Excluding legal costs of £587 million; (2013: £53 million inflow), the adjusted net cash inflow from operating activities was £3,553 million (2013: £4,982 million), a 29% decrease compared with 2013. This primarily reflected the impact of the strength of pound sterling on profits and lower profits, including the impact of divestments.

Free cash flow was £1,293 million for the nine months. Excluding legal payments, adjusted free cash flow was £1,880 million (2013: £3,170 million). The decrease primarily reflected the impact of pound sterling on lower profits, working capital outflows, as well as the loss of cash flow from divested businesses. The Group paid dividends to shareholders of £2,925 million and spent £238 million on repurchasing shares.

At 30 September 2014, net debt was £14.8 billion, compared with £12.6 billion at 31 December 2013, comprising gross debt of £19.0 billion and cash and liquid investments of £4.2 billion. The increase in net debt reflected the lower cash generated from operations, together with the aggregate consideration of £0.7 billion paid to increase the shareholding in the Group’s Indian pharmaceutical subsidiary from 50.7% to 75% and the acquisition of the remaining 30% of GSK’s Indonesian Consumer Healthcare business held by a third party. At 30 September 2014, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £5,340 million with loans of £770 million repayable in the subsequent year.

Working capital

The reported working capital conversion cycle days are distorted by divestments made in 2013 and the intangible asset impairments included in the denominator used in the conversion cycle computation. The 30 September 2014 and year-end 2013 conversion cycles adjusted for these factors were around 226 days and 190 days respectively. The increase of 36 days is predominantly due to stock building behind new launches and the remediation of the Consumer Healthcare28 supply chain together with seasonal phasing of a number of products particularly in Vaccines compounded by a reduction in the denominator arising from the translation effect of stronger pound sterling on overseas revenue and costs, which contributed an increase of 10 days.

On a similar adjusted basis, the 30 September 2014 cycle of 226 days compares with 205 days at 30 September 2013, an increase of 21 days, which was predominantly due to stock building and the strengthening of pound sterling.

Returns to shareholders

GSK’s commitment is to use free cash flow to support increasing dividends over the long-term, undertake share repurchases or, where returns are more attractive, reinvest in the business, including bolt-on acquisitions.

In determining specific share repurchase levels, the Company also considers the development of free cash flow during the year. Given the impact of the recent sustained strength of pound sterling on free cash flow in the year-to-date it is likely that share repurchases over the balance of 2014 will be immaterial.

Quarterly dividends

The Board has declared a third interim dividend of 19 pence per share (Q3 2013: 19 pence per share).

[28]	See footnote 13.

The full year dividend is expected to be 80 pence per share and the 2015 dividend is expected to be maintained at the same level as 2014.

Payment of dividends

The equivalent interim dividend receivable by ADR holders is 61.3016 cents per ADS based on an exchange rate of £1/$1.6132. One ADS represents two ordinary shares. The ex-dividend date for ADR holders was 5 November 2014 and for ordinary shareholders was 6 November 2014, with a record date of 7 November 2014 and a payment date of 8 January 2015.

Share repurchases

During the quarter, GSK did not repurchase any shares (Q3 2013: £560 million). The total repurchased for the nine months amounted to 14.7 million shares (£238 million). The company issued 0.8 million shares under employee share schemes amounting to £11 million (Q3 2013: £68 million).

The weighted average number of shares for Q3 2014 was 4,807 million, compared with 4,837 million in Q3 2013, a reduction of approximately 1%.

8.	No significant change

8.1	GSK Group (excluding the Oncology Business)

There has been no significant change in the financial or trading position of the GSK Group (excluding the Oncology Business) since 30 June 2014, being the date to which the GSK Group’s latest published unaudited interim financial information has been drawn up.

8.2	Oncology Business

There has been no significant change in the financial or trading position of the Oncology Business since 30 June 2014, being the date to which the most recent financial information on the Oncology Business, presented in Section C of Part 4 (Historical Financial Information Relating to the Oncology Business) of this document, has been prepared.

8.3	Vaccines Business

There has been no significant change in the financial or trading position of the Vaccines Business since 31 December 2013, being the date to which the most recent financial information on the Vaccines Business, presented in Section 1 of Section B of Part 4 (Historical Combined Financial Information Relating to the Vaccines Business) of this document, has been prepared.

8.4	Novartis OTC Business

There has been no significant change in the financial or trading position of the Novartis OTC Business since 31 December 2013, being the date to which the most recent financial information on the Novartis OTC Business, presented in Section 1 of Section A of Part 4 (Historical Combined Financial Information Relating to the Novartis OTC Business) of this document, has been prepared.

9.	Material contracts

9.1	GSK Group

Save as disclosed below, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by any member of the Group, either (a) within the two years immediately preceding the date of this document which are or may be material; or (b) which contain any provision under which any member of the Group has any obligation or entitlement which is or may be material to the Group as at the date of this document:

(A)	Implementation Agreement

A description of the principal terms of the Implementation Agreement is set out in Part 3 (Principal Terms and Conditions of the Transaction) of this document.

(B)	Contribution Agreement

A description of the principal terms of the Contribution Agreement is set out in Part 3 (Principal Terms and Conditions of the Transaction) of this document.

(C)	Shareholders’ Agreement

A description of the principal terms of the Shareholders’ Agreement is set out in Part 3 (Principal Terms and Conditions of the Transaction) of this document.

(D)	Vaccines SAPA

A description of the principal terms of the Vaccines SAPA is set out in Part 3 (Principal Terms and Conditions of the Transaction) of this document.

(E)	Oncology SPA

A description of the principal terms of the Oncology SPA is set out in Part 3 (Principal Terms and Conditions of the Transaction) of this document.

(F)	Influenza Put Option Deed

A description of the principal terms of the Influenza Put Option Deed is set out in Part 3 (Principal Terms and Conditions of the Transaction) of this document.

9.2	Oncology Business

No contracts (other than contracts entered into in the ordinary course of business) have been entered into by any member of the Group, either (a) within the two years immediately preceding the date of this document which are or may be material; or (b) which contain any provision under which any member of the Group has any obligation or entitlement which is or may be material to the Oncology Business as at the date of this document.

9.3	Novartis OTC Business

No contracts (other than contracts entered into in the ordinary course of business) have been entered into by any member of the Novartis Group, either (a) within the two years immediately preceding the date of this document which are or may be material; or (b) which contain any provision under which any member of the Novartis Group has any obligation or entitlement which is or may be material to the Novartis OTC Business as at the date of this document.

9.4	Vaccines Business

No contracts (other than contracts entered into in the ordinary course of business) have been entered into by any member of the Novartis Group, either (a) within the two years immediately preceding the date of this document which are or may be material; or (b) which contain any provision under which any member of the Novartis Group has any obligation or entitlement which is or may be material to the Vaccines Business as at the date of this document.

10.	Working capital statement

The Company is of the opinion that, taking into consideration the net proceeds receivable by the Company from the Transaction and bank and other facilities available to the Enlarged Group, the working capital available to the Enlarged Group is sufficient for its present requirements, that is for at least the 12 months following the date of publication of this document.

11.	Profit Forecast

In its unaudited preliminary results announcement for the third quarter 2014, published on 22 October 2014, the Company stated as follows:

“In 2014, GSK expects to deliver full year core EPS on a CER and ex-divestment basis broadly similar to last year (from a 2013 base of 108.4p adjusted for divestments completed during 2013).”

This statement constitutes a profit forecast for the purposes of the Listing Rules (the “Profit Forecast”).

The Directors believe that the Profit Forecast continues to be valid based upon unaudited interim financial information for the nine months ending 30 September 2014 and actual performance up to the date of this document.

11.1	Basis of preparation

The Directors prepared the Profit Forecast based on the unaudited interim financial statements for the nine months ended 30 September 2014 and a forecast of the results for the three month period ending 31 December 2014.

Core earnings per share (“EPS”) is a non-GAAP basic earnings per share, typically reported in the Group’s interim and annual financial results. This is not prepared in accordance with IFRS. This non-GAAP financial measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with IFRS.

The core earnings are calculated as the total profit excluding the following items: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income; disposals of associates, products and businesses; and acquisition accounting adjustments for material acquisitions, together with the tax effects of all these items.

Basic core earnings per share has been calculated by dividing the core profit attributable to Shareholders by the weighted average number of shares in issue during the period after deducting shares held by the ESOP Trusts and treasury shares. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.

The constant exchange rate (“CER”) growth represents the growth at constant exchange rates, calculated as if the exchange rates used to determine the results of overseas companies in pound sterling had remained unchanged from those used in the previous year.

The Profit Forecast has been properly compiled on the basis of the assumptions stated below on a basis consistent with the accounting policies of the Group, which are in accordance with IFRS as adopted by the European Union and those which the Group anticipates will be applicable for the full year ending 31 December 2014 (as adjusted for the Group’s non-GAAP policy to disclose core earnings at CER).

11.2	Assumptions

The Profit Forecast has been compiled on the basis of the following assumptions:

(A)	Assumptions which are outside the influence or control of the Directors:

•	there will be no material change in legislation or regulatory requirements impacting the Group’s operations in the three month forecast period to 31 December 2014;

•	there will be no material change in the current trading environment and economic conditions;

•	there will be no further unforeseen material supply chain, manufacturing and distribution disruptions and other business interruptions, including natural disasters or industrial disputes;

•	there will be no material changes in the pricing, rebate and discount programmes, and contracting positions in the US market;

•	there will be no significant new generic product entries into the market impacting the Group’s commercialised products; and

•	there will be no changes in the statutory tax rates enacted between 1 October 2014 and 31 December 2014.

(B)	Assumptions which are within the influence or control of the Directors:

•	there will be no major acquisitions or divestments prior to 31 December 2014;

•	there will be no material change in the operational strategy or current management of the Group during the year ending 31 December 2014;

•	there will be no major manufacturing site closures or rationalisation during the three month forecast period to 31 December 2014; and

•	share repurchases are expected to be immaterial during the three month forecast period to 31 December 2014.

12.	Consents

Citi has given and has not withdrawn its written consent to the issue of this document with the inclusion of its name and references to it in the form and context in which they appear.

Lazard has given and has not withdrawn its written consent to the issue of this document with the inclusion of its name and references to it in the form and context in which they appear.

Zaoui & Co. has given and has not withdrawn its written consent to the issue of this document with the inclusion of its name and references to it in the form and context in which they appear.

PwC has given and had not withdrawn its written consent to the inclusion in this document of its accountant’s report on the Novartis OTC Business in Section 2 of Section A of Part 4, its accountant’s report on the Vaccines Business in Section 2 of Part B of Part 4 and its accountant’s report on the unaudited pro forma financial information in Section B of Part 5 in the form and context in which they are included for the purposes of Listing Rule 13.4.1R(6).

13.	Documents on display

Copies of the following documents will be available for inspection during normal business hours on any Business Day free of charge at the registered office of the Company at 980 Great West Road, Brentford, Brentford, Middlesex, TW8 9GS and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, from the date of this document until the conclusion of the General Meeting:

(i)	the Articles of Association;

(ii)	the Implementation Agreement;

(iii)	the Oncology SPA;

(iv)	the Vaccines SAPA;

(v)	the Contribution Agreement;

(vi)	the Influenza Put Option Deed;

(vii)	the audited financial statements of the GSK Group for the FY2013, FY2012 and FY2011, and the unaudited interim results of the GSK Group for the three months and six months ended 30 June 2014;

(viii)	the Accountants’ Report on the Financial Information on the Vaccines Business set out in Section 2 of Section B of Part 4 of this document;

(ix)	the Accountants’ Report on the Financial Information on the Novartis OTC Business set out Section 2 of Section A in Part 4 of this document;

(x)	the Accountants’ Report on the Unaudited Pro Forma Financial Information for the Enlarged Group set out in Section B of Part 5 of this document;

(xi)	the written consents referred to in paragraph 12 above; and

(xii)	a copy of this document and the Form of Proxy.

Dated 20 November, 2014.

DEFINITIONS

The following definitions and explanations apply throughout this document unless the context requires otherwise:

“2011 Annual Report”	means the Annual Report and Accounts of the Company for the financial year ended 31 December 2011;

“2012 Annual Report”	means the Annual Report and Accounts of the Company for the financial year ended 31 December 2012;

“2013 Annual Report”	means the Annual Report and Accounts of the Company for the financial year ended 31 December 2013;

“ACIP”	means the Advisory Committee on Immunization Practices to the US Center for Disease Control and Prevention;

“Adjusted free cash flow”	adjusted free cash flow excludes payments made to settle legal disputes;

“Adjusted net cash inflow from operating activities”	adjusted net cash inflow from operating activities excludes payments made to settle legal disputes;

“ADR”	means American Depositary Receipts of GSK issued under the Deposit Agreement;

“ADR Voting Instruction Form”	means the voting form for use by holders of ADRs to vote at the General Meeting;

“ADS”	means American Depository Shares. The Company’s Ordinary Shares are quoted on the New York Stock Exchange in the form of American Depository Shares, with each ADS representing two Ordinary Shares;

“Agent Institution”	means a bank, broker, nominee, custodian or financial institution acting on behalf of holders of ADRs with respect to The Depositary Trust Company;

“AKT Inhibitors”	means (i) AKT GSK2141795 and (ii) (AKT) GSK2110183;

“Articles of Association”	means the articles of association of the Company;

“Board” or the “Directors”	means the directors of the Company whose names are set out in paragraph 3 of Part 6 (Additional Information) of this document (or, where the context requires, the directors of the Company from time to time);

“CAGR”	means compound annual growth rate;

“Capital Return”	has the meaning given in paragraph 5.4 of Part 1 (Letter from the Chairman) of this document;

“CER growth”	in order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (“CER”) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in pound sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated;

“CFIUS”	means the Committee on Foreign Investment in the United States;

“Circular”	means this document;

“Citi”	means Citigroup Global Markets Limited;

“COMBI-d Trial”	means a Phase III study evaluating the safety and efficacy of the combination of Tafinlar (BRAF) and Mekinist (MEK) versus Tafinlar monotherapy;

“Companies Act”	means the Companies Act 2006, as amended from time to time;

“Company” or “GSK”	means GlaxoSmithKline plc;

“Company’s Registrar”	means Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6DA;

“Completion”	means completion of the Consumer Healthcare Joint Venture, the Vaccines Acquisition and the Oncology Disposal;

“Completion Date”	means the date upon which Completion occurs;

“Consumer Healthcare Joint Venture” or “JV”	means the joint venture company operating under the name GSK Consumer Healthcare and combining the GSK Consumer Healthcare Business and the Novartis OTC Business, in which GSK will have a 63.5 per cent. equity interest and Novartis a 36.5 per cent. equity interest;

“Contribution Agreement”	means the contribution agreement entered into between GSK, GSK Consumer Healthcare and Novartis in relation to the Consumer Healthcare Joint Venture dated 22 April 2014 (as amended), further details of which are set out in Part 3 (Principal Terms and Conditions of the Transaction), of this document;

“Core results”	core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, and acquisition accounting adjustments relating to the consolidation of material acquisitions, disposals of associates, products and businesses, other operating income other than royalty income and other items, together with the tax effects of all of these items. GSK believes this approach provides a clearer view of the underlying performance of the core business and should make the Group’s results more comparable with the majority of its peers.

During 2014, GSK will report core results performance measured against 2013 core results excluding divestments completed during 2013. In addition, the charge for an additional year of the US

Branded Prescription Drug fee, in accordance with the final regulations issued by the IRS in Q3 2014, has been recorded as a non-core item. The normal, ongoing charge remains in core results;

“CREST”	means the paperless settlement procedure operated by Euroclear enabling system securities to be evidenced otherwise than by certificates and transferred otherwise than by written instrument;

“CREST Manual”	means the rules governing the operation of CREST as published by Euroclear;

“CREST Proxy Instruction”	means a proxy appointment or instruction made via CREST, authenticated in accordance with Euroclear’s specifications and containing the information set out in the CREST Manual;

“CREST Shareholders”	means Shareholders holding Ordinary Shares in CREST in uncertificated form;

“DABP”	means the GlaxoSmithKline 2009 Deferred Annual Bonus Plan, further details of which are set out on pages 100 to 103 of the 2013 Annual Report;

“Deposit Agreement”	Means the deposit agreement dated 27 December 2000, as amended and restated as of 21 December 2007 between GSK, the Depositary and the owners and holders of ADRs issued thereunder;

“Depositary”	means the Bank of New York Mellon as depositary under the Deposit Agreement;

“Diagnostics Business”	means the human blood and blood products diagnostics business (and certain related activities) sold by Novartis Vaccines and Diagnostics Inc. and its affiliates to G-C Diagnostics Corp. pursuant to a share and asset purchase agreement dated 10 November 2013;

“Disclosure and Transparency Rules” or “DTR”	means the rules made by the FCA in its capacity as the UK Listing Authority under Part VI of FSMA (and contained in the UK Listing Authority’s publication of the same name), as amended from time to time;

“Employee Share Schemes”	means the DABP, the PSP, the GlaxoSmithKline ShareSave Plan 2012 and the GlaxoSmithKline ShareReward Plan 2012;

“Enlarged Group”	means the Group following the acquisition of the Novartis OTC Business (as a result of the Consumer Healthcare Joint Venture), the Vaccines Acquisition and the Oncology Disposal;

“Euroclear”	means Euroclear UK & Ireland Limited, the operator of CREST;

“ESOP Trusts”	means the Employee Share Ownership Plan Trusts;

“FCA”	means the Financial Conduct Authority;

“FDA”	means the US Food and Drug Administration;

“FMCG”	means fast moving consumer goods;

“Form of Proxy”	means the form of proxy enclosed with this document for use by Shareholders in connection with the General Meeting;

“Free cash flow”	free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis;

“Free cash flow conversion”	free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements;

“FSMA”	means the Financial Services and Markets Act 2000, as amended from time to time;

“FY2011”	means the 52-week period ended 31 December 2011;

“FY2012”	means the 52-week period ended 31 December 2012;

“FY2013”	means the 52-week period ended 31 December 2013;

“GBS”	means the Novartis Group B Streptococcus vaccine product;

“General Meeting”	means the general meeting of the Company, to be held at 10.30 am on Thursday, 18 December 2014, at Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD, or any adjournment thereof, notice of which is set out at the end of this document;

“GSK Board Recommendation”	has the meaning given in paragraph 3.1 of Part 3 (Principal Terms and Conditions of the Transaction) of this document;

“GSK Consumer Healthcare”	means GlaxoSmithKline Consumer Healthcare Holdings Limited, a company registered in England under number 08998608 whose registered office is at 980 Great West Road, Brentford, Middlesex TW8 9GS;

“GSK Consumer Healthcare Business”	means the GSK Group’s business of researching and developing, manufacturing, distributing, marketing, selling, promoting and/or otherwise commercialising any oral care, nutritional care, skin care or other cosmetic or healthcare product and any prescription product for the treatment of or use by human beings that is managed by, and reported for financial purposes in, the GSK Consumer Healthcare Division for the year ended 31 December 2013 or since; its business of researching and developing pipeline products for that division; its rights to the Flonase/Flixonase switch product as a consumer healthcare product; and any royalty streams in respect of products received by and reported for financial purposes in the GSK Consumer Healthcare Division for the year ended 31 December 2013 or since, but excluding the business(es) of:

(i)	GlaxoSmithKline Consumer Healthcare Limited (a company incorporated and listed in India);

(ii)	GlaxoSmithKline Asia Pvt Limited (a private limited company incorporated in India);

(iii)	Horlicks Limited (a private company incorporated in England and Wales);

(iv)	GlaxoSmithKline Consumer Nigeria plc (a Nigerian listed company); and

(v)	the GSK pharmaceutical division;

“GSK Group” or “Group”	means the Company together with its subsidiaries and subsidiary undertakings;

“GSK India”	means GlaxoSmithKline Consumer Healthcare Limited (a company incorporated and listed in India);

“GSK Nigeria”	means GlaxoSmithKline Consumer Nigeria plc (a Nigerian listed company);

“HSR Act”	means the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, together with its implementing regulations;

“IASB”	means the International Accounting Standards Board;

“IFRS”	means the International Financial Reporting Standards issued by the IASB as adopted by the European Union, as amended from time to time;

“Implementation Agreement”	means the implementation agreement entered into between GSK and Novartis dated 22 April 2014 (as amended), further details of which are set out in Part 3 (Principal Terms and Conditions of the Transaction) of this document;

“Influenza Acquisition”	means, in the event that Novartis exercises the Influenza Put Option, the acquisition by GSK of the Influenza Vaccines Business (or, where the context requires, such part of the Influenza Vaccines Business as Novartis may elect pursuant to the Influenza Put Option Deed), further details of which are set out in Part 3 (Principal Terms and Conditions of the Transaction) of this document;

“Influenza Put Option”	means the option granted by GSK in favour of Novartis giving Novartis the right to require GSK to acquire all or part of the Influenza Vaccines Business on the terms and subject to the conditions set out in the Influenza Put Option Deed;

“Influenza Put Option Deed”	means the put option deed entered into between GSK and Novartis dated 22 April 2014 in relation to all or part of the Influenza Vaccines Business (as amended), further details of which are set out in Part 3 (Principal Terms and Conditions of the Transaction) of this document;

“Influenza Vaccines Business”	means the business of research, development, manufacture, sales, distribution, marketing and commercialisation of influenza vaccines for human use conducted by the Novartis Group, including its cell-based business, its egg-based business and the operations for the manufacture of bulk influenza vaccines produced using cell-based technologies and MF59® adjuvant located at the Marburg site;

“JV Board”	means the board of directors of the JV;

“Latest Practicable Date”	means 18 November 2014;

“Lazard”	means Lazard Frères & Co. LLC and Lazard & Co., Limited;

“Listing Rules”	means the rules made by the FCA in its capacity as the UK Listing Authority under Part VI of FSMA (and contained in the UK Listing Authority’s publication of the same name), as amended from time to time;

“LSE”	means London Stock Exchange plc;

“Marketed Oncology Portfolio”	means the rights to the oncology assets currently marketed by the GSK Group, being: Votrient, Arzerra, Promacta/Revolade, Tykerb/Tyverb, Tafinlar, Mekinist, Arranon/Atriance, Hycamtin, and Zofran (excluding Australia) and Argatroban;

“Notice”	means the notice of the General Meeting which is set out at the end of this document;

“Novartis”	means Novartis AG;

“Novartis Animal Health Business”	means the business conducted by any member of the Novartis Group of researching and developing, manufacturing, distributing, marketing, selling, promoting and/or otherwise commercialising any products which are managed by the Novartis Animal Health Division and reported in the Animal Health reporting segment of the Novartis Consumer Healthcare Division;

“Novartis Board”	means the board of directors of Novartis;

“Novartis Board Approval”	has the meaning given in paragraph 3.1 of Part 3 (Principal Terms and Conditions of the Transaction) of this document;

“Novartis Group”	means Novartis together with its subsidiaries and subsidiary undertakings;

“Novartis JV Put Option”	has the meaning given in paragraph 6.5 of Section B of Part 3 (Principal Terms and Conditions of the Transaction) of this document;

“Novartis OTC Business”

means the Novartis Group’s business of researching and developing, manufacturing, distributing, marketing, selling, promoting and/or otherwise commercialising any oral care, nutritional care, skin care, other cosmetic or healthcare product or device and any prescription products for the treatment of or use by human beings that are managed by the Novartis OTC Division and which have been reported for financial purposes in the OTC reporting segment of the Novartis Consumer Healthcare Division for the year ended 31 December 2013 or since; its business of researching and developing any Novartis pipeline products for that division; its rights to the Voltaren switch product as a consumer healthcare product; and its royalty streams in respect of any products received by and reported for financial purposes in the OTC reporting segment of the Novartis Consumer Healthcare Division for, or since, the year ended 31 December 2013.

The Novartis OTC Business excludes, among other assets:

(i)	the Novartis Animal Health Business;

(ii)	the Novartis US NRT Business;

(iii)	the Novartis pharmaceutical division’s business of researching and developing, manufacturing, distributing, marketing, selling, promoting and/or otherwise commercialising any consumer healthcare products which are managed by and reported for financial purposes in the Novartis pharmaceutical division on or prior to the signing of the Contribution Agreement (including any development of those products); and

(iv)	the businesses owned, or managed by, or reported for financial purposes in Novartis’s Alcon Division (including CIBA Vision) and Sandoz Division;

“Novartis US NRT Business”	means the Novartis Group’s business of researching and developing, manufacturing, distributing, marketing, selling, promoting and/or otherwise commercialising nicotine-related products in the US;

“Oncology Business”	means the business of commercialising the Marketed Oncology Portfolio, related research and development activities and the rights to the AKT Inhibitors, but excluding: (i) the business of manufacturing the products in the Marketed Oncology Portfolio; and (ii) the GSK oncology pipeline;

“Oncology Commercialisation Partner Rights”	means the rights granted to Novartis in relation to the co-development or commercialisation of certain GSK oncology products, further details of which are set out in Part 3 (Principal Terms and Conditions of the Transaction) of this document;

“Oncology Disposal”	means the divestment by GSK of the Oncology Business and the grant of the Oncology Commercialisation Partner Rights;

“Oncology SPA”	means the sale and purchase agreement entered into between GSK and Novartis in relation to the Oncology Disposal dated 22 April 2014 (as amended), further details of which are set out in Part 3 (Principal Terms and Conditions of the Transaction) of this document;

“Ordinary Shares”	means ordinary shares of 25 pence each in the capital of the Company;

“OTC”	means over-the-counter;

“OTC Product”	means an over-the-counter product or device that is available without a prescription;

“Principal Transaction Documents”	means the Implementation Agreement, the Contribution Agreement, the Vaccines SAPA and the Oncology SPA;

“PSP”	means the GlaxoSmithKline 2009 Performance Share Plan, further details of which are set out on pages 100 to 103 of the 2013 Annual Report;

“PwC”	means PricewaterhouseCoopers LLP;

“Q2 2014 Results”	means the unaudited interim results of the Company for the three and six months ended 30 June 2014;

“Q3 2014 Results”	means the unaudited interim results of the Company for the three and nine months ended 30 September 2014;

“R&D”	means research and development;

“Resolution”	means the ordinary resolution set out in the Notice;

“Shareholder”	means a holder, for the time being of Ordinary Shares;

“Shareholders’ Agreement” or “SHA”	means the shareholders’ agreement in relation to the Consumer Healthcare Joint Venture, to be entered into at Completion between GSK, the JV, Novartis and certain of their affiliates, further details of which are set out in Part 3 (Principal Terms and Conditions of the Transaction) of this document;

“Transaction”	means the three-part inter-conditional transaction between GSK and Novartis, consisting of: (i) the Consumer Healthcare Joint Venture; (ii) the Vaccines Acquisition; and (iii) the Oncology Disposal, together with the Influenza Put Option;

“UK”	means the United Kingdom of Great Britain and Northern Ireland;

“UK Listing Authority” or “UKLA”	means the FCA acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

“United States” or “US”	means the United States of America;

“Vaccines Acquisition”	means the acquisition by GSK of the Vaccines Business;

“Vaccines Business”	means the research, development, manufacture, sales, marketing and commercialisation of vaccines for human use by the Novartis Group as recorded and reported by the Novartis Group from time to time under the “Vaccines and Diagnostics” segment as described in and consistent with the Novartis 2013 Annual Report and, with respect only to the Vaccines Institute for Global Health, through the Novartis Institute for BioMedical Research, and including the fill-finish process undertaken at the Rosia site and, to the extent relevant, the Siena site, but excluding:

(A)	the Influenza Vaccines Business;

(B)	the Diagnostics Business; and

(C)	any assets and liabilities relating to the Encepur® and Ixiaro® products if and to the extent disposed of or transferred to a third party in accordance with the Vaccines SAPA;

“Vaccines SAPA”	means the share and business sale agreement entered into between GSK and Novartis in relation to the Vaccines Acquisition dated 22 April 2014 (as amended), further details of which are set out in Part 3 (Principal Terms and Conditions of the Transaction) of this document;

“Working capital conversion cycle”	the working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding; and

“Zaoui & Co.”	means Zaoui & Co. Ltd.

In this document, references to $ are to the currency of the United States.

In this document, Benefiber®, Excedrin®, Fenistil®, Lamisil®, Nicotinell®, Otrivin®, Sinecod®, Theraflu®/Neocitran®, Triaminic®, Voltaren®, Bexsero®, Menveo®, Encepur®, Ixiaro®, Focetria® and Fluad® are registered trademarks of Novartis.

GlaxoSmithKline plc

(Registered in England and Wales No. 3888792)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of GlaxoSmithKline plc (the “Company”) will be held at Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD at 10.30 am on Thursday, 18 December 2014 for the purposes of considering and, if thought fit, passing the following resolution, which will be proposed as an ordinary resolution.

ORDINARY RESOLUTION

THAT the proposed transaction by the Company with Novartis AG (“Novartis”) consisting of three inter-conditional components, being (i) the entry by the Company into, and the creation of, the Consumer Healthcare Joint Venture including the grant by the Company of the Novartis JV Put Option, (ii) the acquisition by the Company of Novartis’s Vaccines Business, and (iii) the divestment by the Company of the Oncology Business, together with (iv) the Influenza Put Option (each capitalised term being as defined in the circular sent to shareholders of the Company dated 20 November 2014), and being on the terms and subject to the conditions contained in the Implementation Agreement, the Contribution Agreement (including the Shareholders’ Agreement to be entered into pursuant thereto), the Vaccines SAPA, the Oncology SPA, the Influenza Put Option Deed (each capitalised term being as defined in the aforementioned circular) and the associated and ancillary agreements and arrangements relating thereto (the “Transaction”), be and is hereby approved for the purposes of Chapter 10 of the Listing Rules of the Financial Conduct Authority, and the Directors of the Company (or a duly authorised committee thereof) be and are hereby authorised to:

(i) take all such steps, execute all such agreements and make such arrangements as may seem to them necessary, expedient or desirable for the purpose of giving effect to, or otherwise in connection with, the Transaction and/or associated and ancillary arrangements relating thereto; and

(ii) agree and make such modifications, variations, revisions, waivers or amendments in relation to any of the foregoing (provided that such modifications, variations, revisions, waivers or amendments are not material) as they may in their absolute discretion think necessary, expedient or desirable.

Dated 20 November 2014

By order of the Board

Victoria Whyte

Company Secretary

GlaxoSmithKline plc

Registered Office:

980 Great West Road

Brentford

Middlesex

TW8 9GS

Notes:

1.	The Resolution at the General Meeting will be decided by poll as required by the Company’s Articles of Association.

2.	Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the meeting. A member may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not be a member of the Company.

3.

a.	To appoint a proxy you may:

i.	complete the Form of Proxy enclosed with this Circular, which should be returned directly to Equiniti at the address given in Note 3(g); or

ii.	if you have a Shareview portfolio, register your vote electronically by visiting www.shareview.co.uk, logging into your account and following the instructions provided; or

iii.	register the appointment of your proxy electronically using the internet by logging on to www.sharevote.co.uk using the Voting ID, Task ID and Shareholder Reference Number (SRN) printed on your Form of Proxy enclosed with this Circular and following the instructions provided. Please note that any electronic communication sent to Equiniti in respect of the appointment of a proxy that is found to contain a computer virus will not be accepted; or

iv.	if your hold your shares in uncertificated form in CREST, you may utilise the CREST electronic proxy appointment service by using the procedures described in the CREST Manual. CREST Personal Members or other CREST Sponsored Members, and those CREST members who have appointed a service provider or providers, should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. Further details of voting via CREST are given on page 162.

b.	The proxy appointment must be received by the Company’s registrar, Equiniti, by 10.30 am on Tuesday, 16 December 2014.

c.	The “Vote withheld” option is provided to enable a member to withhold his or her vote on the Resolution. It should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of votes “For” or “Against” the Resolution.

d.	If you do not have a Form of Proxy and believe that you should have been sent one, or if your require additional proxy forms, please contact Equiniti on one of the numbers given in Note 3(g).

e.	The return of a completed proxy form, other instrument, or any CREST Proxy Instruction will not prevent a member from attending the General Meeting and voting in person if he or she wishes to do so.

f.	If you submit more than one valid proxy appointment, the appointment received last before the latest time for receipt of proxies will take precedence; if the Company is unable to determine which was last received, none of them shall be treated as valid.

g.	Equiniti can be contacted using the following details:

Equiniti Limited

Aspect House

Spencer Road

Lancing, BN99 6DA

Tel: 0871 384 2974* (in the UK)

Tel: + 44 (0)121 415 0867

*As at the date of this Circular, calls to this number were charged at 8 pence per minute plus network extras. Lines are open from 8.30 am to 5.30 pm, UK time, Monday to Friday, except UK public holidays.

4.	Holders of the Company’s American Depositary Shares evidenced by American Depositary Receipts (ADRs) may exercise their votes through the Depositary, BNY Mellon. Such holders wishing to attend the General Meeting should obtain prior authority by being nominated an “Appointed Proxy” by the Depositary, who can be contacted at:

BNY Mellon Shareowner Services

PO Box 30170

College Station, TX 77842-3170

Overnight correspondence should be sent to:

BNY Mellon Shareowner Services

211 Quality Circle, Suite 210

College Station, TX 77845

www.mybnymdr.com

Tel: 1 877 353 1154 (US toll free)

Tel: + 1 201 680 6825 (outside the US)

5.	Participants in the Company’s Corporate Sponsored Nominee service may exercise their votes through the Company’s registrar, Equiniti, by using the Form of Direction enclosed with this Notice of Meeting, which should be returned direct to Equiniti at the address in Note 3 (g) above. Please note that the Form of Direction must be received by 5.00 pm on Monday, 15 December 2014.

6.	Any person to whom this Notice is sent who is a person nominated under section 146 of the Companies Act to enjoy information rights (a “Nominated Person”) may, under an agreement between him/her and the member by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the member as to the exercise of voting rights.

7.	The statement of the rights of members in relation to the appointment of proxies in Notes 2 and 3 above does not apply to Nominated Persons. The rights described in those Notes can only be exercised by members of the Company.

8.	To be entitled to attend and vote at the General Meeting, members must be entered on the Register of Members of the Company at 6.00 pm (London time) on Tuesday, 16 December 2014 (or, in the event of any adjournment, 6.00 pm (London time) on the date which is two business days before the time of the adjourned meeting). Members may cast votes only in respect of shares of which they were registered holders at such time, and changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the General Meeting.

9.	As at 18 November 2014 (the last practicable date prior to the publication of this Notice) the Company’s issued share capital consisted of 5,352,993,977 Ordinary Shares, carrying one vote each. The total number of voting rights in the Company as at 18 November 2014 was 4,861,478,027.

10.	Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that, if there is more than one corporate representative, they do not do so in relation to the same shares.

11.	Members may not use any electronic address provided either in this Notice of the General Meeting or any related documents (including the Circular and Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

12.	A copy of the Circular, including this Notice, and other information required by section 311A of the Companies Act, can be found at www.gsk.com.

13.	Any member, proxy or joint shareholder attending the General Meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the General Meeting but no such answer need be given if (i) to do so would interfere unduly with the preparation for the General Meeting or involve the disclosure of confidential information, (ii) the answer has already been given on a website in the form of an answer to a question, or (iii) it is undesirable in the interests of the Company or the good order of the General Meeting that the question be answered.

14.	In the case of joint shareholders where one or more of the joint shareholders purports to appoint a proxy, only the vote of the first named in the register of members of those who have purported to appoint a proxy shall be accepted.

15.	To be admitted to the General Meeting, shareholders are asked to present their attendance card (which is attached to the Form of Proxy) or present proof of identity.

16.	On arrival at the place of the General Meeting, all those entitled to vote will be required to register and collect a poll card.

Further information on how to vote electronically

Voting using Shareview

If you have a Shareview portfolio, you may register your vote electronically by visiting www.shareview.co.uk, logging into your account and following the instructions provided.

Voting using Sharevote

You may register your vote electronically by logging on to www.sharevote.co.uk using the Voting ID, Task ID and Shareholder Reference Number (SRN) printed on your enclosed Form of Proxy and following the instructions provided. If you would like to cast your vote electronically you need to do so by 10.30 am on Tuesday, 16 December 2014.

Voting using CREST’s electronic proxy appointment service

If you hold your shares in uncertificated form in CREST you may use the electronic proxy appointment service operated by CREST to appoint a proxy or proxies and register your vote. CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment(s) thereof by utilising the procedures described in the CREST Manual (available via www.euroclear.com). CREST Personal Members or other CREST Sponsored Members, and those CREST members who have appointed a voting service provider or providers, should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s and must contain the information required for such instructions, as described in the CREST Manual.

The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent Equiniti ID RA19 by 10.30 am on Tuesday, 16 December 2014.

For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions.

It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or Sponsored Member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

Date: November 24, 2014

By:	/s/ Victoria Whyte
Victoria Whyte Authorised Signatory for and on behalf of GlaxoSmithKline plc